



Moody's Corporation

Annual Report 2004


SEC MAIL
PROCESSING
RECEIVED
MAR 3 2005
WASH, D.C.
152
SECTION

MOODY'S GLOBAL PRESENCE

Argentina ▪ Australia ▪ Brazil ▪ Canada ▪ China ▪ Cyprus ▪ France ▪ Germany ▪ Hong Kong ▪ Italy
Japan ▪ Mexico ▪ Singapore ▪ South Africa ▪ Spain ▪ Taiwan ▪ United Kingdom ▪ United States

Chile ▫ Czech Republic ▫ Egypt ▫ India ▫ Israel ▫ Korea ▫ Russia



■ Office □ Affiliation

FINANCIAL HIGHLIGHTS

Amounts in millions except per share data	**2004**	2003	2002	2001	2000
OPERATIONS					
Revenue	**$1,438.3**	$1,246.6	$1,023.3	$ 796.7	$ 602.3
Operating Income	**$ 786.4**	$ 663.1	$ 538.1	$ 398.5	$ 288.5
Net Income[1]	**$ 425.1**	$ 363.9	$ 288.9	$ 212.2	$ 158.5
Diluted EPS[1]	**$ 2.79**	$ 2.39	$ 1.83	$ 1.32	$ 0.97
BALANCE SHEET					
Total Assets	**$1,376.0**	$ 952.3	$ 630.8	$ 505.4	$ 398.3
Long-Term Debt[2]	**$ —**	$ 300.0	$ 300.0	$ 300.0	$ 300.0
EQUITY TRANSACTIONS[3]					
Cost of Share Repurchases	**$ 221.3**	$ 171.7	$ 369.9	$ 267.6	$ 71.8
Dividends Paid	**$ 44.7**	$ 26.8	$ 27.8	$ 28.3	$ 7.2

Moody's financial highlights should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto contained elsewhere in this annual report.

(1) Net income and diluted EPS for 2004 include the following items: $16.8 million of after-tax expense related to stock options and other stock-based compensation (stock options granted on or after January 1, 2003 are being expensed by Moody's over the option vesting period); and charges of $30.0 million for increases in reserves related to legacy income tax exposures that were assumed by Moody's in connection with its separation from The Dun & Bradstreet Corporation in October 2000. Net income and diluted EPS for 2003 include the following items: a $7.9 million after-tax gain on an insurance recovery related to the September 11th tragedy; $6.6 million of after-tax expense related to stock options and other stock-based compensation; and charges of $16.2 million for increases in reserves related to the legacy income tax exposures referred to above.

(2) The amounts shown as long-term debt represent notes payable that mature in September 2005. These notes payable are classified as a current liability at December 31, 2004.

(3) Amounts reported are for the period subsequent to the September 30, 2000 separation from The Dun & Bradstreet Corporation. The cost of share repurchases does not reflect proceeds from employee stock plans or related tax benefits.


$602.3
$796.7
$1,023.3
$1,246.6
$1,438.3
2000 2001 2002 2003 2004
REVENUE
($ Millions)
$288.5
$398.5
$538.1
$663.1
$786.4
2000 2001 2002 2003 2004
OPERATING INCOME
($ Millions)
$0.97
$1.32
$1.83
$2.39
$2.79
2000 2001 2002 2003 2004
DILUTED EPS(1)

DEAR SHAREHOLDERS:



We are pleased to report that in 2004 Moody's again produced strong financial results. We are particularly proud to have accomplished these results during a year marked by mixed global macroeconomic and fixed income market conditions. These included rising short-term interest rates but persistently low long-term rates in the U.S., weak U.S. and European investment-grade corporate issuance, strength in the U.S. high yield and structured finance markets, and a weak dollar. Overall, the Company's financial results exceeded its long-term targets, underscoring the fundamental strength of Moody's business arising from the diversity of global capital markets.

During the year we also undertook several important initiatives to assure the Company's continued success. We continued our geographic expansion, pursued new product areas, and worked constructively with global securities regulators on oversight of credit rating agencies.

GROWTH IN REVENUE AND PROFIT

For 2004, Moody's revenue and profit growth exceeded our long-term targets of 12½% operating income growth and 15% earnings per share growth.

- **Revenue** totaled $1,438 million, an increase of 15% from 2003's $1,247 million.
- **Operating income** of $786 million was up 19% from $663 million in 2003.
- **Net income** reached $425 million, growth of 17% from $364 million in 2003.
- **Diluted earnings per share** was $2.79, an increase of 17% from 2003's $2.39.[1]

Moody's revenue growth in 2004 was broad-based. Within the Moody's Investors Service business, total ratings revenue grew 13% compared with 2003.

In the U.S., structured finance grew over 17% and was once again the largest dollar contributor to revenue

(1) Earnings per share for 2004 included $0.11 of after-tax expense related to stock options and other stock-based compensation and charges aggregating $0.20 to increase reserves related to legacy tax exposures assumed by Moody's in connection with its separation from The Dun & Bradstreet Corporation in 2000. 2003 earnings per share included $0.04 of after-tax expense related to stock options and other stock-based compensation, legacy tax charges of $0.11, and a $0.05 after-tax gain on an insurance recovery.

FOR 2004, MOODY'S REVENUE AND PROFIT GROWTH EXCEEDED OUR LONG-TERM TARGETS OF 12½% FOR OPERATING INCOME AND 15% FOR EARNINGS PER SHARE.

growth as Moody's benefited from unexpected strength in the U.S. residential mortgage and home equity loan markets. In the U.S. corporate and financial institutions markets, we achieved mid-teens percent growth. Good high yield issuance, robust bank loan activity, and the continued expansion of our Enhanced Analysis Initiative more than offset weakness in the investment grade corporate sector. Revenue in U.S. public finance declined 6% year-to-year, due to higher interest rates and improved state and local finances, which reduced the need for borrowings.

International ratings revenue grew 13%, including 450 basis points of growth from favorable currency changes. International structured finance grew in the high teens percent range, with most of the growth coming from Europe. International financial institutions revenue grew at a mid-teens percentage rate, with important growth in new rating mandates. Corporate finance growth was in the mid-single-digit percent range, as issuance in Europe was weak.

Moody's research segment was the fastest growing part of our business in 2004, with global revenue growth of 34%. We benefited from increased global demand for independent, authoritative analysis and commentary on credit risk, and we continued to gain market acceptance of new data and analysis products.

Increased adoption of quantitative credit risk management techniques created additional opportunities for Moody's KMV, where revenue grew 14% last year. Moody's KMV achieved over 20% growth in its private firm default probability products and portfolio products as well as in services, particularly those that assist financial institutions in validating and calibrating internal credit risk models.

PROSPECTS FOR CONTINUED GROWTH

Moody's is an investment in the growth of the public debt capital markets and in the credit markets more broadly. We believe that opportunities in these markets will continue to enable us to grow, on average, at our target growth rates of 12½% for operating income and 15% for earnings per share for the next five to seven years. It is important to note that our growth may exceed these targets in some years and may fall below the targets in others.

The opportunities that we believe will enable us to grow at these rates are:

- **Expanded adoption of structured finance** into both new geographies and new asset types
- **"Disintermediation,"** whereby companies increasingly obtain financing in the public capital markets in addition to through the banking system
- **Geographic expansion and integration of public capital markets** in Eastern Europe, Russia and the Commonwealth of Independent States (the former components of the Soviet Union), South and East Asia, and Latin America
- **Market acceptance of new credit opinion, data, and analysis products,** including recently Moody's Investors Service's Enhanced Analysis Initiative and quantitative credit assessment products at both Moody's KMV and Moody's Investors Service.

We expect to have the business model and global scale to take advantage of these opportunities. We should also continue to have significant free cash flow, allowing us to fund internal investments, to pursue acquisitions, and to support growth in earnings per share that is higher than growth in operating income through our program of opportunistic share repurchases.

CONSTRUCTIVE PARTICIPATION WITH GLOBAL SECURITIES REGULATORS

During 2004, Moody's participated in the ongoing regulatory review of the credit ratings industry internationally and in the U.S.

DURING THE YEAR WE UNDERTOOK IMPORTANT INITIATIVES TO ASSURE MOODY'S CONTINUED SUCCESS. WE CONTINUED OUR GEOGRAPHIC EXPANSION, PURSUED NEW PRODUCT AREAS, AND WORKED WITH GLOBAL SECURITIES REGULATORS ON OVERSIGHT OF THE CREDIT RATINGS INDUSTRY.

WE ARE DEDICATED TO BEING THE LEADING AUTHORITY ON CREDIT RISK IN THE GROWING AND CONTINUOUSLY EVOLVING FINANCIAL MARKETS.

Importantly, a Code of Conduct for rating agencies was released as a joint initiative of the International Organization of Securities Commissions ("IOSCO") and the credit ratings industry. The Code of Conduct addresses appropriate professional practices, proper management of conflicts of interest, proper use of non-public information, and other important policies and practices for credit rating agencies. Rating agencies are expected either to comply with the Code of Conduct or to explain why they are not in compliance. Accordingly, the approach relies on rating agency disclosure that will enable market participants to determine whether individual rating agencies are behaving properly and how each of their ratings should be evaluated in the market.

Moody's has announced that we endorse the IOSCO Code of Conduct. Our Moody's internal code of conduct is already substantially consistent with the IOSCO Code, and we will report periodically on our progress and ongoing compliance with the IOSCO Code.

In the U.S., the SEC has determined to seek public comment on proposed recognition criteria for rating agencies seeking designation as "Nationally Recognized" for U.S. regulatory purposes. Moody's continues to work with the SEC as it reviews the ratings industry and in response to its proposed adoption of industry recognition standards.

Additionally, the Committee of European Securities Regulators ("CESR") is considering whether the European Union should institute regulation of rating agencies and, if so, the form and scope of such regulation. CESR has held public hearings, and we continue to participate actively in the CESR process.

OUR FINANCIAL POLICY: RETURNING EXCESS CAPITAL TO SHAREHOLDERS

Moody's remains committed to returning excess capital to shareholders. We pay a modest dividend and repurchase our shares opportunistically. In 2004, we increased the annual dividend to 30 cents per share from 18 cents,

WE ARE COMMITTED TO PROVIDING VALUE TO OUR CUSTOMERS, THE INVESTMENT COMMUNITY, OUR EMPLOYEES, AND OUR SHAREHOLDERS.

an increase of 67%. During 2004, Moody's repurchased 3.5 million shares at a cost of $221.3 million, bringing our total repurchases since the separation from Dun & Bradstreet in 2000 to 26.4 million shares at a total cost of $1.1 billion, about half of which has been used to purchase shares to offset stock option exercises.

Early in 2005, we proposed a two-for-one stock split, contingent on our shareholders approving an increase in the number of authorized shares at the 2005 annual shareholders' meeting in April. In addition, we further increased the annual dividend by 47%, to 44 cents per share on a pre-split basis.

We also remain committed to developing our business through acquisitions. We are looking for companies that are logical adjacencies to our existing businesses, have strong positions in growing segments of the capital markets, fit our business and management competencies, and have strong financial characteristics. We would expect to complement these businesses with Moody's capabilities and provide a positive impact on growth and profitability.

OUR COMMITMENTS

We are confident that Moody's has good prospects for growth in the coming years. We are committed to providing value to our customers, the investment community, our employees, and our shareholders. We are dedicated to upholding our standards to be the leading authority on credit risk in the growing and continuously evolving financial markets. Most important, we remain committed to upholding the independence and integrity of our business.



JOHN RUTHERFURD, JR.
Chairman and Chief Executive Officer



RAYMOND W. MCDANIEL, JR.
President and Chief Operating Officer



WELCOMING RAY MCDANIEL

As I have discussed with our shareholders for over a year, having reached age 65 earlier this year, I will retire as Chairman and Chief Executive Officer of Moody's at our annual shareholders' meeting in April. At that time Raymond McDaniel will become Moody's Chairman and CEO.

Looking back over my ten years at Moody's, let me first thank our customers for their support as we enhanced the breadth and depth of our analytical processes and reporting, particularly after the difficult credit conditions of 2001 and 2002. Moody's management team and employees deserve my sincere thanks for the Company's impressive success. I also deeply appreciate our shareholders' support of Moody's since the separation from Dun & Bradstreet in 2000.

Moody's has taken important steps over the past several years to ensure that our management succession will be both natural and successful. To this end, Ray was elected to the Moody's Board of Directors in April 2003, became Chief Operating Officer in December 2003, and was elected President and COO by the Board in October 2004.

Ray joined Moody's in 1987 as a credit analyst in the U.S. structured finance business. In 1992 he took on responsibility for Moody's international structured finance division. He was promoted to head of Moody's European business in 1993, and of Moody's overall international business in 1996. Ray has, in effect, been running all of the operations of Moody's ratings and research business since mid-2001. The Board of Directors and I are highly confident that Ray will do an excellent job as Moody's CEO. All of us who know Ray believe strongly that the Company will be in very skilled hands.

Personally, Moody's has been an extraordinary ten-year experience. It has been a great privilege to participate in the expansion of the global debt capital markets, Moody's expanding role in those markets, and the increased value that Moody's ratings, research, and quantitative credit assessment services provide. I have greatly enjoyed being part of the Moody's culture of learning and evolving to meet market needs. I am sure that this culture will serve Moody's, its customers, employees, and shareholders well in the future.



JOHN RUTHERFURD, JR.
Chairman and Chief Executive Officer

WITH OUR THANKS



John Rutherfurd became Moody's Chief Executive Officer when the Company separated from The Dun & Bradstreet Corporation in October 2000. Under John's leadership, Moody's has achieved consistently outstanding financial results. From 2001 through 2004 Moody's achieved compound annual growth of 22% in revenue, 25% in operating income, and 28% in diluted earnings per share. This financial performance strongly exceeded the expectations of the Company and its shareholders, and resulted in an increase in Moody's market capitalization of $8.7 billion, from $4.2 billion in October of 2000 to $12.9 billion at year-end 2004.

As importantly, John has inspired Moody's employees to meet the professional challenge of providing the highest quality credit analysis and research during a period of rapidly evolving and sometimes turbulent debt markets. The Company's progress in improving its credit ratings and quantitative analysis, measuring and communicating the performance of its work, interacting constructively with regulatory authorities and policymakers around the world, and expanding the number of markets in which Moody's contributes to market efficiency and investor protection are just a handful of examples of the professional achievements of the firm during John's tenure.

John contributed his energy, insight, and guidance to each endeavor and retires from Moody's with these foundations for lasting shareholder value firmly in place.

On behalf of Moody's employees around the world and the Company's shareholders, I want to thank John for his ten years of service and for leading Moody's as a public company for the past four and a half years. John demanded the most from himself and from all Moody's employees, and it shows in the Company's financial and professional performance. We look forward to continuing to build on the culture of success that John has instilled in the Company.

Again, thank you, and all the best in retirement!

RAYMOND W. MCDANIEL, JR.
President and Chief Operating Officer

AT A GLANCE

GROWTH IN GLOBAL DEBT ISSUANCE


6,000
5,000
4,000
3,000
2,000
1,000
0
Global Issuance ($ Billions)
'96
'97
'98
'99
'00
'01
'02
'03
'04
TOTAL (CAGR=18%)
CORPORATIONS, PUBLIC FINANCE, FINANCIAL INSTITUTIONS, SUB-SOVEREIGNS (CAGR=15%)
STRUCTURED FINANCE (CAGR=25%)

MOODY'S CONSISTENT, LONG-TERM HISTORY OF GROWTH


1,500
1,250
1,000
750
500
250
0
Revenue ($ Millions)
900
750
600
450
300
150
0
Operating Income ($ Millions)
'82
'84
'86
'88
'90
'92
'94
'96
'98
'00
'02
'04
OPERATING INCOME
REVENUE

MOODY'S REVENUE BY REGION

2004 Total Revenue $1,438 Million


11%
26%
63%

COMPOUND ANNUAL GROWTH RATE 1996–2004


34%
25%
16%

- UNITED STATES
- EUROPE
- OTHER INTERNATIONAL

MOODY'S REVENUE BY PRODUCT

2004 Total Revenue $1,438 Million


9%
12%
37%
6%
22%

COMPOUND ANNUAL GROWTH RATE 1996–2004


31%
28%
24%
15%
14%
4%

- STRUCTURED FINANCE
- CORPORATE FINANCE
- FINANCIAL INSTITUTIONS & SOVEREIGN RISK
- PUBLIC FINANCE
- RESEARCH
- MOODY'S KMV*

*The 1996-2004 revenue CAGR for Moody's KMV is on a pro forma basis, assuming that KMV had been owned by Moody's in 1996. Revenue for 1996 consists of reported legacy Moody's Risk Management Services GAAP revenue of $8.6 million and KMV revenue of $6.2 million.

WORLDWIDE, THE DEMAND FOR INDEPENDENT



TORONTO, CANADA

CREDIT ANALYSIS AND COMMENTARY IS RISING



NEW YORK, NEW YORK



BUENOS AIRES,
ARGENTINA



In our letter to shareholders, we summarize Moody's financial performance and a few of our important achievements in 2004. In the following pages we describe Moody's growth prospects for the coming years and our strategies to take advantage of these opportunities. We explain our efforts to ensure that Moody's continues to meet the market's expectations for the performance of our ratings, research and analytical services, and to maintain the integrity and high ethical standards that underlie the value of our business.

GROWTH OPPORTUNITIES: RATINGS AND NEW PRODUCTS

We believe that a number of attractive trends and opportunities will enable Moody's to meet our growth targets—average annual growth of 12½% in operating income and 15% in earnings per share—over the next five to seven years. We expect Moody's to benefit from continued secular growth in the number of issuers we rate, the volume and types of debt they issue, and expansion of the range of our products and services. We discuss these growth opportunities and Moody's strategies to capitalize on them below.

Growth in Moody's Ratings Business

On a global basis, the volume of rated debt issuance has grown at a compound annual rate of 18% since 1996. A number of forces have contributed to this growth, including increased adoption of structured finance technology and disintermediation, the process whereby businesses borrow directly from the capital markets as well as from banks. We expect continuing expansion of both developed and emerging debt markets, and ongoing global integration of those markets. These forces should create demand for Moody's ratings and research as issuers seek to place their bonds and investors seek independent, credible opinions and insight on those issuers and their debt. We believe these forces will persist for a number of years, increasing the volume of rated debt issuance.

Moody's primary strategy to capitalize on these opportunities centers on identifying segments of the capital markets where we think significant expansion will

STRUCTURED FINANCE HAS BEEN MOODY'S FASTEST-GROWING RATINGS BUSINESS ON A GLOBAL BASIS FOR A NUMBER OF YEARS, AND WE EXPECT THIS GROWTH TO CONTINUE.

occur and allocating skilled resources early enough to ensure that we are prepared to provide credit ratings and related research which customers value as the segments develop.

Increased Adoption of Structured Finance Technology

Structured finance has been Moody's fastest-growing ratings business on a global basis for a number of years, and we expect this growth to continue in both developed and developing markets. New financial regulations in countries seeking to expand and diversify the financial sector of their economies will facilitate the use of securitization. Increases in consumer borrowing for housing and other uses in both developed and developing economies will provide an ample supply of assets for securitization. Additional financial institutions and other businesses will securitize well-established asset classes, such as residential and commercial mortgages and consumer receivables, to obtain funding or manage their balance sheets, thereby improving returns on assets and invested capital. Banks and other financial institutions will also employ securitization techniques to manage concentrations of credit risk while preserving customer relationships, particularly in business lending. The process of financial innovation, as issuers and financial advisors design new instruments to accomplish specific credit risk management and investment goals, has created important new asset classes, such as credit derivatives, and will likely yield new products that will gain market acceptance and create additional growth in the volume of rated issuance.

Disintermediation

Disintermediation, which changes the allocation of credit-sensitive assets from the banking system to the public securities markets, will continue to create growth in the number of public debt issuers around the world and increase the volume of debt for Moody's to rate.

Issuing debt securities in the public capital markets in addition to borrowing from banks can offer several benefits to issuers, including a lower cost of capital and a more diverse source of funds. Disintermediation is most likely to occur in regions with well-developed capital markets that can readily offer businesses these benefits. We expect disintermediation will be most prominent over the near term in Europe and in certain Asian economies, where banks provide a significantly larger share of business capital than they do in the U.S. This process will have a positive impact on Moody's corporate ratings business. It should also promote growth in lower investment-grade and speculative-grade issuance, which, in turn, should make available additional assets for securitization.

Expansion of Global Debt Markets

Expansion of the global debt markets will likely create new opportunities for Moody's ratings business. In the near term, we believe Europe, including the new member states of the European Union, and Asia will continue to be the most important geographic markets for growth. We also see good medium-term opportunities in Eastern Europe and Latin America.

Looking further into the future, we see significant growth prospects for Moody's ratings business in a number of potentially large, developing markets. We think India has the potential to become a significant domestic and cross-border capital market, with its large population, rapidly growing economy, high savings rate, and relatively well-developed banking and financial system. We already rate bonds issued by Indian corporations and financial institutions in the Eurobond and other markets. We see the potential for India to develop significant domestic markets for several classes of debt instruments, including corporate and financial institutions debt, residential and commercial mortgage-backed securities, and asset-backed securities. To position Moody's in India's domestic markets, we have invested in ICRA Ltd., a leading Indian rating agency in which we now own a 29% interest. We also plan to open an office in India in 2005 to provide better service to Indian companies raising funds in the global markets, to solicit new issuer and investor relationships, and to oversee various regional outsourcing activities.

We also see significant opportunity in China, which has a large, rapidly growing economy, a large population, and a high rate of savings that currently flows almost exclusively into the banking system. Ongoing capital needs to meet growth opportunities and the expectation that the banking system alone will not be able to fulfill those needs, should encourage development of the domestic Chinese capital market and drive greater use of rated, cross-border issuance by China's largest companies. At the encouragement of central government authorities, Moody's has been working with

MOODY'S RESEARCH BUSINESS CONTINUES TO GROW RAPIDLY, DRIVEN BY ADDITIONAL SUBSCRIBERS AND DEMAND FOR NEW PRODUCTS AND SERVICES.



SAN FRANCISCO, CALIFORNIA



state-owned financial enterprises that are considering structured finance transactions and assisting them to improve their credit risk management practices. We also rate cross-border bond issuance through our offices in Beijing, Hong Kong, and Taiwan. We continue to seek opportunities for increased participation in the Chinese domestic credit market.

Russia and the Commonwealth of Independent States are also potentially attractive markets for Moody's over the longer term. These economies contain a large number of sizable natural resources firms. Because the local banking systems are small relative to their economies' capital needs, we believe large companies in these regions will use the global public capital markets to finance their expansion. We have a majority interest in Moody's Interfax Rating Agency in Russia. Our local partner, Interfax, is the leading global independent news agency.

Global Integration of Markets

As capital markets around the world develop, they become more closely integrated. The growing availability of timely investment information as a result of advances in information technology, combined with reductions in legal and regulatory barriers to cross-border investing, has accelerated the integration of markets globally. Ratings and research that provide credible and reliable insight into credit risk on a global basis both facilitate and benefit from this integration. With our global workforce, local partnerships, and long history of maintaining credit ratings around the world, Moody's is well positioned to participate constructively and profitably in this trend.

Expansion of New Products and Services

Developing new products and services is another element of Moody's growth strategy. There has been increased demand around the world for independent credit analysis and commentary. Moody's response has been to develop products and services aimed at market participants who want additional insight to make better informed credit decisions. We believe that this demand

WE REMAIN COMMITTED TO PRESERVING THE STANDARDS



LONDON, ENGLAND

THAT SUPPORT MOODY'S ROLE IN THE CAPITAL MARKETS



MILAN, ITALY

MARKET PARTICIPANTS MUST UNDERSTAND OUR ANALYTICAL PROCESSES AND HOW WE ARRIVE AT DECISIONS IN ORDER TO PROPERLY EVALUATE OUR OPINIONS.

will persist and that new products and services will remain one of Moody's fastest-growing sources of revenue for a number of years.

MOODY'S INVESTORS SERVICE

Enhanced Analysis Initiative

Our Enhanced Analysis Initiative ("EAI"), started in 2003, focuses analytical scrutiny in our ratings process on a number of topics of particular interest to investors, including issuers' financial reporting, their use of structured finance and other off-balance sheet risk transference strategies, their vulnerability to short-term liquidity crises, their corporate governance, and for financial institutions, their risk management practices. In addition, we meet with issuers to explain the important elements supporting our credit analysis and ratings and the areas of the EAI, thereby improving ratings transparency.

In 2004, we solicited feedback on the EAI from a broad range of market participants, including both issuers and investors. The overall response was positive and we expect that elements of the EAI will become a permanent part of Moody's analytical framework. We will continue to extend our coverage in 2005. For example, liquidity risk assessments will cover 900 issuers in 2005, financial reporting assessments will cover over 600 issuers, and we will increase the number of rating transparency meetings with issuers to 200. Our EAI efforts are global. Although predominantly offered in the U.S., they also cover Europe and will include parts of Asia. We believe that the EAI will produce annual revenue of approximately $50 million by 2007.

New Research Products

Along with our ratings, Moody's company- and transaction-specific research serve as the core of our offering for the fixed income and credit markets. Revenue from Moody's research business has risen at a compound annual rate of 24% since 1996, and we expect this business to remain one of Moody's fastest-growing for a number of years. We think that new data and analytic products and services will be a primary driver of this growth. This will be supplemented by good growth in our core research activities, especially in international markets, and licensing of our information to customers who use it internally or redistribute it to their customers.

As the markets grow in scale and sophistication, some of our clients increasingly supplement our analysis with





PARIS, FRANCE

their own. Moreover, investors need assistance interpreting and applying the results of their analysis to better manage their credit risk exposures and investment strategies. Accordingly, we are delivering data and analytic tools that support our customers' own credit analysis. Such products and services will drive further growth in the research business in well-developed markets such as the U.S. and supplement the continued growth in core research revenue from the European and Asian markets.

Examples of our new data and analytic services include:

Moody's Market Implied Ratings

Moody's Market Implied Ratings ("MIR") provides a tool for investors and other market participants to compare Moody's ratings with other measures of credit risk, including measures derived from the market prices of bonds and credit default swaps. MIR enables fixed income investors to better understand and interpret Moody's ratings and other measures of credit risk in light of market prices. In 2005, Moody's began producing research and commentary about MIR data to further assist investors with their evaluation of credit risk and trading levels. We believe this initiative represents an important extension of Moody's services, providing investors with a broader range of fixed income research topics.

Moody's Credit Risk Calculator

Moody's Credit Risk Calculator is a web-based application that enables users to analyze historical default rates and rating changes among corporations, financial institutions, and sovereign issuers by drawing directly from Moody's default database. The database features the credit histories of nearly 10,000 corporate and sovereign entities and over 200,000 individual debt securities going back to 1970. Default rate calculations and rating transition matrices can be customized based on a user's choice of industry, region, and time horizon.

Municipal Financial Ratio Analysis

By providing access to the ratios created and used by Moody's analysts, Municipal Financial Ratio Analysis ("MFRA") helps market participants analyze the financial profile of issuers in the U.S. public finance market. Introduced in late 2003, MFRA has quickly become a standard tool for investors, issuers, and underwriters. In 2005, Moody's plans to build on this success by introducing Municipal Quantitative Risk Analyzer, which draws on the

THE INTEGRITY OF THE CREDIT RATINGS PROCESS



TOKYO, JAPAN

IS OF UTMOST IMPORTANCE TO MOODY'S



HONG KONG

MOODY'S MUST DEMONSTRATE AND CONTINUE TO ENHANCE OUR PERFORMANCE TRACK RECORD AND THE INTEGRITY OF OUR RATINGS AND RESEARCH PROCESSES TO MAINTAIN AND EXPAND OUR ROLE IN THE CAPITAL MARKETS.

MFRA database to help investors and banks estimate ratings for unrated borrowers in local government sectors.

New Structured Finance Products

In addition to providing ratings on structured finance instruments, Moody's has developed data and analytical services that enable our clients to better understand the instruments by utilizing many of the same techniques used by our analysts in the course of their rating and monitoring efforts. Some of these new structured finance products and services include:

Performance Data Services

Used by participants in the asset-backed and residential mortgage securities markets, Performance Data Services ("PDS") is an Internet-based platform that provides insight into the performance of the underlying collateral in such transactions. Investors are able to observe cash flow trends and other characteristics that influence credit quality and securities pricing, and create customized reports. In 2005, PDS will be extended to include European mortgage- and asset-backed transactions and collateralized debt obligations ("CDOs").

Moody's Mortgage Metrics

Moody's Mortgage Metrics helps issuers of residential mortgage-backed securities facilitate analysis of structural alternatives for their securities. Using loan-level data provided by the issuer, Moody's Mortgage Metrics estimates risk and required credit enhancement levels. Moody's Mortgage Metrics also includes default and loss simulators that help issuers consider different market conditions.

Moody's Commercial Mortgage Metrics

Commercial Mortgage Metrics ("CMM") is a quantitative tool for assessing the credit risk of individual commercial mortgage loans and portfolios. Leveraging Moody's expertise in rating commercial mortgage securitizations, CMM utilizes loan analysis and property market forecasts to generate measures of credit risk. Banks and other investors in commercial properties use CMM to price new loans, efficiently allocate capital, and identify potential defaulters. CMM is a joint venture of Moody's and Torto Wheaton Research, a leading provider of commercial real estate data and forecasts.

CDO Enhanced Monitoring Services

To improve transparency in the fast-growing credit derivatives market, Moody's CDO Enhanced Monitoring Service provides monthly performance and underlying collateral information in a concise and standardized format for nearly 600 CDOs. The service offers data on CDO pool composition by industry, rating category, and bond yield, enabling investors to monitor individual transactions for changes in capital structure, cash flow and coverage ratios. Moreover, using data on Moody's CDO indices, clients can track the performance of their CDO holdings relative to Moody's market benchmarks.

MOODY'S KMV

Moody's KMV, Moody's quantitative credit risk analytics business, is a leading provider of quantitative credit risk assessment and management products. Its products and services help customers around the world manage portfolios of credit-sensitive assets more effectively and make better commercial lending decisions. We expect that Moody's KMV will continue to benefit from increased adoption of quantitative credit risk management techniques. This should drive good revenue growth for a number of years. New products developed by Moody's KMV include:

CreditEdge Plus

CreditEdge Plus enables money managers, hedge funds, investment banks and commercial banks to analyze credit spreads for corporate bonds and credit default swaps. In addition, it lets users overlay their own judgment to value these instruments. CreditEdge Plus uses Moody's KMV's public company Expected Default Frequency or "EDF" credit measure, together with other market-based information to decompose components of credit spreads, including default probability, recovery rate, market risk premium, and size premium.

RiskAnalyst

RiskAnalyst sets the foundation for consistent credit risk analysis of commercial borrowers by collecting, analyzing, and storing financial statement data. It includes core features to facilitate bank regulatory capital compliance under the "Basel II" international bank regulatory framework.

RiskCalc 3.1

RiskCalc 3.1 characterizes, on a country-specific basis, the credit risk of private companies for faster loan underwriting decisions and efficient monitoring of individual loans and portfolios. It combines forward-looking, equity market-based credit cycle information with specific information on a company's fundamental financials. RiskCalc covers companies in countries accounting for over 80% of the world's GDP.

CDOEdge

CDOEdge analyzes cash flow and synthetic CDOs, and provides tools that help explain the complex behavior of collateral portfolios and the intricacies of CDO structures.



SYDNEY, AUSTRALIA







SINGAPORE

PRESERVING THE STANDARDS THAT SUPPORT MOODY'S ROLE AND FUNCTION IN THE CAPITAL MARKETS

Moody's success and the value of our business are based on our performance track record and the integrity of our ratings and research processes. We must continue to demonstrate and enhance these qualities to maintain and expand our role in the capital markets.

Maintaining the Integrity of the Ratings Process

To maintain the integrity of our ratings process, Moody's has adopted certain Fundamental Principles of Moody's ratings management. These include:

- Rating decisions are taken by a rating committee and not by an individual rating analyst;
- Analysts participating in rating committees must be independent from the company that is being rated—for example, analysts are prohibited from owning securities in institutions which they rate (except through holdings in diversified mutual funds);
- Analyst compensation is not related to either the ratings of the issuers that the analyst covers or fees received from those issuers;
- Rating actions should reflect judicious consideration of all circumstances believed to influence an issuer's creditworthiness, and should not reflect unrelated factors;
- Ratings Moody's assigns to an issuer or security should not be affected by the existence of or potential for a business relationship between Moody's and the issuer or any other party, or the non-existence of such a relationship;
- Moody's will not refrain from taking a rating action regardless of the potential effect of the action on Moody's or an issuer; and
- Moody's does not create investment products, or buy, sell, or recommend securities to users of our ratings and research.

Enhancing the Ratings Process

Moody's recognizes that in order to fulfill our role in the market, our rating methodologies must evolve and our analysts must stay abreast of capital market developments. In this spirit, we have undertaken important initiatives to enhance the quality of our analysis and the reliability of our credit ratings. These initiatives include:

- **Analytical specialist teams:** We have added over 40 professionals specializing in accounting and financial disclosure, off-balance sheet risk, corporate governance, and risk management assessment. These professionals work alongside our analytical teams and devote full attention to their areas of concentration, bringing their expertise to credits that are more complex and which need greater scrutiny.
- **Analyst professional development program:** Moody's company analysts must annually complete 40 hours of course work covering topics important in credit analysis, including accounting, securitization and risk transfer, liquidity analysis, and ethics.
- **Greater use of credit monitoring tools:** Moody's has developed market-based monitoring tools to help analysts maintain close scrutiny over their portfolios.
- **Enhanced credit policy function:** The centralized credit policy function at Moody's has been augmented to improve our credit methodologies, to communicate our credit policies and procedures within Moody's and to market participants, and to promote their uniform implementation.
- **Chief credit officers:** We have appointed chief credit officers, charged with helping to ensure rating quality and consistency in our U.S. and European corporate finance groups and in structured finance.
- **Performance metrics:** We continue to publish numerous studies and statistics, which show that overall our ratings effectively distinguish bonds with higher credit risk from those with lower credit risk. We have identified ratings accuracy and stability as crucial elements of the value of our ratings. We publish a quarterly report card on the accuracy and stability of our corporate bond ratings, which contributes to Moody's transparency and provides measurements that will enable us to improve important elements of value. On page 29 of this report we provide a more detailed discussion of the performance of Moody's corporate bond ratings.
- **Increased transparency:** Market participants must understand our analytical processes and how we arrive at decisions in order to properly evaluate them. In 2004, Moody's continued its efforts to provide the market more visibility into our analytical practices and methodologies. While transparency in the ratings process will never be absolute as long as qualitative judgment plays a role, Moody's nonetheless believes that we can make material aspects of our work more clear. Our efforts are described on page 28 of this report.

Moody's ratings and analysis continue to grow in importance as market participants globally seek reliable benchmarks for evaluating and managing credit risk. Our performance track record and the integrity of our ratings and research process are of utmost importance to us. We recognize the need to evolve with the markets we serve and to learn from past successes and failures. We must also continue to preserve the independence of our processes, manage potential conflicts of interest, properly use non-public information, and comply with securities and other laws and regulations globally. The trust placed in Moody's is well placed, and we recognize our responsibilities to all constituencies—including investors, issuers, regulatory authorities, and our employees and shareholders—to preserve this trust with the highest levels of professionalism and integrity. Taken together, we believe the efforts described above will help ensure that Moody's continues to meet market needs and enable us to expand our role in the global capital markets.

Below we include a Special Comment published in February 2005 by Moody's Credit Policy Committee. The Committee sets the standards that govern our rating process and is charged with ensuring transparency and global consistency in Moody's credit practices.

MOODY'S ANALYTIC TRANSPARENCY INITIATIVE

Moody's is committed to becoming much more transparent about its rating process and decisions. In the past, we were reluctant to limit rating discretion by publishing quantitative analytic parameters by rating category. However, surveys and discussions with investors and issuers revealed considerable frustration with this philosophy, and in 2000 we made the decision to change our approach and to begin the process of opening up the "black box" so that our corporate, financial institutions, and sovereign ratings could be better understood by the market. This has not been an easy or rapid process; it has required changing some of our deepest and most ingrained practices. Nonetheless, we are committed to greater transparency and we have made considerable progress.

Thus far we have accomplished the following:

- We have introduced a "Rating Drivers" section in our published Credit Opinions that describes "What Would Make the Rating Go Up" and "What Would Make the Rating Go Down." While not all of these provide the reader with a quantitative, ratio-oriented answer to those questions, increasingly many of them do. Ultimately, we would like the drivers related to financial metrics to cite specific ratio parameters.
- We have begun to publish periodic ratio reports on a number of sectors that specify which ratios we emphasize to analyze a particular industry and how issuers compare on this basis.
- We have established the policy that all new rating methodologies and significant rating methodology changes will be published in advance of their implementation. Where the methodologies are likely to result in material rating changes, we will request public comment prior to implementation.

We recognize that we must continue to improve the transparency of our analytical processes. Going forward, we intend to achieve the following goals over the next few years:

- We will publish comprehensive financial statistics and ratios for all rated issuers that reflect and disclose the adjustments our analysts make in their analyses based on issuers' public financials.
- We will publish ratio medians by rating category, by industry, and by region.
- We will publish the results of our quantitative rating prediction models, which identify the financial measures that best explain our ratings.
- We will publish industry rating methodologies that include quantitative rating criteria by rating level.

We believe that accuracy and stability are the most important attributes of our ratings for issuers, investors, and other market participants. We publish reports on a quarterly basis that analyze the accuracy and stability of our corporate bond ratings. The following material reviews the measures Moody's uses to assess the performance of our corporate bond ratings and provides summary statistics gauging their performance.

THE PERFORMANCE OF MOODY'S CORPORATE BOND RATINGS

The value of Moody's corporate bond ratings is principally derived from their accuracy and stability as predictors of relative credit risk.[1] As indicated in Exhibit 1, Moody's corporate bond ratings have effectively differentiated relative credit risk over both short- and long-term investment horizons. For example, since 1970, the five-year cumulative default rate on A-rated bonds has averaged just 0.5%, whereas the five-year default rate on B-rated bonds has been 30%. Moody's ratings have achieved this accuracy, while maintaining ratings that are much more stable than credit market spreads or other market-derived indices of credit risk. As indicated in Exhibit 2, only about 20% to 25% of all ratings are changed during the course of each year, and only about 4% to 6% experience "large" ratings changes, defined as changes of more than two refined ("1," "2," "3") rating categories. In 2004, rating volatility fell from the high levels seen earlier in the decade, reflecting the relatively stable global corporate credit environment.[2]

Exhibit 1


AVERAGE CUMULATIVE DEFAULT RATES OVER VARIOUS INVESTMENT HORIZONS 1970–2004
80%
60%
40%
20%
0%
1 Year
5 Year
10 Year
20 Year
Aaa
Aa
A
Baa
Ba
B
Caa-C

Exhibit 2


SHARE OF ISSUERS WITH RATING CHANGES EACH YEAR
30%
20%
10%
0%
'84
'86
'88
'90
'92
'94
'96
'98
'00
'02
'04
Rating Actions
Large Rating Actions

(1) Moody's rating objectives and the metrics used to measure performance are discussed in a Moody's Special Comment, "The Performance of Moody's Corporate Bond Ratings," April 2003. A performance update is published quarterly. Moody's reports annually on the performance of its structured ratings in a report titled "Default and Loss Rates of Structured Finance Securities."

(2) The total share of issuers experiencing rating changes during the past year decreased only slightly in 2004 due to the large number of upgrades in Asia. The total share experiencing downgrades, however, diminished substantially in 2004.

Moody's tracks changes in its rating accuracy over time with a metric called the "accuracy ratio," which measures the ability to differentiate between defaulters and non-defaulters by concentrating defaulters at the lower end of the ratings scale. The metric is similar to a correlation, with scores close to positive one being considered very good and scores close to negative one being bad. Exhibit 3 indicates that, since 1983, the average accuracy ratio over a one-year horizon and a five-year horizon has averaged about 84% and 70%, respectively. In 2004, rating accuracy over a one-year horizon (as measured by the accuracy ratio obtained by ratings outstanding at year-end 2003) was unusually high, at 92%. Rating accuracy in 2004 measured over a five-year horizon (based on the ratings outstanding at year-end 1999) was roughly equal to its long-run historical average, but well below its peak performance observed in 1991. The strong recent one-year horizon performance reflects in part the absence of any defaults by investment-grade firms in 2004, whereas the lack of improvement in five-year performance reflects the relatively large number of investment grade defaults between 2000 and 2002.

In addition, through the assignment of rating outlooks or watchlist designations to issuers, Moody's rating system provides more information about the likelihood of future defaults—both absolutely and relative to alternative credit risk measures. As shown in previous research, Moody's accuracy ratios conditioned on this information have been several percentage points higher than its unconditional accuracy ratios, such as those depicted in Exhibit 3.[3]

Changes in rating accuracy over time can occur either because of changes in the quality of Moody's analysis, or simply due to changes in the general corporate credit

Exhibit 3

MOODY'S ACCURACY RATIOS


100%
80%
60%
40%
'84
'86
'88
'90
'92
'94
'96
'98
'00
'02
'04
1-Year AR
5-Year AR

[3] See Moody's Special Comment, "Rating Transitions and Defaults Conditional on Watchlist, Outlook and Rating History," February 2004.

environment that make it fundamentally harder or easier to evaluate relative credit risk. The cyclical patterns in the one-year accuracy ratio suggest that Moody's rating accuracy tends to be higher in years when aggregate default rates are relatively low, such as 2004. In order to measure rating quality while controlling for changes in the environment, Moody's compares the accuracy and stability of its ratings to the accuracy and stability of alternative credit risk measures, such as bond spread-implied ratings. The accuracy of bond spread-implied ratings tends to be at least as high as the accuracy of Moody's ratings, particularly over short horizons. Exhibit 4 shows one-year and five-year accuracy ratios of Moody's ratings and implicit ratings derived from bond market credit spreads on a matched set of corporate issuers. Here we see that the improving credit environment since 2002 has been associated with an increase in accuracy for both sets of "ratings." During the past year, the accuracy of Moody's ratings has, however, improved more than the accuracy of the bond-implied ratings.

As shown, however, in Exhibit 5, bond spread-implied ratings are much more volatile than Moody's ratings. Virtually all bond spread-implied ratings change during any twelve-month period and about 40% experience large rating changes, defined to be changes in excess of two refined rating categories. In contrast, only 25% of Moody's issuers experience a rating change and only 5% experience a change of more than two refined notches. The decline in the large rating action rates seen for both types of ratings over the past two years provides further evidence of the more stable corporate credit environment.[4]

Exhibit 4

ACCURACY RATIOS:
MOODY'S VERSUS THE BOND MARKET*


100%
80%
60%
'99
'00
'01
'02
'03
'04
Moody's
Bond Market
Moody's 5-Year Horizon
Bond Market 5-Year Horizon

*This chart is calculated using only that subset of Moody's-rated corporations for which bond-implied ratings exist.

Exhibit 5

VOLATILITY MEASURES:
MOODY'S VERSUS THE BOND MARKET*


100%
80%
60%
40%
20%
0%
'99
'00
'01
'02
'03
'04
Moody's Rating Action Rate
Moody's Large Rating Action Rate
Bond Market Rating Action Rate
Bond Market Large Rating Action Rate

*This chart is calculated using only that subset of Moody's-rated corporations for which bond-implied ratings exist.

[4] The downward trend in volatility for Moody's ratings is more distinct in Exhibit 5 than Exhibit 2 because bond spread-implied ratings are available for a relatively low percentage of Asian market firms, whose ratings were more volatile in 2004 than those of firms from other regions.

MOODY'S SENIOR MANAGEMENT



Moody's Corporation Senior Management
John Rutherfurd, Jr., Jennifer Elliott, Raymond W. McDaniel, Jr., Jeanne M. Dering, John J. Goggins



Moody's Investors Service and Moody's KMV Senior Management
Christopher T. Mahoney, Raymond W. McDaniel, Jr., Andrew Huddart, Brian Clarkson, Chester V. A. Murray

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this Annual Report.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains Forward-Looking Statements. See "Forward-Looking Statements" on page 60 and "Additional Factors That May Affect Future Results" on page 50 for a discussion of uncertainties, risks and other factors associated with these statements.

THE COMPANY

Except where otherwise indicated, the terms "Moody's" and the "Company" refer to Moody's Corporation and its subsidiaries. Moody's is a provider of credit ratings, research and analysis covering debt instruments and securities in the global capital markets and a provider of quantitative credit assessment services, credit training services and credit process software to banks and other financial institutions. Moody's operates in two reportable segments: Moody's Investors Service and Moody's KMV.

Moody's Investors Service publishes rating opinions on a broad range of credit obligors and credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs. It also publishes investor-oriented credit research, including in-depth research on major issuers, industry studies, special comments and credit opinion handbooks.

The Moody's KMV business consists of the combined businesses of KMV LLC and KMV Corporation ("KMV"), acquired in April 2002, and Moody's Risk Management Services. Moody's KMV develops and distributes quantitative credit assessment products and services for banks and investors in credit-sensitive assets, credit training services and credit process software.

The Company operated as part of The Dun & Bradstreet Corporation ("Old D&B") until September 30, 2000 (the "Distribution Date"), when Old D&B separated into two publicly traded companies—Moody's Corporation and The New D&B Corporation ("New D&B"). At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's

Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services (the "Moody's Business") and was renamed "Moody's Corporation". The method by which Old D&B distributed to its shareholders its shares of New D&B stock is hereinafter referred to as the "2000 Distribution".

CRITICAL ACCOUNTING ESTIMATES

Moody's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets, liabilities and related disclosures of contingent assets and liabilities at the dates of the financial statements and revenue and expenses during the reporting periods. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, Moody's evaluates its estimates, including those related to revenue recognition, accounts receivable allowances, contingencies, goodwill, pension and other post-retirement benefits and stock-based compensation. Actual results may differ from these estimates under different assumptions or conditions. The following accounting estimates are considered critical because they are particularly dependent on management's judgment about matters that are uncertain at the time the accounting estimates are made and changes to those estimates could have a material impact on the Company's consolidated results of operations or financial condition.

REVENUE RECOGNITION

In recognizing revenue related to ratings, Moody's uses judgments to allocate billed revenue between ratings and the future monitoring of ratings in cases where the Company does not charge ongoing monitoring fees for a particular issuer. These judgments are not dependent on the outcome of future uncertainties, but rather relate to allocating revenue across accounting periods. In such cases, the Company defers portions of rating fees that it estimates will be attributed to future monitoring activities and recognizes the deferred revenue ratably over the estimated monitoring periods.

The portion of the revenue to be deferred is determined based on annual monitoring fees charged for similar securities or issuers and the level of monitoring effort required for a type of security or issuer. The estimated monitoring period over which the deferred revenue will be recognized is determined based on factors such as the frequency of issuance by the issuers and the lives of the rated securities. Currently, the estimated monitoring periods range from three to ten years. At December 31, 2004 and 2003, deferred revenue included approximately $30 million and $26 million, respectively, related to such deferred monitoring fees.

Moody's estimates revenue for ratings of commercial paper for which, in addition to a fixed annual monitoring fee, issuers are billed quarterly based on amounts outstanding. Related revenue is accrued each quarter based on estimated amounts outstanding, and is billed subsequently when actual data is available. The estimate is determined based on the issuers' most recent reported quarterly data. At December 31, 2004 and 2003, accounts receivable included approximately $29 million and $26 million, respectively, related to accrued commercial paper revenue. Historically, the Company has not had material differences between the estimated revenue and the actual billings.

ACCOUNTS RECEIVABLE ALLOWANCE

Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance. Adjustments to and write-offs of accounts receivable are charged against the allowance. Moody's evaluates its accounts receivable by reviewing and assessing historical collection and adjustment experience and the current status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its reviews,

Moody's establishes or adjusts allowances for specific customers and the accounts receivable balance as a whole, as considered appropriate. This process involves a high degree of judgment and estimation and frequently involves significant dollar amounts. Accordingly, Moody's results of operations can be affected by adjustments to the allowance. Management believes that the allowance for uncollectible accounts is adequate to cover anticipated adjustments and write-offs under current conditions. However, significant changes in any of the above-noted factors, or actual write-offs or adjustments that differ from the estimated amounts, could result in allowances that are greater or less than Moody's estimates. In each of 2004 and 2003, the Company reduced its provision rates and its allowances to reflect its current estimate of the appropriate level of accounts receivable allowance.

CONTINGENCIES

Accounting for contingencies, including those matters described in the "Contingencies" section of this Management's Discussion and Analysis, is highly subjective and requires the use of judgments and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the then current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel where deemed appropriate. The Company regularly reviews contingencies and as additional information becomes available may, in the future, adjust the provisions made in respect thereof. Since the potential exposure on many of these matters is material, and it is possible that these matters could be resolved in amounts that are greater than the Company has reserved, their resolution could have a material adverse effect on Moody's future reported results and financial position. In addition, potential cash outlays related to the resolution of these exposures could be material.

For the years ended December 31, 2004 and 2003, the provision for income taxes reflected charges of $30.0 million and $16.2 million, respectively, to increase the Company's reserves for legacy income tax exposures that were assumed by Moody's in connection with its separation from The Dun & Bradstreet Corporation in October 2000. These tax matters are discussed under "Legacy Tax Matters" below.

GOODWILL

Moody's evaluates its goodwill for impairment annually or more frequently if impairment indicators arise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Moody's goodwill balance is material ($131.7 million at December 31, 2004), and the evaluation of the carrying value of goodwill requires that the Company make important assumptions and judgments about future operating results and cash flows as well as terminal values and discount rates. In estimating future operating results and cash flows, Moody's considers internal budgets and strategic plans, expected long-term growth rates, and the effects of external factors and market conditions. If actual future operating results and cash flows or external conditions differ from the Company's judgments, or if changes in assumed terminal values or discount rates are made, an impairment charge may be necessary to reduce the carrying value of goodwill, which charge could be material to the Company's financial position and results of operations.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The expenses, assets, liabilities and obligations that Moody's reports for pension and other post-retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions include the following:

- future compensation increases, based on the Company's long-term actual experience and future outlook
- discount rates, based on current yields on high grade corporate long-term bonds

- long-term return on pension plan assets, based on the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments)

In determining such assumptions, the Company consults with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from the Company's assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While the Company believes that the assumptions used in its calculations are reasonable, differences in actual experience or changes in assumptions could have a significant effect on the expenses, assets and liabilities related to the Company's pension and other post-retirement benefits.

The table below shows the estimated effect that a one percentage point decrease in each of these assumptions will have on Moody's 2005 operating income (dollars in millions). These effects have been calculated using the Company's current projections of 2005 assets, liabilities, obligations and expenses related to pension and other post-retirement plans, which could change as updated data becomes available.

	Assumption Used for 2005	Estimated Impact on 2005 Operating Income (Decrease)/ Increase
Discount Rate	5.90%	$(3.9)
Weighted Average Assumed		
Compensation Growth Rate	4.00%	$ 1.2
Assumed Long-Term Rate of Return		
on Pension Assets	8.35%	$(1.0)

Based on our current projections, the Company estimates that expenses related to pension and post-retirement plans will be approximately $13 million in 2005 compared with $8 million in 2004. The expected expense increase in 2005 reflects the effects of normal growth in plan liabilities, as well as amortization of actuarial losses due to differences between past actuarial assumptions and actual plan experience, and assumption changes adopted as of December 31, 2004.

STOCK-BASED COMPENSATION

On January 1, 2003, the Company adopted, on a prospective basis, the fair value method of accounting for stock-based compensation under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123". Therefore, employee stock options granted on and after January 1, 2003 are being expensed by the Company over the option vesting period, based on the estimated fair value of the option award on the date of grant. The estimated fair value is calculated based on a Black-Scholes option-pricing model using assumptions and estimates that the Company believes are reasonable. Some of the assumptions and estimates, such as share price volatility and expected option holding period, are based in part on Moody's experience during the period since becoming a public company, which is limited. The use of different assumptions and estimates in the Black-Scholes option-pricing model could produce materially different estimated fair values for option awards and related expense to be recognized over the option vesting period.

An increase in the following assumptions would have had the following estimated effect on operating income in 2004 (dollars in millions):

	Assumption Used	Amount of Increase in Assumption	Estimated Impact on Operating Income in 2004 (Decrease)/ Increase
Expected Dividend Yield			
2003 grants	0.41%		
2004 grants	0.46%	0.10%	$ 0.2
Expected Share Price Volatility			
2003 and 2004 grants	30%	5%	$(2.5)
Expected Option Holding Period			
2003 and 2004 grants	5.0 years	1.0 year	$(2.3)

OTHER ESTIMATES

In addition, there are other accounting estimates within Moody's consolidated financial statements, including recoverability of deferred tax assets, anticipated distributions from non-U.S. subsidiaries, realizability of long-lived and intangible assets and valuation of investments in affiliates. Management believes the current assumptions and other considerations used to estimate amounts reflected in Moody's consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Moody's consolidated financial statements, the resulting changes could have a material adverse effect on Moody's consolidated results of operations or financial condition.

See Note 2 to the consolidated financial statements for further information on key accounting policies that impact Moody's.

OPERATING SEGMENTS

Prior to 2002, the Company operated in one reportable business segment—Ratings, which accounted for approximately 90% of the Company's total revenue. With the April 2002 acquisition of KMV and its combination with Moody's Risk Management Services to form Moody's KMV, Moody's now operates in two reportable business segments: Moody's Investors Service and Moody's KMV. Accordingly, in the second quarter of 2002, the Company restated its segment information for prior periods to conform to the current presentation. In order to provide additional information relating to Moody's operating results, the discussion below includes information analyzing operating results as if the acquisition of KMV had been consummated as of January 1, 2002. This information is presented in a manner consistent with SFAS No. 141, "Business Combinations", and is described in more detail in Note 5 to the consolidated financial statements.

The Moody's Investors Service business consists of four rating groups—structured finance, corporate finance, financial institutions and sovereign risk, and public finance —that generate revenue principally from the assignment of credit ratings on fixed-income obligors and instruments in the debt markets, and research, which primarily generates revenue from the sale of investor-oriented credit research, principally produced by the rating groups. Given the dominance of Moody's Investors Service to Moody's overall results, the Company does not separately measure or report corporate expenses, nor are they allocated to the Company's business segments. Accordingly, all corporate expenses are included in operating income of the Moody's Investors Service segment and none have been allocated to the Moody's KMV segment.

The Moody's KMV business develops and distributes quantitative credit assessment products and services for banks and investors in credit-sensitive assets, credit training services and credit process software.

Certain prior year amounts have been reclassified to conform to the current presentation.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

Total Company Results

Moody's revenue for 2004 was $1,438.3 million, an increase of $191.7 million or 15.4% from $1,246.6 million for 2003. Moody's achieved strong revenue growth in a number of business sectors. U.S. structured finance was the largest contributor to year over year growth, primarily due to residential mortgage backed and home equity loan securities. Research experienced robust growth in all geographies. U.S. corporate finance growth was primarily due to revenue related to the ratings of bank credit facilities and high yield issues. Global financial institutions contributed to growth as well, most notably in the U.S. insurance and real estate sectors and the U.S. and European banking sectors.

Revenue in the United States was $911.2 million for 2004, an increase of $115.9 million or 14.6% from $795.3 million for 2003. Approximately $52 million of this increase was due to growth in structured finance. The U.S. residential mortgage backed and home equity sector was the largest contributor, driven by the favorable interest rate environment and a strong housing market. In addition, over $26 million of Moody's U.S. revenue growth was contributed by corporate finance, primarily reflecting strong activity in the ratings of bank credit facilities and high yield bonds. The U.S. research business contributed about $20 million of growth. The financial institutions and MKMV businesses contributed approximately $15 million and $8 million, respectively, to Moody's United States growth. Public finance revenue in the U.S. declined by approximately $5 million year-to-year, mainly due to a 6% decline in dollar issuance in the municipal bond market.

Moody's international revenue was $527.1 million in 2004, an increase of $75.8 million or 16.8% from $451.3 million in 2003. Foreign currency translation accounted for approximately $21 million of reported international revenue growth. Reported ratings revenue grew approximately $45 million, with about $27 million of that growth coming from structured finance. Europe contributed approximately 80% of the growth in international structured finance. Financial institutions and corporate finance contributed approximately $13 million and $6 million, respectively, to revenue growth. Research revenue growth of approximately $23 million was primarily in Europe. MKMV contributed approximately $8 million of revenue growth outside the U.S.

Moody's expenses of $617.8 million in 2004 were $66.9 million or 12.1% greater than $550.9 million in 2003. Compensation and benefits continue to be Moody's largest expense, accounting for approximately two-thirds of total expenses in 2004 and 2003. Moody's increased its overall staffing by over 175 people, or 8%, during 2004 to support continued growth in the business. The table below shows Moody's staffing at year-end 2004 compared with year-end 2003.

	December 31, 2004			December 31, 2003		
	United States	**International**	**Total**	United States	International	Total
Moody's Investors Service	**1,350**	**709**	**2,059**	1,258	655	1,913
Moody's KMV	**343**	**75**	**418**	318	69	387
Total	**1,693**	**784**	**2,477**	1,576	724	2,300

Operating expenses were $375.4 million in 2004, an increase of $28.1 million or 8% from $347.3 million in 2003. The largest contributor to this increase was growth in compensation and benefits expense of $25 million, reflecting compensation increases, increased staffing, and higher stock-based compensation expense. Moody's global staffing reflected hiring in the specialist teams that support Moody's Enhanced Analysis Initiative, in several of Moody's U.S. and international ratings businesses and at Moody's KMV. Stock-based compensation expense increased $12.3 million year-to-year. As more fully discussed in Note 2 to the consolidated financial statements, the Company adopted the fair value method provisions of SFAS No. 123 prospectively beginning on January 1, 2003. The year-to-year increase in expense principally reflects the phasing in of expense over the current four-year equity plan vesting period as annual equity grants are made, as well as the effect of a higher share price on the value of the 2004 equity grants.

Selling, general and administrative ("SG&A") expenses were $242.4 million in 2004, an increase of $38.8 million or 19% from $203.6 million in 2003. Year-to-year expense increases included growth in compensation and benefits of $24 million, reflecting compensation increases, increased staffing, and $4.7 million related to stock-based compensation as discussed above. Additional increases were due to higher rent and occupancy costs of approximately $4 million to support business expansion, and higher professional services costs, including spending of approximately $5 million related to Sarbanes-Oxley compliance.

Operating income of $786.4 million in 2004 rose $123.3 million or 18.6% from $663.1 million in 2003. Foreign currency translation contributed approximately $6 million to operating income growth. Moody's operating margin for 2004 was 54.7% compared to 53.2% in 2003. The increase in margin principally reflected better-than-expected revenue growth.

Moody's reported $15.1 million of interest and other non-operating expense, net in 2004 compared with $6.7 million in 2003. The 2003 amount included a gain of $13.6 million on an insurance recovery related to the September 11th tragedy, as discussed in Note 18 to the consolidated financial statements. Interest expense was $23.0 million in 2004 and $23.5 million in 2003. The amounts in both periods included $22.8 million of interest expense on Moody's $300 million of private placement debt. Interest income was $6.8 million in 2004 compared to $1.7 million in 2003. The increase was due to a higher average investment balance as well as an increase in the weighted average yield. Foreign exchange gains were $1.9 million and $2.2 million in 2004 and 2003, respectively.

Moody's effective tax rate was 44.9% in 2004 compared to 44.6% in 2003. The 2004 and 2003 effective tax rates included charges aggregating approximately $30.0 million and $16.2 million, respectively, for increases in reserves related to legacy income tax exposures that were assumed by Moody's in connection with its separation from The Dun & Bradstreet Corporation in October 2000 (see Contingencies—Legacy Tax Matters, below).

Net income was $425.1 million in 2004, an increase of $61.2 million or 16.8% from $363.9 million in 2003. Basic and diluted earnings per share for 2004 were $2.86 and $2.79, respectively, compared to basic and diluted earnings per share of $2.44 and $2.39, respectively, for 2003.

Segment Results

Moody's Investors Service Moody's Investors Service revenue for 2004 was $1,310.7 million, up $176.0 million or 15.5% from $1,134.7 million in 2003. Good growth was achieved in a number of ratings sectors as well as in research. Foreign currency translation contributed approximately $21 million to reported revenue growth, reflecting the depreciation of the U.S. dollar, mainly versus the Euro. Price increases also contributed to year-to-year growth in reported revenue.

Structured finance revenue was $538.6 million for 2004, an increase of $78.0 million or 16.9% from $460.6 million in the same period of 2003. Approximately $51 million of this increase was in the United States, with the residential mortgage and home equity sector contributing nearly $34 million of this amount. In this sector, growth was driven by increases in mortgage lending and home equity loans due to low interest rates, a strong housing market, and gains in market coverage. Good growth was also achieved in U.S. revenue from ratings of collateralized debt obligations (where the count of issues was up approximately 27% versus the prior year) and ratings of commercial mortgage backed securities (driven by record market issuance). International structured finance revenue grew approximately $27 million; about 80% of the growth was attributable to Europe, with growth in all asset classes. Foreign currency translation contributed approximately $9 million to year-to-year growth in global structured finance revenue. Price increases also contributed to year-to-year growth.

Corporate finance revenue was $311.5 million in 2004, up $32.7 million or 11.7% from $278.8 million in 2003. Revenue grew by approximately $26 million in the United States, reflecting strong growth in ratings of speculative-grade bonds as well as syndicated bank loans and other areas not related to public debt issuance. Price increases also contributed to revenue growth in this sector. These positive impacts were partially offset by the effects of a year-to-year decline in issuance of investment grade securities in the U.S. markets. International corporate finance revenue grew approximately $6 million, with roughly one-half of the growth attributed to foreign currency translation. Underlying revenue growth primarily reflected higher issuance volumes in Asia outside of Japan and Australia. Issuance in Europe was weak compared to 2003. Speculative grade issuance was strong, but investment grade issuance declined year-to-year as improved corporate profitability reduced borrowing needs and mergers and acquisitions remained weak.

Revenue in the financial institutions and sovereign risk group was $208.9 million for 2004, an increase of $27.7 million or 15.3% from $181.2 million in 2003. In the U.S., revenue grew $15 million year-to-year, principally reflecting refinancings in the real estate sector, new relationships in the insurance sector, and strong banking issuance as interest rate spreads tightened. Revenue from outside the U.S. grew approximately $13 million over the prior year, primarily in Europe. European growth reflected modest increases in issuance volumes, primarily in the banking sector, and good growth from new rating relationships. Foreign currency translation contributed approximately $3 million to revenue growth.

Public finance revenue was $82.2 million for 2004, a decrease of $5.0 million or 5.7% from $87.2 million in 2003. Dollar issuance in the municipal bond market declined 6% versus the same period in 2003, reflecting higher borrowing costs, a reduced pool of debt that was refunded and reduced borrowing needs due to strengthened tax receipts.

Research revenue of $169.5 million for 2004 was $42.6 million or 33.6% higher than the $126.9 million reported in 2003. Revenue grew by approximately $20 million in the U.S. and $16 million in Europe. The strong performance reflected growth in licensing of Moody's information to financial customers for internal use and redistribution, sales of new products to existing clients and new clients. Foreign currency translation also contributed approximately $6 million to year-to-year growth in reported revenue.

Moody's Investors Service operating, selling, general and administrative expenses, including corporate expenses, were $513.7 million in 2004, an increase of $51.5 million or 11.1% from $462.2 million in 2003. Compensation and benefits expense accounted for $37 million of the expense growth. This increase included $15.0 million related to stock-based compensation, as discussed above. The growth also reflected compensation increases and staffing growth in many areas, including the specialist teams that support Moody's Enhanced Analysis Initiative. Additionally, rent and occupancy costs increased approximately $5 million due to business expansion. Year-to-year expense growth also includes higher professional services costs. Foreign currency translation contributed approximately $14 million to year-to-year growth in reported expenses. Depreciation and amortization expense was $16.9 million in 2004 versus $15.4 million in 2003.

Moody's Investors Service operating income of $780.1 million in 2004 was up $123.0 million or 18.7% from $657.1 million in 2003. Foreign currency translation contributed approximately $7 million to the year-to-year growth in operating income.

Moody's KMV Moody's KMV revenue of $127.6 million for 2004 was up $15.7 million or 14.0% from $111.9 million in 2003. Revenue grew by approximately $8 million in the U.S. and approximately $4 million in Europe. About $14 million of MKMV's global revenue growth was related to subscriptions for its credit risk assessment products, including CreditEdge™, RiskCalc™ and Portfolio Manager™, representing high teens percent revenue growth. Sales of MKMV's credit processing software and training products accounted for approximately $2 million of revenue growth.

MKMV's operating, selling, general and administrative expenses were $104.1 million for 2004, an increase of $15.4 million or 17.4% from $88.7 million for 2003. The year-to-year increase primarily reflected growth of $11 million in compensation and related expenses. This reflected higher staffing to support the continued growth of the business as well as a $2.0 million increase related to stock-based compensation, as discussed above. Depreciation and amortization expense was $17.2 million in both

2004 and 2003. MKMV operating income was $6.3 million for 2004 compared with $6.0 million for 2003. The effects of foreign currency translation reduced MKMV reported year-to-year growth in operating income by approximately $2 million.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

Total Company Results

Moody's revenue for 2003 was $1,246.6 million, an increase of $223.3 million or 21.8% from $1,023.3 million in the prior year. Assuming that Moody's had acquired KMV on January 1, 2002, Moody's pro forma 2002 revenue would have been $1,038.4 million and year-to-year pro forma growth in 2003 would have been 20.1%. The Company benefited from strong growth in a number of U.S. ratings sectors, including residential mortgage-backed securities, home equity loan securitizations and the high yield segment of the corporate bond market, and from strong corporate issuance in Europe in the second half of the year. Moody's research business produced very strong results and Moody's KMV also generated good growth. In addition, foreign currency translation accounted for approximately $22 million of reported revenue growth.

Revenue in the United States was $795.3 million for 2003, an increase of $114.5 million or 16.8% from $680.8 million in 2002. Assuming that Moody's had acquired KMV on January 1, 2002, pro forma United States revenue for 2002 would have been $688.4 million and year-to-year pro forma growth would have been 15.5%. Strong growth was achieved within Moody's Investors Service, led by structured finance, corporate finance and research.

Moody's international revenue was $451.3 million in 2003, an increase of $108.8 million or 31.8% over $342.5 million in 2002. Assuming that Moody's had acquired KMV on January 1, 2002, pro forma international revenue for 2002 would have been $350.0 million and year-to-year pro forma growth would have been 28.9%. Growth was driven by strong performance in Europe and several other regions, with foreign currency translation accounting for approximately 650 basis points of reported revenue growth. International revenue accounted for 36% of Moody's total revenue in 2003, compared with 33% in the prior year.

Overall, Moody's expenses of $550.9 million in 2003 were $90.3 million or 19.6% greater than $460.6 million in 2002. Compensation and benefits continues to be Moody's largest expense, accounting for approximately two-thirds of total expenses in 2003 and 2002. Moody's increased its overall staffing by almost 200 people, or 9%, during 2003 to support continued growth in the business. The table below shows Moody's staffing at year-end 2003 compared with year-end 2002.

	December 31, 2003			December 31, 2002		
	United States	International	Total	United States	International	Total
Moody's Investors Service	1,258	655	1,913	1,171	606	1,777
Moody's KMV	318	69	387	276	57	333
Total	1,576	724	2,300	1,447	663	2,110

Operating expenses were $347.3 million in 2003, an increase of $62.0 million or 21.7% from $285.3 million in 2002. Assuming that Moody's had owned KMV for all of 2002, pro forma operating expenses would have been $290.1 million in 2002, and year-to-year growth would have been $57.2 million or 19.7%. The largest contributor to this increase was growth in compensation and benefits expense of $48 million. This reflected compensation increases as well as increased staffing in Europe, the global structured finance business, the specialist teams that support Moody's Enhanced Analysis Initiative, and MKMV. The year-to-year operating expense increase also reflected $8.0 million related to the Company's change in accounting for stock-based compensation, mainly for stock options granted in February 2003.

Selling, general and administrative ("SG&A") expenses were $203.6 million in 2003, an increase of $28.3 million or 16.1% from $175.3 million in 2002. Assuming that Moody's had owned KMV for all of 2002, pro forma SG&A expenses would have been $183.1 million in 2002, and year-to-year growth would have been $20.5 million or 11.2%. Year-to-year expense increases included higher professional fees of $4 million, mainly for legal costs, increased compensation and benefits of approximately $4 million, higher rent and occupancy costs to support business expansion, and $2.8 million related to the Company's change in accounting for stock-based compensation, mainly for stock options granted in February 2003.

Depreciation and amortization expense increased to $32.6 million in 2003 from $24.6 million in 2002. Amortization of acquired software and intangible assets related to the KMV acquisition was $8.8 million in 2003 compared with $6.3 million in 2002. If the acquisition of KMV had been completed as of January 1, 2002, pro forma depreciation and amortization would have been $27.7 million in 2002 and the pro forma year-to-year increase would have been $4.9 million. This increase was principally related to computer hardware and software placed into service during 2003.

Operating income of $663.1 million in 2003 rose $125.0 million or 23.2% from $538.1 million in 2002. This increase was primarily the result of the revenue growth mentioned above. The strength of foreign currencies, especially the Euro, relative to the U.S. dollar accounted for approximately $8 million of reported operating income growth. Moody's operating margin for 2003 was 53.2% compared to 52.6% in 2002. The increase reflected the strong growth in revenue in the Moody's Investors Service business without a proportional increase in expenses. Partially offsetting this impact were: (1) growth in Moody's KMV revenue at a lower incremental margin than the Moody's Investors Service business; and (2) 2003 expense of $10.8 million related to stock-based compensation with no counterpart in 2002.

Interest and other non-operating expense, net was $6.7 million in 2003 compared with $20.7 million in 2002. The 2003 amount included a gain of $13.6 million on an insurance recovery related to the September 11th tragedy, as discussed in Note 18 to the consolidated financial statements. Interest expense was $23.5 million in 2003 and 2002. The amounts in both periods included $22.8 million of interest expense on Moody's $300 million of private placement debt. Interest income was $1.7 million in 2003, down from $2.3 million in 2002 despite higher invested cash, due to lower U.S. interest rates in 2003 compared to 2002. Foreign exchange gains were $2.2 million in 2003 and $0.3 million in 2002.

Moody's effective tax rate was 44.6% in 2003 compared to 44.2% in 2002. The 2003 effective tax rate included the impact of a $16.2 million increase in reserves related to legacy income tax exposures that were assumed by Moody's in connection with its separation from The Dun & Bradstreet Corporation in October, 2000 (see Contingencies—Legacy Tax Matters, below). This charge accounted for a 250 basis point increase in the effective rate in 2003. This increase was partially offset by the favorable impacts of continued operating growth in jurisdictions with lower tax rates than New York and tax benefits from the establishment of a New York captive insurance company during 2002.

Net income was $363.9 million in 2003, an increase of $75.0 million or 26.0% from $288.9 million in 2002. Earnings per share were $2.44 basic and $2.39 diluted in 2003, compared with $1.88 basic and $1.83 diluted in 2002.

Segment Results

Moody's Investors Service Revenue at Moody's Investors Service for 2003 was $1,134.7 million, up $192.9 million or 20.5% from $941.8 million in 2002. Good growth was achieved in a number of ratings sectors as well as in research. Foreign currency translation accounted for approximately $22 million of reported revenue growth. Price increases also contributed to year-to-year growth in reported revenue.

Structured finance revenue was $460.6 million for 2003, an increase of $76.3 million or 19.9% from $384.3 million in 2002. Approximately $48 million of this increase was in United States revenue, which grew in the mid-teens percent range, and $28 million was in international, which grew in the low twenty percent range. In the United States, the residential mortgage and home equity loan sector contributed $15 million of revenue growth, as low interest rates drove strong refinancing activity. Good growth was also achieved in revenue from ratings of asset backed securities, reflecting year-to-year growth of about 10% in issuance volumes, particularly student loans, and higher average prices due to more complex transactions. Revenue from ratings of credit derivatives also grew year-to-year. Outside the United States, European structured finance was the main growth driver, contributing $24 million of year-to-year revenue growth. This principally reflected growth in collateralized debt obligations and residential mortgage backed securities. Foreign currency translation and price increases also contributed to year-to-year growth in global structured finance revenue.

Corporate finance revenue was $278.8 million in 2003, up $51.1 million or 22.4% from $227.7 million in 2002. Revenue grew by $27 million in the United States, where the number of speculative grade issues rose significantly year-to-year due to refinancings and new issuers. In addition, the number of investment grade issuance transactions increased nearly 10% year-to-year, although dollar issuance declined. U.S. revenue growth was also derived from areas not related to public debt issuance such as syndicated bank loan ratings and relationship-based fees. In Europe, revenue grew by $19 million year-to-year. The dollar volume of issuance was up nearly 40% primarily due to refinancing activity (as spreads tightened) and new issuers accessing the market. Price increases also contributed to year-to-year growth in global corporate finance revenue.

Revenue in the financial institutions and sovereign risk group was $181.2 million for 2003, an increase of $26.2 million or 16.9% from $155.0 million for 2002. The year-to-year growth was almost wholly due to Europe, where revenue growth exceeded 40%. This reflected a substantial year-to-year increase in issuance and the addition of new issuers. In the U.S., revenue was flat versus strong prior year comparisons. Price increases also contributed to global financial institutions revenue growth over the prior year.

Public finance revenue of $87.2 million for 2003 was up $6.0 million or 7.4% from $81.2 million in 2002. Dollar issuance in the municipal bond market grew 5% versus 2002, but issuance of short-term notes declined year-to-year. Refinancings represented approximately 34% of total dollar issuance in 2003 versus 33% in 2002.

Research revenue increased $33.3 million or 35.6% to $126.9 million for 2003, compared with $93.6 million for 2002. Revenue grew by $18 million in the U.S. and $13 million in Europe. The strong performance was driven by growth in licensing of Moody's information to financial customers for internal use and redistribution, sales of new products to existing clients and new clients. Foreign currency translation also contributed to year-to-year growth in reported revenue.

Moody's Investors Service operating, selling, general and administrative expenses, including corporate expenses, were $462.2 million in 2003, an increase of $76.5 million or 19.8% from $385.7 million in 2002. Compensation and benefits expense accounted for $52 million of the total expense growth. This reflected compensation increases and staffing growth in Europe and the global structured finance business as well as the specialist teams that support Moody's Enhanced Analysis Initiative. Despite the increase in staffing, incentive compensation decreased slightly year-to-year due to lower growth in the Company's operating results in 2003 compared with 2002. Other year-to-year expense increases included: $9.6 million related to the Company's change in accounting for stock-based compensation (mainly related to stock options granted in February 2003); $7 million for increased professional fees, mainly for legal fees and technology consulting costs; and $4 million related to rent, occupancy and travel related costs in connection with business expansion. Foreign currency translation also contributed to year-to-year growth in reported expenses. Depreciation and amortization expense was $15.4 million in 2003 versus $12.7 million in 2002. The year-to-year increase of $2.7 million principally related to computer hardware and software placed into service during 2003.

Moody's Investors Service operating income of $657.1 million in 2003 was up $113.7 million or 20.9% from $543.4 million in 2002.

Moody's KMV The following table shows Moody's KMV reported results for 2003 compared with the reported results for 2002 (the "reported comparisons"), and compared with 2002 on a pro forma basis presented as if Moody's had acquired KMV on January 1, 2002 (the "pro forma comparisons"), in a manner consistent with SFAS No. 141 and as further described in Note 5 to the consolidated financial statements. The discussion of MKMV results of operations that follows is based on the pro forma comparisons.

		Reported Comparisons			Pro Forma Comparisons		
			2003 Variance to 2002			2003 Variance to 2002	
(dollars in millions)	2003	2002	$	%	2002	$	%
Revenue	$111.9	$81.5	$30.4	37.3%	$96.6	$15.3	15.8%
Operating expenses	88.7	74.9	13.8	18.4%	87.5	1.2	1.4%
Depreciation and amortization	17.2	11.9	5.3	44.5%	15.0	2.2	14.7%
Operating income (loss)	$ 6.0	$ (5.3)	$11.3		$ (5.9)	$11.9	

MKMV's pro forma year-to-year revenue increase in 2003 principally reflected $12 million of growth in subscription revenue from credit risk assessment products, including Credit Edge™, RiskCalc™, and Portfolio Manager™. Revenue from license fees and maintenance related to credit processing software grew $2 million year-to-year.

Operating, selling, general and administrative expenses in 2003 increased slightly compared to pro forma 2002 expenses. Compensation and benefits expense was flat year-to-year. The impacts of compensation increases and higher staffing to support the continued growth of the business were offset by lower expenses for incentive compensation due to below target operating performance in 2003, whereas performance was above target in 2002. Commission expense for third party distributors declined due to lower sales from this source in 2003. Expenses in 2003 included $1.2 million related to the Company's change in accounting for stock-based compensation, mainly for options granted in February 2003. Pro forma depreciation and amortization expense reflected $8.8 million of amortization of acquired KMV software and intangible assets in each period. The pro forma year-to-year increase in depreciation and amortization expense was primarily due to increased amortization of capitalized software development costs.

MARKET RISK

Moody's maintains operations in 19 countries outside the United States. Approximately 25% of the Company's revenue was billed in currencies other than the U.S. dollar in 2004, principally the Euro. Approximately 30% of the Company's expenses were incurred in currencies other than the U.S. dollar in 2004, principally the Euro and the British Pound. As such, the Company is exposed to market risk from changes in foreign exchange rates.

As of December 31, 2004, approximately 18% of Moody's assets were located outside the U.S. Of Moody's aggregate cash and cash equivalents of $606.1 million at December 31, 2004, approximately $102 million was located outside the United States (with $83 million in the U.K.), making the Company susceptible to fluctuations in foreign exchange rates. The effects of changes in the value of foreign currencies relative to the U.S. dollar on assets and liabilities of non-U.S. operations are charged or credited to the cumulative translation adjustment in shareholders' equity.

Moody's cash equivalents consist of investments in high quality short-term securities within and outside the United States. By policy, the Company limits the amount it can invest with any one issuer and allocates its cash equivalents among various money market mutual funds, short-term certificates of deposit or issuers of high-grade commercial paper.

The Company has not engaged in foreign currency hedging transactions nor does the Company have any derivative financial instruments. However, the Company continues to assess the need to enter into hedging transactions to limit its risk due to fluctuations in exchange rates and may enter into such transactions in the future.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

The Company is currently financing its operations and capital expenditures through cash flow from operations. Net cash provided by operating activities was $519.7 million, $468.4 million, and $334.8 million for the years ended December 31, 2004, 2003 and 2002.

Moody's net cash provided by operating activities in 2004 increased by $51.3 million compared with 2003. Contributing to this growth was the increase in net income of $61.2 million, which included increases in non-cash expenses of $17.0 million related to stock-based compensation, and $13.8 million related to legacy tax provisions for which cash payments have not yet been made. In addition, cash tax benefits from the exercise of stock options in 2004 exceeded the prior year by $22.6 million. Partially offsetting these sources of cash in 2004 were negative effects due to timing of income tax payments. In 2004, the Company made approximately $47 million of income tax payments related to 2003 tax liabilities. This includes approximately $11 million related to the change in treatment of tax benefits for stock options outstanding prior to the Company's separation from Dun & Bradstreet, as discussed in Note 2 to the consolidated financial statements.

Moody's net cash provided by operating activities in 2003 increased by $133.6 million compared with 2002. The two largest factors affecting the year-to-year increase were growth in net income of $75.0 million, and a year-over-year decrease of $16.0 million in income tax payments despite an increase of $64.0 million in the income tax provision. Income tax payments totaled $210.6 million in 2003 compared to $226.6 million in 2002. The 2002 amount included $50 million of tax payments that were deferred from 2001 to 2002 due to the September 11th tragedy. Also, the 2003 amount was favorably affected by timing of tax payments. In addition to the two factors noted above, growth in deferred revenue accounted for $21.9 million of the year-to-year increase in net cash provided by operating activities in 2003, and higher non-cash expenses for depreciation and amortization and stock-based compensation accounted for an additional $18.8 million of favorable variance. Partially offsetting these impacts, Moody's investment in accounts receivable increased by $75.2 million year-to-year. This increase reflected continued growth in the business, significant year-to-year growth in billings in the fourth quarter of 2003 and an increase in days billings outstanding during 2003.

Net cash used in investing activities was $24.8 million, $17.1 million and $223.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Investing activities in each year principally consisted of capital expenditures, investments in affiliates and acquisitions (most notably the 2002 acquisition of KMV). The 2004 amount included approximately $3.5 million related to investments in rating agencies in Russia, Korea, Egypt and India. The 2003 amount included $1.1 million of cash acquired in connection with an increase in the Company's ownership of Argentine rating agencies, as described in Note 5 to the consolidated financial statements. Cash used for acquisitions included $205.4 million (net of cash acquired) for KMV in 2002. Spending for property and equipment and for the capitalization of development costs for MKMV's software products totaled $21.3 million, $17.9 million and $18.1 million in 2004, 2003 and 2002, respectively.

Net cash used in financing activities was $162.3 million, $227.7 million and $236.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. During 2003, the Company repaid $107.1 million of borrowings that had been outstanding under its bank revolving credit facility at December 31, 2002. Spending for share repurchases totaled $221.3 million in 2004, $171.7 million in 2003 and $369.9 million in 2002. These amounts were offset in part by proceeds from exercises of stock options of $105.0 million in 2004, $79.0 million in 2003 and $54.0 million in 2002. Dividends paid were $44.7 million, $26.8 million and $27.8 million in 2004, 2003 and 2002, respectively. The increase in 2004 reflects a quarterly dividend of $0.075 per share in 2004 versus $0.045 per share in 2003 and 2002.

Future Cash Requirements

Moody's currently expects to fund expenditures as well as liquidity needs created by changes in working capital from internally generated funds. The Company believes that it has the financial resources needed to meet its cash requirements for the next twelve months and expects to have positive operating cash flow for fiscal year 2005. Cash requirements for periods beyond the next twelve months will depend among other things on the Company's profitability and its ability to manage working capital requirements.

The Company currently intends to use a portion of its cash flow to pay a quarterly dividend, which the Board of Directors raised from $0.045 per share to $0.075 per share in December 2003. On February 15, 2005, the board voted to increase the quarterly dividend per share to $0.11, before giving effect to a proposed two-for-one stock split, payable on June 15, 2005 to shareholders of record as of May 27, 2005. If the stock split is effected, as discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations under "Dividends", then on a post-split basis, the dividend will be increased to 5.5 cents per share from the 3.75 cents per share that otherwise would have been paid absent the dividend increase. The continued payment of dividends at this rate, or at all, is subject to the discretion of the Board of Directors.

The Company currently also intends to use the majority of its remaining cash flow provided by operating activities to continue its share repurchase program. However, the Company exercises discretion as to when and at what price to repurchase shares. Accordingly, share repurchase activity may fluctuate from quarter to quarter, and there may be periods in which the Company does not repurchase shares.

In addition, the Company will from time to time consider cash outlays for acquisitions of or investments in complementary businesses, products, services and technologies. The Company may also be required to make future cash outlays, including during 2005, to pay to New D&B its share of potential liabilities related to the legacy tax and legal contingencies that are discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations under "Contingencies". In addition, management is currently evaluating refinancing alternatives for its $300 million of notes payable outstanding, which mature in September 2005. It is possible that the Company may not immediately refinance these notes when they mature, in which case their repayment would substantially reduce the Company's cash balance. These potential cash outlays could be material and might affect liquidity requirements and they could cause the Company to pursue additional financing. There can be no assurance that financing to meet cash requirements will be available in amounts or on terms acceptable to the Company, if at all.

INDEBTEDNESS

At December 31, 2004 and 2003, the Company had outstanding $300 million of notes payable. The Company also had in place a $160 million bank revolving credit facility. There were no borrowings under the revolving credit facility during 2004.

The $300 million of notes payable were secured in connection with the 2000 Distribution, as that term is defined in Note 1 to the consolidated financial statements. In connection with the 2000 Distribution, Moody's was allocated $195.5 million of debt at September 30, 2000. Moody's funded this debt with borrowings under a $160 million unsecured bank revolving credit facility and a bank bridge line of credit. On October 3, 2000 the Company issued $300 million of notes payable (the "Notes") in a private placement. The cash proceeds from the Notes were used in part to repay the outstanding balance on the revolving credit facility and to repay the bridge line of credit. The Notes have a five-year term and bear interest at an annual rate of 7.61%, payable semi-annually. In the event that Moody's pays all or part of the Notes in advance of their maturity (the "prepaid principal"), such prepayment will be subject to a penalty calculated based on the excess, if any, of the discounted value of the remaining scheduled payments, as defined in the agreement, over the prepaid principal. Management is in the process of evaluating refinancing alternatives for the Notes when they mature in September 2005. At December 31, 2004, the Notes have been classified as a current liability.

On September 1, 2004, Moody's entered into a five-year senior, unsecured revolving credit facility (the "Facility") in an aggregate principal amount of $160 million that expires in September 2009. This Facility replaced the $80 million 5-year facility that was scheduled to expire in September 2005 and the $80 million 364-day facility that expired in September 2004. Interest on borrowings under the Facility is payable at rates that are based on the London InterBank Offered Rate plus a premium that can range from 17 basis points to 47.5 basis points, depending on the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization ("Earnings Coverage Ratio"), as defined in the related agreement. At December 31, 2004, such premium was 17 basis points. The Company also pays quarterly facility fees, regardless of borrowing activity under the Facility. The quarterly fees can range from 8 basis points of the Facility amount to 15 basis points, depending on the Company's Earnings Coverage Ratio, and were 8 basis points at December 31, 2004. Under the Facility, the Company also pays a utilization fee of 12.5 basis points on borrowings outstanding when the aggregate amount outstanding under the Facility exceeds 50% of the Facility.

Management may consider pursuing additional long-term financing when it is appropriate in light of cash requirements for share repurchase and other strategic opportunities, which would result in higher financing costs.

The Notes and the Facility (the "Agreements") contain covenants that, among other things, restrict the ability of the Company and its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements. The Agreements also contain financial covenants that, among other things, require the Company to maintain an interest coverage ratio, as defined in the related agreements, of not less than 3 to 1 for any period of four consecutive fiscal quarters, and an Earnings Coverage Ratio, as defined in the related agreements, of not more than 4 to 1 at the end of any fiscal quarter. At December 31, 2004, the Company was in compliance with such covenants. Upon the occurrence of certain financial or economic events, significant corporate events or certain other events constituting an event of default under the Agreements, all loans outstanding under the Agreements (including accrued interest and fees payable thereunder) may be declared immediately due and payable and all commitments under the Agreements may be terminated. In addition, certain other events of default under the Agreements would automatically result in amounts due becoming immediately due and payable and all commitments being terminated.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2004 and 2003, Moody's did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Moody's is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

CONTRACTUAL OBLIGATIONS

The following table presents payments due under the Company's contractual obligations as of December 31, 2004.

		Payments Due by Period			
(in millions)	Total	Less Than 1 Year	1–3 Years	4–5 Years	Over 5 Years
Notes payable[1]	$322.8	$322.8	$ —	$ —	$ —
Operating lease obligations	65.0	15.7	22.1	15.3	11.9
Capital lease obligations	1.3	1.3	—	—	—
Contingent payment related to acquisition of Korea Investors Service[2]	3.7	3.7	—	—	—
Purchase obligations[3]	5.9	2.7	2.8	0.4	—
Total	$398.7	$346.2	$24.9	$15.7	$11.9

(1) Includes $5.7 million of accrued interest as of December 31, 2004 and $17.1 million of interest that will accrue and be due from January 1, 2005 through September 30, 2005, when the notes mature.

(2) This amount reflects Moody's current estimate of the contingent payment related to the acquisition of Korea Investors Service, which will be determined based on the net income of Korea Investors Service for the three-year period ended December 31, 2004. See Note 5 to the consolidated financial statements.

(3) Purchase obligations include contracts for telecommunications, data processing services and back-up facilities, and professional services.

2005 OUTLOOK

Moody's outlook for the full year 2005 is based on assumptions about many macroeconomic and capital market factors, including interest rates, corporate profitability and business investment spending, merger and acquisition activity, consumer spending, residential mortgage refinancing activity, securitization levels and capital markets issuance. There is an important degree of uncertainty surrounding these assumptions and, if actual conditions differ from these assumptions, Moody's results for the year may differ from the outlook presented below.

In the U.S., the Company expects mid-single-digit percent revenue growth for the ratings and research business for the full year 2005. In the U.S. structured finance market, Moody's expects that revenue from rating residential mortgage and home equity securities will decline by approximately twenty percent or more in 2005 from the record level of 2004. The Company expects good year-over-year growth in several other sectors of U.S. structured finance, including asset-backed securities and credit derivatives, and flat to modest growth in asset-backed commercial paper and commercial mortgage-backed securities. Accordingly, for the full year Moody's expects a modest decline in U.S. structured finance revenue. In the U.S. corporate finance business, the Company expects that modest growth in investment-grade issuance and bank loan ratings, and revenue from our Enhanced Analysis Initiative, will offset relative weakness in speculative-grade bond activity, resulting in high single-digit percent growth in revenue. Flat issuance volume in the financial institutions sector in the U.S. is expected to be offset by revenue from the Enhanced Analysis Initiative and new rating relationships, allowing low double-digit percent growth in this business in the U.S. in 2005. Moody's expects a second consecutive year of modest year-to-year revenue decline in U.S. public finance. The Company is also forecasting continued strong growth in the U.S. research business.

Outside the U.S. Moody's expects growth in ratings and research revenue in the range of 20%, with double-digit percent growth in all major business lines in almost all regions assisted by favorable foreign currency impacts. The Company's projection assumes improved corporate issuance in Europe after a relatively weak 2004, modest issuance growth in the financial institutions sector and growth in several sectors of structured finance in Europe and Japan. In addition, Moody's expects continued strong growth in international research revenue.

Finally, the Company continues to expect global revenue to rise in the mid-teens percent range at Moody's KMV, reflecting good growth in both credit risk assessment subscription products and credit processing software products.

For Moody's overall, the Company expects high single-digit percent revenue growth for the full year 2005 including the positive impact of currency translation. Moody's expects the operating margin including the impact of expensing stock-based compensation to be down approximately 200 basis points in 2005 compared with 2004. This reflects slower revenue growth in 2005 than in 2004 and continued investments in expanding geographically, improving analytic processes, and pursuing ratings transparency and compliance initiatives in the Moody's Investors Service business, introducing new products and improving technology. For 2005 the Company expects that year-over-year growth in diluted earnings per share will be in the mid-teens percent range. This expected growth includes the impacts of the legacy tax provisions in 2004 and the expensing of stock-based compensation in 2004 and 2005. The impact of expensing stock-based compensation is expected to be in the range of $0.18–$0.20 per diluted share in 2005, compared to $0.11 per diluted share in 2004. The estimated 2005 impact excludes any effects of adopting Statement of Financial Accounting Standards No. 123R, "Share-Based Payment", which will be effective as of July 1, 2005, and is more fully discussed in Note 2 to the consolidated financial statements.

ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the following risks occur, Moody's business, financial condition, operating results and cash flows could be materially adversely affected.

Changes in the Volume of Debt Securities Issued in Domestic and/or Global Capital Markets and Changes in Interest Rates and Other Volatility in the Financial Markets

Approximately 80% of Moody's revenue in 2004 was derived from ratings, a significant portion of which was related to the issuance of credit-sensitive securities in the global capital markets. Moody's revenue growth from these sources in 2004 was lower than its growth in 2001 through 2003 as strong growth in global structured finance and financial institutions issuance, and ratings of U.S. high-yield issues and bank credit facilities, was partially offset by the impact of declines in investment grade corporate finance issuance volumes in the U.S. and Europe. The Company anticipates that a substantial part of its business will continue to be dependent on the number and dollar volume of debt securities issued in the capital markets. Therefore, the Company's results could be adversely affected by a reduction in the level of debt issuance.

Unfavorable financial or economic conditions that either reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities could reduce the number and dollar volume of debt issuance for which Moody's provides ratings services. In addition, increases in interest rates or credit spreads, volatility in financial markets or the interest rate environment, significant political or economic events, defaults of significant issuers and other market and economic factors may negatively impact the general level of debt issuance, the debt issuance plans of certain categories of borrowers, and/or the types of credit-sensitive products being offered. A sustained period of market decline or weakness could also have a material adverse effect on Moody's business and financial results.

Possible Loss of Market Share or Revenue Through Competition or Regulation

The markets for credit ratings, research and credit risk management services are intensely competitive. Moody's competes on the basis of a number of factors, including quality of ratings, client service, research, reputation, price, geographic scope, range of products and technological innovation. Moody's faces increasing competition from Standard & Poor's Ratings Services ("S&P"), Fitch, a subsidiary of Fimalac S.A., Dominion Bond Rating Service, Ltd. of Canada ("DBRS"), local rating agencies in a number of jurisdictions and niche companies that provide ratings for particular types of financial products or issuers (such as A.M. Best Company in the insurance industry). Since Moody's believes that some of its most significant challenges and opportunities will arise outside the U.S., it will have to compete with rating agencies that may have a stronger local presence or a longer operating history in those markets. These local providers or comparable competitors that may emerge in the future may receive support from local governments or other institutions.

Currently, Moody's, S&P, Fitch, DBRS and A.M. Best Company, Inc. are designated as Nationally Recognized Statistical Rating Organizations ("NRSRO"s) by the Securities and Exchange Commission ("SEC"). On June 4, 2003, the SEC issued a Concept Release regarding the credit ratings industry, wherein it posed and requested public comment on a series of questions categorized into three broad areas: 1) should credit ratings continue to be used for regulatory purposes under the federal securities laws; 2) if so, what should be the process for determining whose credit ratings to use; and, 3) if credit ratings continue to be used in federal securities laws, what is the appropriate level of oversight for the agencies whose ratings are used?

Numerous market participants, including Moody's, responded to the call for comment. Moody's response can be found on the Company's website at www.moodys.com. At present, Moody's is unable to assess the likelihood of any regulatory changes that may result from the SEC's ongoing review. However, the elimination of the NRSRO concept, retention of the NRSRO concept with different regulatory oversight, or SEC recognition of additional NRSROs could result in loss of market share or revenue for Moody's, or higher costs of operations.

Introduction of Competing Products or Technologies by Other Companies

The markets for credit ratings, research and credit risk management services are increasingly competitive. The ability to provide innovative products and technologies that anticipate customers' changing requirements and utilize emerging technological trends is a key factor in maintaining market share. Competitors may develop quantitative methodologies or related services for assessing credit risk that customers and market participants may deem preferable to or more cost-effective or more valuable than the credit risk assessment methods currently employed by Moody's.

Increased Pricing Pressure from Competitors and/or Customers

In the credit rating, research and credit risk management markets, competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and service. Moody's intends to continue providing the highest quality products and the best service to its customers and the capital markets. However, if its pricing and services are not sufficiently competitive with its current and future competitors, Moody's may lose market share.

Possible Loss of Key Employees to Investment or Commercial Banks or Elsewhere and Related Compensation Cost Pressures

Moody's success depends in part upon recruiting and retaining highly skilled, experienced financial analysts and other professionals. Competition for qualified staff in the financial services industry is intense, and Moody's ability to attract staff could be impaired if it is unable to offer competitive compensation and other incentives. Investment banks and other competitors for analyst talent may be able to offer higher compensation than Moody's. Moody's also may not be able to identify and hire employees outside the U.S. with the required experience or skills to perform sophisticated credit analysis. Moody's ability to effectively compete will continue to depend, among other things, on its ability to attract new employees and to retain and motivate existing employees.

Exposure to Litigation Related to Moody's Rating Opinions

Moody's faces litigation from time to time from parties claiming damages relating to ratings actions. In addition, as Moody's international business expands, these types of claims may increase because foreign jurisdictions may not have legal protections or liability standards comparable to those in the U.S. (such as protections for the expression of credit opinions as is provided by the First Amendment). These risks often may be difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time.

POTENTIAL EMERGENCE OF GOVERNMENT-SPONSORED CREDIT RATING AGENCIES

When governments adopt regulations that require debt securities to be rated, establish criteria for credit ratings or authorize only certain entities to provide credit ratings, the competitive balance among rating agencies and the level of demand for ratings may be positively or negatively affected. Government-mandated ratings criteria may also have the effect of displacing objective assessments of creditworthiness. In these circumstances, issuers may be less likely to base their choice of rating agencies on criteria such as independence and credibility, and more likely to base their choice on their assumption as to which credit rating agency might provide a higher rating, which may negatively affect the Company.

POTENTIAL FOR NEW U.S., FOREIGN, STATE AND LOCAL LEGISLATION AND REGULATIONS, INCLUDING THOSE RELATING TO NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATIONS

In the United States and other countries, the laws and regulations applicable to credit ratings and rating agencies continue to evolve and are presently subject to review by a number of legislative or regulatory bodies, including the SEC in the United States and the CESR on behalf of the European Union. It is possible that such reviews could lead to greater oversight or regulation concerning the issuance of credit ratings or the activities of credit rating agencies. Such additional regulations could, potentially, increase the costs associated with the operation of a credit rating agency, alter the rating agencies' communications with issuers as part of the rating assignment process, increase the legal risk associated with the issuance of credit ratings, change the regulatory framework to which credit rating agencies are subject and/or affect the competitive environment in which credit rating agencies operate. A description of certain of the more recent regulatory initiatives in the United States and other countries is described under the section entitled "Regulation" in Item 1, "Business", of the Company's 2004 annual report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2005. At present, Moody's is unable to predict the regulatory changes that may result from ongoing reviews by the SEC or other regulatory bodies or the effect that any such changes may have on its business.

MULTINATIONAL OPERATIONS

Moody's maintains offices outside the U.S. and derives a significant portion of its revenue from sources outside the U.S. Operations in several different countries expose Moody's to a number of legal, economic and regulatory risks such as:

- changes in legal and regulatory requirements affecting either Moody's operations or its customers' use of ratings
- possible nationalization, expropriation, price controls and other restrictive governmental actions
- restrictions on the ability to convert local currency into U.S. dollars
- currency fluctuations
- export and import restrictions, tariffs and other trade barriers
- difficulty in staffing and managing offices as a result of, among other things, distance, travel, cultural differences and intense competition for trained personnel
- longer payment cycles and problems in collecting receivables
- political and economic instability
- potentially adverse tax consequences

Although such factors have not historically had a material adverse effect on the business, financial condition and results of operations of the Company, any of these factors could have such an effect in the future.

CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by Moody's. Management periodically assesses the Company's liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is both probable that a liability has been incurred and the probable amount of loss can be reasonably estimated, the Company believes it has recorded appropriate reserves in the consolidated financial statements and periodically adjusts these reserves as appropriate. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, management is unable to make a reasonable estimate of a liability, if any. As additional information becomes available, the Company adjusts its assessments and estimates of such liabilities accordingly.

Based on its review of the latest information available, in the opinion of management, the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation will not have a material adverse effect on Moody's financial position, results of operations or cash flows, subject to the contingencies described below.

LEGACY CONTINGENCIES

To understand the Company's exposure to the potential liabilities described below, it is important to understand the relationship between Moody's and New D&B, and the relationship among New D&B and its predecessors and other parties who, through various corporate reorganizations and related contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, The Dun & Bradstreet Corporation through a spin-off separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant") (the "1996 Distribution"). Under the terms of the distribution agreement relating to the 1996 Distribution (the "1996 Distribution Agreement"), each party thereto is prohibited from distributing to its stockholders any business that had been allocated to it in connection with the 1996 Distribution, unless the distributed business delivers an undertaking agreeing to be jointly and severally liable to the other parties under the 1996 Distribution Agreement for the liabilities of the distributing parent company under the 1996 Distribution Agreement.

In June 1998, The Dun & Bradstreet Corporation through a spin-off separated into two separate public companies: The Dun & Bradstreet Corporation and R.H. Donnelley Corporation ("Donnelley") (the "1998 Distribution"). During 1998, Cognizant through a spin-off separated into two separate public companies: IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). In September 2000, The Dun & Bradstreet Corporation ("Old D&B") through a spin-off separated into two separate public companies: New D&B and Moody's, as further described in Note 1 to the consolidated financial statements.

Information Resources, Inc.

The following is a description of an antitrust lawsuit filed in 1996 by Information Resources, Inc. ("IRI"). As more fully described below, VNU N.V., a publicly traded Dutch company, and its U.S. subsidiaries, VNU, Inc., ACNielsen Corporation ("ACNielsen"), AC Nielsen (US), Inc. ("ACN (US)"), and Nielsen Media Research, Inc. ("NMR") (collectively, the "VNU Parties"), have assumed exclusive joint and several liability for any judgment or settlement of this antitrust lawsuit. As a result of the indemnity obligation, Moody's does not have any exposure to a judgment or settlement of this lawsuit unless the VNU Parties default on their obligations. However, in the event of such a default, contractual commitments undertaken by Moody's in connection with various corporate reorganizations since 1996 would require the Company to bear a portion of any amount not paid by the VNU Parties. Moreover, as described below, on February 1, 2005, the U.S. District Court for the Southern District of New York entered a final judgment against IRI dismissing IRI's claims with prejudice and on the merits.

In July 1996, IRI filed a complaint, subsequently amended in 1997, in the U.S. District Court for the Southern District of New York, naming as defendants the corporation then known as The Dun & Bradstreet Corporation (now known as R.H. Donnelley), A.C. Nielsen Company (a subsidiary of ACNielsen) and IMS International, Inc. (a subsidiary of the company then known as Cognizant). At the time of the filing of the complaint, each of the other defendants was a subsidiary of the company then known as The Dun & Bradstreet Corporation.

The amended complaint alleges various violations of United States antitrust laws under Sections 1 and 2 of the Sherman Act. The amended complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleged SRG violated an alleged agreement with IRI when it agreed to be acquired by defendants and that defendants induced SRG to breach that agreement.

IRI's antitrust claims allege that defendants developed and implemented a plan to undermine IRI's ability to compete within the United States and foreign markets in North America, Latin America, Asia, Europe and Australia/New Zealand through a series of anti-competitive practices, including: unlawfully tying/bundling services in the markets in which defendants allegedly had monopoly power with services in markets in which ACNielsen competed with IRI; entering into exclusionary contracts with retailers in certain countries to deny IRI's access to sales data necessary to provide retail tracking services or to artificially raise the cost of that data; predatory pricing; acquiring foreign market competitors with the intent of impeding IRI's efforts to expand; disparaging IRI to financial analysts and clients; and denying IRI access to capital necessary for it to compete.

IRI is seeking in excess of $650 million, which IRI also asked to be trebled. IRI has filed with the Court the report of its expert who has opined that IRI suffered damages of between $582 million and $652 million from the defendants' alleged practices. IRI also sought punitive damages in an unspecified amount.

On June 21, 2004, pursuant to a stipulation between IRI and defendants, the Court ordered that certain of IRI's claims be dismissed with prejudice from the lawsuit, including the claims that defendants tortiously interfered with the SRG acquisition. The Company believes that the dismissal of the tortious interference claims also precludes any claim for punitive damages.

On December 3, 2004, the Court entered In limine Order No. 1, which bars IRI from "arguing that Nielsen's pricing practices or discounts were illegal or anti-competitive unless it can prove they involved prices below short-run average variable cost, calculated without the inclusion of Nielsen's 'Fixed Operations' costs". On December 17, 2004, IRI issued a press release, which said in relevant part, "Without this evidence, IRI believes that little would be left of IRI's case to take to trial". IRI asked the Court to enter a final judgment against it, so that it could take an immediate appeal to the Court of Appeals for the Second Circuit. Defendants did not object to this request. On February 1, 2005 the Court entered a final judgment dismissing IRI's claims with prejudice and on February 2, 2005, the Court entered IRI's notice of appeal to the Second Circuit. The Court of Appeals for the Second Circuit has ordered that the appeal be argued no earlier than the week of June 13, 2005.

In connection with the 1996 Distribution, NMR (then known as Cognizant Corporation), ACNielsen and Donnelley (then known as The Dun & Bradstreet Corporation) entered into an Indemnity and Joint Defense Agreement (the "Original Indemnity and Joint Defense Agreement"), pursuant to which they agreed to:

- allocate potential liabilities that may relate to, arise out of or result from the IRI lawsuit ("IRI Liabilities"); and
- conduct a joint defense of such action.

In 2001, ACNielsen was acquired by VNU N.V., which assumed ACNielsen's obligations under the Original Indemnity and Joint Defense Agreement.

Under the terms of the 1998 Distribution, Old D&B assumed all potential liabilities of Donnelley (then known as The Dun & Bradstreet Corporation) arising from the IRI action and agreed to indemnify Donnelley in connection with such potential liabilities. Under the terms of the 2000 Distribution, New D&B undertook to be jointly and severally liable with Moody's for Old D&B's obligations to Donnelley under the 1998 Distribution, including for any liabilities arising under the Original Indemnity and Joint Defense Agreement and arising from the IRI action itself. However, as between New D&B and Moody's, it was agreed that under the 2000 Distribution, each of New D&B and Moody's will be responsible for 50% of any payments required to be made to or on behalf of Donnelley with respect to the IRI action under the terms of the 1998 Distribution, including legal fees or expenses related to the IRI action.

On July 30, 2004, the VNU Parties, Donnelley, Moody's, New D&B and IMS Health entered into an Amended and Restated Indemnity and Joint Defense Agreement (the "Amended Indemnity and Joint Defense Agreement").

Pursuant to the Amended Indemnity and Joint Defense Agreement, any and all IRI Liabilities incurred by Donnelley, Moody's, New D&B or IMS Health relating to a judgment (even if not final) or any settlement being entered into in the IRI action will be jointly and severally assumed, and fully discharged, exclusively by the VNU Parties. Under the Amended Indemnity and Joint Defense Agreement, the VNU Parties have agreed to, jointly and severally, indemnify Donnelley, Moody's, New D&B and IMS Health from and against all IRI Liabilities to which they become subject. As a result, the cap on ACNielsen's liability for the IRI Liabilities, which was provided for in the Original Indemnity and Joint Defense Agreement, no longer exists and all such liabilities are the responsibility of the VNU Parties pursuant to the Amended Indemnity and Joint Defense Agreement.

In addition, the Amended Indemnity and Joint Defense Agreement provides that if it becomes necessary to post any bond pending an appeal of an adverse judgment, then the VNU Parties shall obtain the bond required for the appeal and shall pay the full cost of such bond.

In connection with entering into the Amended Indemnity and Joint Defense Agreement, Donnelley, Moody's, New D&B and IMS Health agreed to amend certain covenants of the Original Indemnity and Joint Defense Agreement to provide operational flexibility for ACNielsen going forward. In addition, the Amended Indemnity and Joint Defense Agreement includes certain amendments to the covenants of ACNielsen (which, under the Amended Indemnity and Joint Defense Agreement, are now also applicable to ACN (US) which the Company understands holds ACNielsen's operating assets), which are designed to preserve such parties' claims-paying ability and protect Donnelley, Moody's, New D&B and IMS Health. Among other covenants, ACNielsen and ACN (US) agreed that neither they nor any of their respective subsidiaries will incur any indebtedness to any affiliated person, except indebtedness which its payment will, after a payment obligation under the Amended Indemnity and Joint Defense Agreement comes due, be conditioned on, and subordinated to, the payment and performance of the obligations of such parties under the Amended Indemnity and Joint Defense Agreement. VNU N.V. has agreed to having a process agent in New York to receive on its behalf service of any process concerning the Amended Indemnity and Joint Defense Agreement.

As described above, the VNU Parties have assumed exclusive responsibility for the payment of all IRI Liabilities. However, because liability for violations of the antitrust laws is joint and several and because the rights and obligations relating to the Amended Indemnity and Joint Defense Agreement are based on contractual relationships, the failure of the VNU Parties to fulfill their obligations under the Amended Indemnity and Joint Defense Agreement could result in the other parties bearing all or a portion of the IRI Liabilities. Joint and several liability for the IRI action means that even where more than one defendant is determined to have been responsible for an alleged wrongdoing, the plaintiff can collect all or part of the judgment from just one of the defendants. This is true regardless of whatever contractual allocation of responsibility the defendants and any other indemnifying parties may have made, including the allocations described above between the VNU Parties, Donnelley, Moody's, New D&B and IMS Health.

Accordingly, and as a result of the allocations of liability described above, in the event the VNU Parties default on their obligations under the Amended Indemnity and Joint Defense Agreement, each of Moody's and New D&B will be responsible for the payment of 50% of the portion of any judgment or settlement ultimately paid by Donnelley (which is a defendant in the IRI action), which can be as high as all the IRI Liabilities.

The Company is unable to predict the outcome of the IRI action (including the appeal), or the financial condition of any of the VNU parties or the other defendants at the time of any such outcome and hence the Company cannot estimate their ability to pay the IRI Liabilities pursuant to the Amended Indemnity and Joint Defense Agreement or the amount of the judgment or settlement in the IRI action. However, provided that the VNU Parties fulfill their obligations under the Amended Indemnity and Joint Defense Agreement, the Company believes that the resolution of this matter, irrespective of the outcome of the IRI action, should not materially affect Moody's financial position, results of operations and cash flows. Accordingly, no amount in respect of this matter has been accrued in the Company's consolidated financial statements. If, however, IRI were to prevail in whole or in part in this action and if Moody's is required to pay, notwithstanding such contractual obligations, a portion of any significant settlement or judgment, the outcome of this matter could have a material adverse effect on Moody's financial position, results of operations, and cash flows.

Legacy Tax Matters

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities.

Pursuant to a series of agreements, as between themselves, IMS Health and NMR are jointly and severally liable to pay one-half, and New D&B and Moody's are jointly and severally liable to pay the other half, of any payments for taxes, penalties and accrued interest resulting from unfavorable IRS rulings on certain tax matters as described in such agreements (excluding the matter described below as "Amortization Expense Deductions" for which New D&B and Moody's are solely responsible) and certain other potential tax liabilities, also as described in such agreements, after New D&B and/or Moody's pays the first $137 million, which amount was paid in connection with the matter described below as "Utilization of Capital Losses".

In connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have, between themselves, agreed to each be financially responsible for 50% of any potential liabilities that may arise to the extent such potential liabilities are not directly attributable to their respective business operations.

Without limiting the generality of the foregoing, three specific tax matters are discussed below.

Royalty Expense Deductions During the second quarter of 2003, New D&B received an Examination Report from the IRS with respect to a partnership transaction entered into in 1993. In this Report, the IRS stated its intention to disallow certain royalty expense deductions claimed by Old D&B on its tax returns for the years 1993 through 1996 (the "Royalty Report"). In the first quarter of 2004, New D&B received a similar Examination Report (the "Second Royalty Report") relating to the first quarter of 1997.

During the second quarter of 2003, New D&B also received an Examination Report that had been issued by the IRS to the partnership, stating the IRS' intention to ignore the partnership structure that had been established in 1993 in connection with the above transaction, and to reallocate to Old D&B income and expense items that had been reported in the partnership tax return for 1996 (the "Reallocation Report"). New D&B also received a similar Examination Report (the "Second Reallocation Report") issued to the partnership with respect to the first quarter of 1997.

In June 2004, New D&B and the IRS conducted a mediation of these issues, at which they reached a basis for settlement with regard to the Royalty Report for 1995 and 1996, the Reallocation Report, and certain tax refund claims made by Old D&B related to 1995 and 1996 (the "Preliminary Settlement"). The Preliminary Settlement was subject to the execution of a formal settlement agreement. In addition, the IRS reasserted its position that certain tax refund claims made by Old D&B related to 1993 and 1994 may be offset by tax liabilities relating to the above mentioned partnership formed in 1993. New D&B disagrees with the position taken by the IRS for 1993 and 1994 and plans to file a protest with the IRS Appeals Office. If the protest is unsuccessful New D&B can either: (1) abandon its tax refund claims; or (2) challenge the IRS claim in U.S. District Court or the U.S. Court of Federal Claims. Moody's estimates that its exposure for the write-off of deferred tax assets related to these tax refund claims could be up to $9 million.

As of June 30, 2004, Moody's had adjusted its reserves for the Royalty Expense Deductions matter to reflect the Company's estimates of probable exposure for the Preliminary Settlement and the other matters discussed in the preceding paragraph. In accordance with the 1996 Distribution Agreement, New D&B was required to obtain the consent of Moody's, IMS Health and NMR as a condition to executing the formal settlement agreement, but New D&B was unable to obtain consent from IMS Health and NMR. Accordingly, New D&B and the IRS were unable to agree on the terms of a formal settlement agreement by the November 1st deadline imposed by the IRS. As a result, the IRS withdrew the Preliminary Settlement.

The Company believes that in accordance with the 1996 Distribution Agreement, IMS Health and NMR, by withholding their consent to the formal settlement agreement, would be contractually responsible to pay any excess amounts above the Preliminary Settlement that may ultimately be owing with respect to tax years 1995 and 1996. IMS Health has alleged various breaches of New D&B's obligations under the 1996 Distribution Agreement related to New D&B's management and attempted settlement of this matter. If the parties fail to resolve their dispute, Moody's understands that New D&B anticipates commencing arbitration proceedings against IMS Health and NMR. Based on our current understanding of the positions of

New D&B and IMS Health, the Company believes it is likely that New D&B should prevail, but we cannot predict with certainty the outcome.

In addition, the Second Royalty Report and the Second Reallocation Report, which were not part of New D&B's preliminary settlement with the IRS, have not been resolved. Moody's estimates that its share of the potential required payment to the IRS for this matter is $0.1 million (including penalties and interest, and net of tax benefits).

Moody's has reassessed its exposure for the Royalty Expense Deductions matter taking into consideration: (1) the original Examination Reports discussed above (for which the Company's share of the required payments to the IRS could be up to $103 million, including penalties and interest, and net of tax benefits); and (2) the potential write-off of deferred tax assets (for which the Company's exposure could be up to $9 million as discussed above). Based on this assessment, in 2004, the Company increased its reserve for this matter by $16.4 million to reflect the current estimate of probable exposure. Moody's believes that the positions taken by the IRS in the Royalty Reports and the Reallocation Reports discussed above are inconsistent with each other. While it is possible that the IRS could ultimately prevail in whole or in part on one of such positions noted above, Moody's believes that it is unlikely that the IRS will prevail on both.

Amortization Expense Deductions In April 2004, New D&B received Examination Reports (the "April Examination Reports") from the IRS with respect to a partnership transaction. This transaction was entered into in 1997 and has resulted in amortization expense deductions on the tax returns of Old D&B since 1997. These deductions could continue through 2012. In the April Examination Reports, the IRS stated its intention to disallow the amortization expense deductions related to this partnership that were claimed by Old D&B on its 1997 and 1998 tax returns. New D&B disagrees with the position taken by the IRS and can either: (1) accept and pay the IRS assessment; (2) challenge the assessment in U.S. Tax Court; or (3) challenge the assessment in U.S. District Court or the U.S. Court of Federal Claims, where in either case payment of the disputed amount would be required in connection with such challenge. IRS audits of Old D&B's or New D&B's tax returns for years subsequent to 1998 could result in the issuance of similar Examination Reports, in which case New D&B would also have the aforementioned three courses of action. Should any such payments be made by New D&B related to either the April Examination Reports or any potential Examination Reports for future years, including years subsequent to the separation of Moody's from New D&B, then pursuant to the terms of the 2000 Distribution Agreement, Moody's would have to pay to New D&B its 50% share. In addition, should New D&B discontinue claiming the amortization deductions on future tax returns, Moody's would be required to repay to New D&B an amount equal to the discounted value of its 50% share of the related future tax benefits. New D&B had paid the discounted value of 50% of the future tax benefits from this transaction in cash to Moody's at the Distribution Date. Moody's estimates that the Company's current potential exposure could be up to $95 million (including penalties and interest, and net of tax benefits). This exposure could increase by approximately $3 million to $6 million per year, depending on actions that the IRS may take and on whether New D&B continues claiming the amortization deductions on its tax returns.

In the April Examination Reports, the IRS also stated its intention to disallow certain royalty expense deductions claimed by Old D&B on its 1997 and 1998 tax returns with respect to the partnership transaction. In addition, the IRS stated its intention to disregard the partnership structure and to reallocate to Old D&B certain partnership income and expense items that had been reported in the partnership tax returns for 1997 and 1998. New D&B disagrees with the positions taken by the IRS and can take any of the three courses of action described in the preceding paragraph. IRS audits of Old D&B's or New D&B's tax returns for years subsequent to 1998 could result in the issuance of similar Examination Reports for the subsequent years. Should any such payments be made by New D&B related to either the April Examination Reports or any potential Examination Reports for future years, then pursuant to the terms of the 2000 Distribution Agreement, Moody's would have to pay to New D&B its 50% share of New D&B's payments to the IRS for the period from 1997 through the Distribution Date. Moody's estimates that its share of the potential exposure to the IRS could be up to $129 million (including penalties and interest, and net of tax benefits). Moody's also could be obligated for future interest payments on its share of such liability.

New D&B had filed protests with the IRS Appeals Office regarding the April Examination Reports. In September 2004, the IRS Appeals Office remanded the case to the IRS examination office for further development of the issues. New D&B has reopened discussion of the issues with the examination office.

Moody's believes that the IRS's proposed assessments of tax against Old D&B and the proposed reallocations of partnership income and expense to Old D&B are inconsistent with each other. Accordingly, while it is possible that the IRS could ultimately prevail in whole or in part on one of such positions, Moody's believes that it is unlikely that the IRS will prevail on both.

Utilization of Capital Losses The IRS has completed its review of the utilization of certain capital losses generated by Old D&B during 1989 and 1990. On June 26, 2000, the IRS, as part of its audit process, issued a formal assessment with respect to the utilization of these capital losses.

On May 12, 2000, an amended tax return was filed by Old D&B for the 1989 and 1990 tax years, which reflected $561.6 million of tax and interest due. Old D&B paid the IRS approximately $349.3 million of this amount on May 12, 2000; 50% of such payment was allocated to Moody's and had previously been accrued by the Company. IMS Health informed Old D&B that it paid to the IRS approximately $212.3 million on May 17, 2000. The payments were made to the IRS to stop further interest from accruing, and on September 20, 2000, Old D&B filed a petition for a refund in the U.S. District Court.

In July 2004, New D&B and the IRS reached a basis for settlement of all outstanding issues related to this matter and in December 2004 executed a formal settlement agreement. New D&B received the first of three final assessments on February 15, 2005 and expects to receive the other two in the second quarter of 2005. Payment of the first assessment was made in the first quarter of 2005 and payment of the two other assessments is expected to be made in the second quarter of 2005. Moody's estimates its share of these assessments to be approximately $15 million, reflecting cash payments of approximately $6 million and the write-off of deferred tax assets of approximately $9 million. In addition, IMS Health and NMR have notified New D&B that they disagree with various aspects of New D&B's calculation of their respective shares of the payments. If the parties fail to resolve their dispute, Moody's understands that New D&B anticipates commencing arbitration proceedings against IMS Health and NMR. Moody's believes that New D&B should prevail in its position, but we cannot predict with certainty the outcome.

In 2004, Moody's increased its reserves for this matter by $14 million to reflect its current estimate of the probable exposure. Should IMS Health and NMR prevail in their position described in the prior paragraph, then Moody's estimates that its exposure for this matter could increase by up to approximately $3 million.

Summary of Moody's Exposure to Three Legacy Tax Matters The Company considers from time to time the range and probability of potential outcomes related to the three legacy tax matters discussed above and establishes reserves that it believes are appropriate in light of the relevant facts and circumstances. In doing so, Moody's makes estimates and judgments as to future events and conditions and evaluates its estimates and judgments on an ongoing basis.

During 2004, the Company recorded charges of approximately $30 million to increase its reserves for the three legacy tax matters reflecting its current estimates of the probable exposures on these matters. The Company also recorded approximately $3 million of interest expense related to these reserves. As a result, at December 31, 2004, Moody's total net legacy tax reserves were $136 million (consisting of $161 million of tax liabilities, partially offset by the expected utilization of $25 million of deferred tax assets). The $136 million of expected cash payments consists of $50 million of current liabilities (reflecting the estimated cash payments related to the Royalty Expense Deductions and Utilization of Capital Losses matters that are expected to be made over the next twelve months) and $86 million of non-current liabilities.

It is possible that the legacy tax matters could be resolved in amounts that are greater than the amounts reserved by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows. Although Moody's does not believe it is likely that the Company will ultimately be required to pay the full amounts presently being sought by the IRS, potential future outlays resulting from these matters could be as much as $354 million and could increase with time as described above. In matters where Moody's believes the IRS has taken inconsistent positions, Moody's may be obligated initially to pay its share of related duplicative assessments. However, Moody's believes that ultimately it is unlikely that the IRS would retain such duplicative payments.

DIVIDENDS

During 2004, the Company paid a quarterly dividend of 7.5 cents per share of Moody's common stock, resulting in dividends paid per share of 30 cents during the year. During 2003 and 2002, the Company paid a quarterly dividend of 4.5 cents per share of Moody's common stock resulting in dividends paid per share of 18 cents in each year.

On December 14, 2004, the Board of Directors of the Company approved a quarterly dividend of 7.5 cents per share of Moody's common stock, payable on March 10, 2005 to shareholders of record at the close of business on February 20, 2005. On February 15, 2005, the board voted to increase the quarterly dividend per share to $0.11, before giving effect to the proposed two-for-one stock split discussed in Note 20 to the consolidated financial statements, payable on June 15, 2005 to shareholders of record as of May 27, 2005. If the stock split is effected, then on a post-split basis the dividend will be increased to 5.5 cents per share from the 3.75 cents per share that otherwise would have been paid absent the dividend increase. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board of Directors.

On February 15, 2005, the Board of Directors declared a two-for-one stock split to be effected as a special stock distribution of one share of common stock for each share of the Company's common stock outstanding and treasury shares. Stockholders of record as of the close of business on May 4, 2005 will receive one additional share of common stock for each share of the Company's common stock held on that date. Such additional shares will be distributed on May 18, 2005.

The Board of Directors' declaration of a special stock dividend distribution is subject to stockholder approval of a charter amendment to increase the Company's authorized common shares. Moody's stockholders will vote on the charter amendment at the Company's Annual Meeting, which will be held on April 26, 2005. The proposal to amend the Company's charter to increase the number of authorized shares will be more fully described in the Company's annual meeting proxy statement.

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO". The table below indicates the high and low sales price of the Company's common stock and the dividends paid for the periods shown. The number of registered shareholders of record at January 31, 2005 was 4,488.

	Price Per Share		Dividends Paid Per Share
	High	Low	
2003:			
First quarter	$49.70	$39.50	$0.045
Second quarter	54.85	45.38	0.045
Third quarter	56.80	49.85	0.045
Fourth quarter	60.85	54.85	0.045
Year ended December 31, 2003	$60.85	$39.50	$ 0.18
2004:			
First quarter	**$71.00**	**$59.69**	**$0.075**
Second quarter	**71.00**	**61.74**	**0.075**
Third quarter	**74.41**	**64.60**	**0.075**
Fourth quarter	**87.72**	**71.39**	**0.075**
Year ended December 31, 2004	**$87.72**	**$59.69**	**$ 0.30**

Subject to approval by shareholders at Moody's annual meeting of stockholders in April 2005, the Company expects to effect a two-for-one stock split effective May 18, 2005. See Note 20 to the consolidated financial statements for further discussion.

PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The Audit Committee has established a policy setting forth the requirements for the pre-approval of audit and permissible non-audit services to be provided by the Company's independent auditors. Under the policy, the Audit Committee pre-approves the annual audit engagement terms and fees, as well as any other audit services and specified categories of non-audit services, subject to certain pre-approved fee levels. In addition, pursuant to the policy, the Audit Committee has authorized its chair to pre-approve other audit and permissible non-audit services up to

$50,000 per engagement and a maximum of $250,000 per year. The policy requires that the Audit Committee chair report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. For the year ended December 31, 2004, the Audit Committee approved all of the services provided by the Company's independent auditors, which are described below.

AUDIT FEES

The aggregate fees for professional services rendered for the audit of the Company's annual financial statements for the years ended December 31, 2004 and 2003, for the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and for statutory audits of non-U.S. subsidiaries were approximately $2.3 million (including $0.4 million not billed) in 2004 and $1.0 million (including $0.1 million not billed) in 2003. All such fees were attributable to PricewaterhouseCoopers LLP.

AUDIT-RELATED FEES

The aggregate fees billed for audit-related services rendered to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2004 and 2003 were approximately $0.7 million (including $0.1 million not billed) and $0.4 million, respectively. Such services included acquisition due diligence reviews, employee benefit plan audits, internal control reviews, and consultations concerning financial accounting and reporting standards.

TAX FEES

The aggregate fees billed for tax services rendered to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2004 and 2003 were approximately $15,000 and $75,000, respectively. Tax services rendered by PricewaterhouseCoopers LLP principally related to expatriate tax services and tax consulting and compliance.

ALL OTHER FEES

The aggregate fees billed for all other services rendered to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2004 and 2003 were approximately $5,000 and $3,000, respectively.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are forward-looking statements and are based on future expectations, plans and prospects for the Company's business and operations that involve a number of risks and uncertainties. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. Those statements appear at various places throughout this Annual Report, including in the sections entitled "Outlook" and "Contingencies" under "Management's Discussion and Analysis of Financial Condition and Results of Operations", commencing at page 34 of this Annual Report, and elsewhere in the context of statements containing the words "believe", "expect", "anticipate", "intend", "plan", "will", "predict", "potential", "continue", "strategy", "aspire", "target", "forecast", "project", "estimate", "should", "could", "may" and similar expressions or words and variations thereof relating to the Company's views on future events, trends and contingencies. We caution you not to place undue reliance on these forward-looking statements. The forward-looking statements and other information are made as of the date of the Company's annual report on Form 10-K for the year ended December 31, 2004, and the Company undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying examples of factors, risks and uncertainties that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors, risks and uncertainties include, but are not limited to, changes in the volume of debt and other securities issued in domestic and/or global capital markets; changes in interest rates and other volatility in the financial markets; market perceptions of the utility and integrity of independent agency ratings; possible loss of market share through competition; introduction of competing products or technologies by other companies; pricing pressures from competitors and/or customers; the potential emergence of government-sponsored credit rating agencies; proposed U.S., foreign, state and local legislation and regulations, including those relating to Nationally Recognized Statistical Rating Organizations; possible judicial decisions in various jurisdictions regarding the status of and potential liabilities of rating agencies; the possible loss of key employees to investment or commercial banks or elsewhere and related compensation cost pressures; the outcome of any review by controlling tax authorities of the Company's global tax planning initiatives; the outcome of those tax and legal contingencies that relate to Old D&B, its predecessors and their affiliated companies for which the Company has assumed portions of the financial responsibility; the outcome of other legal actions to which the Company, from time to time, may be named as a party; the ability of the Company to successfully integrate the KMV and MRMS businesses; a decline in the demand for credit risk management tools by financial institutions.

These factors, risks and uncertainties as well as other risks and uncertainties that could cause Moody's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements are described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Additional Factors That May Affect Future Results", elsewhere in this Annual Report and in filings made by the Company from time to time with the Securities and Exchange Commission or in materials incorporated herein or therein. You should be aware that the occurrence of any of these factors, risks and uncertainties may cause the Company's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements, which could have a material and adverse effect on the Company's business, results of operations and financial condition. New factors may emerge from time to time, and it is not possible for the Company to predict new factors, nor can the Company assess the potential effect of any new factors on it.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Moody's Corporation ("Moody's" or "the Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities Exchange Commission ("SEC") in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Moody's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Moody's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has undertaken an assessment of the design and operational effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The COSO framework is based upon five integrated components of control: risk assessment, control activities, control environment, information and communications and ongoing monitoring.

Based on the assessment performed, management has concluded that Moody's maintained effective internal control over financial reporting as of December 31, 2004.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.



John Rutherfurd, Jr.
Chief Executive Officer



Jeanne M. Dering
Chief Financial Officer

March 2, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF MOODY'S CORPORATION:

We have completed an integrated audit of Moody's Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Moody's Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

On January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123". This matter is discussed in Note 2 to the consolidated financial statements.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
March 2, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	**2004**	2003	2002
(amounts in millions, except per share data)			
REVENUE	**$1,438.3**	$1,246.6	$1,023.3
EXPENSES			
Operating	**375.4**	347.3	285.3
Selling, general and administrative	**242.4**	203.6	175.3
Depreciation and amortization	**34.1**	32.6	24.6
Total expenses	**651.9**	583.5	485.2
OPERATING INCOME	**786.4**	663.1	538.1
Interest expense, net	**(16.2)**	(21.8)	(21.2)
Other non-operating income, net	**1.1**	15.1	0.5
Non-operating expense, net	**(15.1)**	(6.7)	(20.7)
Income before provision for income taxes	**771.3**	656.4	517.4
Provision for income taxes	**346.2**	292.5	228.5
NET INCOME	**$ 425.1**	$ 363.9	$ 288.9
EARNINGS PER SHARE			
Basic	**$ 2.86**	$ 2.44	$ 1.88
Diluted	**$ 2.79**	$ 2.39	$ 1.83
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	**148.5**	148.9	153.9
Diluted	**152.3**	152.3	157.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,	**2004**	2003
(dollar amounts in millions, except share and per share data)		
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 606.1**	$ 269.1
Accounts receivable, net of allowances of $14.6 in 2004 and $15.9 in 2003	**358.4**	270.3
Other current assets	**58.1**	40.5
Total current assets	**1,022.6**	579.9
Property and equipment, net	**45.2**	46.8
Prepaid pension costs	**59.7**	60.2
Goodwill	**131.7**	126.4
Intangible assets, net	**70.7**	77.4
Other assets	**46.1**	61.6
Total assets	**$1,376.0**	$ 952.3
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Notes payable	**$ 300.0**	$ —
Accounts payable and accrued liabilities	**270.5**	228.4
Deferred revenue	**266.7**	214.6
Total current liabilities	**837.2**	443.0
Non-current portion of deferred revenue	**54.4**	41.1
Notes payable	**—**	300.0
Other liabilities	**166.9**	200.3
Total liabilities	**1,058.5**	984.4
Commitments and contingencies (Notes 13 and 14)		
Shareholders' equity (deficit):		
Preferred stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Series common stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Common stock, par value $.01 per share; 400,000,000 shares authorized; 171,451,136 shares issued at December 31, 2004 and 2003	**1.7**	1.7
Capital surplus	**144.0**	76.4
Retained earnings	**939.3**	558.9
Treasury stock, at cost; 22,539,115 and 22,779,500 shares of common stock at December 31, 2004 and 2003, respectively	**(777.2)**	(677.2)
Accumulated other comprehensive income	**9.7**	8.1
Total shareholders' equity (deficit)	**317.5**	(32.1)
Total liabilities and shareholders' equity (deficit)	**$1,376.0**	$ 952.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	**2004**	2003	2002
(amounts in millions)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 425.1**	$ 363.9	$ 288.9
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	**34.1**	32.6	24.6
Stock-based compensation expense	**27.8**	10.8	—
Deferred income taxes	**(9.6)**	(0.4)	(3.6)
Tax benefits from exercise of stock options	**55.9**	33.3	27.5
Other	**1.6**	0.6	2.4
Changes in assets and liabilities:			
Accounts receivable	**(87.3)**	(91.8)	(16.6)
Other current assets and prepaid pension costs	**(16.1)**	(11.8)	(1.8)
Other assets	**21.4**	(0.6)	(2.9)
Accounts payable and accrued liabilities	**36.5**	41.5	(66.8)
Deferred revenue	**65.1**	56.8	34.9
Other liabilities	**(34.8)**	33.5	48.2
Net cash provided by operating activities	**519.7**	468.4	334.8
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital additions	**(21.3)**	(17.9)	(18.1)
Net cash (used) acquired in connection with business acquisitions and investments in affiliates	**(3.5)**	0.8	(205.7)
Other	**—**	—	0.2
Net cash used in investing activities	**(24.8)**	(17.1)	(223.6)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (repayments of) proceeds from bank borrowings	**—**	(107.1)	107.1
Proceeds from stock plans	**105.0**	79.0	54.0
Cost of treasury shares repurchased	**(221.3)**	(171.7)	(369.9)
Payment of dividends	**(44.7)**	(26.8)	(27.8)
Payments under capital lease obligations	**(1.3)**	(1.1)	—
Net cash used in financing activities	**(162.3)**	(227.7)	(236.6)
Effect of exchange rate changes on cash and cash equivalents	**4.4**	5.6	2.1
Increase (decrease) in cash and cash equivalents	**337.0**	229.2	(123.3)
Cash and cash equivalents, beginning of the period	**269.1**	39.9	163.2
Cash and cash equivalents, end of the period	**$ 606.1**	$ 269.1	$ 39.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Capital	Retained Earnings	Accumulated Other Comprehensive	Treasury Stock		Total Shareholders' Equity	Comprehensive
	Shares	Amount	Surplus	(Deficit)	Income	Shares	Amount	(Deficit)	Income
(amounts in millions)									
BALANCE AT DECEMBER 31, 2001	171.5	$1.7	$ 43.7	$ (39.3)	$(2.7)	(17.0)	$ (307.5)	$(304.1)	
Net income				288.9				288.9	$288.9
Dividends paid				(27.8)				(27.8)	
Proceeds from stock plans, including tax benefits			81.5					81.5	
Net treasury stock activity			(79.7)			(5.6)	(290.2)	(369.9)	
Currency translation adjustment					4.4			4.4	4.4
Comprehensive income									$293.3
BALANCE AT DECEMBER 31, 2002	171.5	1.7	45.5	221.8	1.7	(22.6)	(597.7)	(327.0)	
Net income				363.9				363.9	$363.9
Dividends paid				(26.8)				(26.8)	
Proceeds from stock plans, including tax benefits			112.3					112.3	
Stock-based compensation			10.8					10.8	
Net treasury stock activity			(92.2)			(0.2)	(79.5)	(171.7)	
Currency translation adjustment					6.4			6.4	6.4
Comprehensive income									$370.3
BALANCE AT DECEMBER 31, 2003	171.5	1.7	76.4	558.9	8.1	(22.8)	(677.2)	(32.1)	
Net income				**425.1**				**425.1**	**$425.1**
Dividends paid				**(44.7)**				**(44.7)**	
Proceeds from stock plans, including tax benefits			**161.1**					**161.1**	
Stock-based compensation			**27.8**					**27.8**	
Net treasury stock activity			**(121.3)**			**0.3**	**(100.0)**	**(221.3)**	
Currency translation adjustment					**2.6**			**2.6**	**2.6**
Additional minimum pension liability (net of tax of $0.7 million)					**(1.0)**			**(1.0)**	**(1.0)**
Comprehensive income									**$426.7**
BALANCE AT DECEMBER 31, 2004	**171.5**	**$1.7**	**$ 144.0**	**$939.3**	**$ 9.7**	**(22.5)**	**$(777.2)**	**$ 317.5**	

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar and share amounts in millions, except per share data)

NOTE 1 DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Moody's Corporation ("Moody's" or the "Company") is a provider of credit ratings, research and analysis covering debt instruments and securities in the global capital markets and a provider of quantitative credit assessment services, credit training services and credit process software to banks and other financial institutions. Moody's operates in two reportable segments: Moody's Investors Service and Moody's KMV. Moody's Investors Service publishes rating opinions on a broad range of credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs, as well as rating opinions on issuers of credit obligations. It also publishes investor-oriented credit research, including in-depth research on major issuers, industry studies, special comments and credit opinion handbooks. The Moody's KMV business, which consists of the combined businesses of KMV LLC and KMV Corporation ("KMV"), acquired in April 2002, and Moody's Risk Management Services, develops and distributes quantitative credit assessment services for banks and investors in credit-sensitive assets, credit training services and credit process software.

The Company operated as part of The Dun & Bradstreet Corporation ("Old D&B") until September 30, 2000 (the "Distribution Date"), when Old D&B separated into two publicly traded companies—Moody's Corporation and The New D&B Corporation ("New D&B"). At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services (the "Moody's Business") and was renamed "Moody's Corporation". The method by which Old D&B distributed to its shareholders its shares of New D&B stock is hereinafter referred to as the "2000 Distribution".

For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a Distribution Agreement (the "2000 Distribution Agreement"), Tax Allocation Agreement, Employee Benefits Agreement, Shared Transaction Services Agreement, Insurance and Risk Management Services Agreement, Data Services Agreement and Transition Services Agreement.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include those of Moody's Corporation and its majority- and wholly-owned subsidiaries. The effects of all intercompany transactions have been eliminated. Investments in companies for which the Company has significant influence over operating and financial policies but not a controlling interest are carried on an equity basis. Investments for which the Company does not have the ability to exercise significant influence are carried on the cost basis of accounting.

CASH AND CASH EQUIVALENTS

Cash equivalents principally consist of investments in money market funds, short-term certificates of deposit and commercial paper with maturities of three months or less when purchased. Interest income on cash and cash equivalents was $6.8 million, $1.7 million, and $2.3 million for the years ended December 31, 2004, 2003, and 2002, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, typically three to ten years for computer equipment and office furniture and fixtures and equipment, and seven to forty years for buildings and building improvements. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred. Gains and losses on disposals of property and equipment are reflected in the consolidated statements of operations.

COMPUTER SOFTWARE

Costs for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". These assets primarily relate to the development of MKMV credit processing software and quantitative credit assessment products to be licensed to customers. The capitalized costs generally consist of professional services provided by third parties and compensation costs of employees that develop the software. These costs are amortized on a straight-line basis over three years, which approximates their useful life, and are reported at the lower of unamortized cost or net realizable value.

At December 31, 2004 and 2003, these costs, included in other assets in the consolidated balance sheets, were $8.9 million and $9.0 million, respectively (net of accumulated amortization of $16.4 million and $12.1 million, respectively). Other assets at December 31, 2004 and 2003 also included $7.5 million and $10.9 million, respectively, (net of accumulated amortization of $9.6 million and $6.2 million, respectively) of acquired software resulting from the April 2002 acquisition of KMV. Amortization expense for all such software for the years ended December 31, 2004, 2003, and 2002 was $7.7 million, $7.3 million, and $5.3 million, respectively.

The Company capitalizes costs related to software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These assets, included in property and equipment in the consolidated balance sheets, relate to the Company's accounting, product delivery and other systems. Such costs generally consist of direct costs of third party license fees, professional services provided by third parties and employee compensation, in each case incurred either during the application development stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives, generally three to five years. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

LONG-LIVED ASSETS, INCLUDING GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Finite-lived intangible assets and other long-lived assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted future cash flows are lower than the carrying amount of the related asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or circumstances indicate the assets may be impaired. If the estimated fair value is less than its carrying amount, a loss is recognized.

STOCK-BASED COMPENSATION

In 2002 and prior years, the Company measured the cost of stock-based compensation using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25 rather than applying the fair value method provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". Accordingly, the Company did not recognize compensation expense related to grants of employee stock options and shares issued to participants in its employee stock purchase plan.

On January 1, 2003, the Company adopted, on a prospective basis, the fair value method of accounting for stock-based compensation under SFAS No. 123. Therefore, employee stock options granted on and after January 1, 2003 are being expensed by the Company over the option vesting period, based on the estimated fair value of the award on the date of grant. In addition, shares issued to participants in the Company's employee stock purchase plan are being expensed by the Company based on the discount from the market price received by the participants.

The consolidated statements of operations include compensation expense of $27.8 million in 2004 and $10.8 million in 2003, related to stock options granted and stock issued under the employee stock purchase plan since January 1, 2003, and also related to restricted stock. The consolidated statement of operations for 2002 includes no such expense. In addition, the 2004 and 2003 expense is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123 rather than being applied prospectively. Had the Company determined such stock-based compensation expense using the fair value method provisions of SFAS No. 123 since its original effective date, Moody's net income and earnings per share would have been reduced to the pro forma amounts shown below.

Year Ended December 31,	**2004**	2003	2002
NET INCOME:			
As reported	**$425.1**	$363.9	$288.9
Add: Stock-based compensation expense included in reported net income, net of tax	**16.8**	6.6	0.1
Deduct: Stock-based compensation expense determined under the fair value method, net of tax	**(28.2)**	(20.0)	(14.3)
Pro forma net income	**$413.7**	$350.5	$274.7
BASIC EARNINGS PER SHARE:			
As reported	**$ 2.86**	$ 2.44	$ 1.88
Pro forma	**$ 2.79**	$ 2.35	$ 1.78
DILUTED EARNINGS PER SHARE:			
As reported	**$ 2.79**	$ 2.39	$ 1.83
Pro forma	**$ 2.71**	$ 2.30	$ 1.75

The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of stock options used to compute the pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model. The following weighted average assumptions were used for options granted during 2004, 2003 and 2002:

	2004	2003	2002
Expected dividend yield	**0.46%**	0.41%	0.41%
Expected stock volatility	**30%**	30%	25%
Risk-free interest rate	**3.24%**	3.03%	4.13%
Expected holding period	**5.0 yrs**	5.0 yrs	4.5 yrs

The estimated weighted average fair value of Moody's options granted in 2004, 2003, and 2002 was $20.00, $13.06, and $10.97, respectively.

The Company recorded compensation expense of $0.2 million in 2002 related to outstanding performance share grants, for which the performance period ended during 2002. There were no performance share grants outstanding and, accordingly, no related expense for the years ended December 31, 2004 and 2003.

At the Distribution Date, all unexercised Old D&B stock options were converted into separately exercisable options of Moody's and New D&B. The 2000 Distribution Agreement provided that, for subsequent exercises of those options, the issuer of the stock rather than the employer would be entitled to the related tax deduction. Accordingly, since the Distribution Date and through the filing of its income tax returns for 2002, Moody's has claimed tax deductions when employees of New D&B have exercised Moody's stock options.

Effective with its 2003 tax returns, Moody's has changed its tax deductions to conform to an IRS ruling which clarified that the employer should take the tax deduction for option exercises rather than the issuer. The 2000 Distribution Agreement entitles Moody's to reimbursement from New D&B for the resulting loss of the issuer-based tax deductions. Accordingly, Moody's has reflected a receivable from New D&B within other current assets in the consolidated balance sheet in the amount of $23.3 million at December 31, 2004, consisting of $12.4 million related to the year ended December 31, 2004 and $10.9 million related to 2003. This accounting had no impact on the results of operations.

The consolidated balance sheet and statement of cash flows as of and for the year ended December 31, 2003 have been reclassified to reflect this treatment.

EMPLOYEE BENEFIT PLANS

The assets, expenses, liabilities and obligations that Moody's reports for pension and other post-retirement benefits are dependent on assumptions concerning the outcome of future events and circumstances. These assumptions include the following:

- future compensation increases, based on the Company's long-term actual experience and future outlook
- discount rates, based on current yields on high grade corporate long-term bonds
- future healthcare cost trends, based on historical market data, near-term outlooks and assessments of likely long-term trends
- long-term return on pension plan assets, based on the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments)

In determining such assumptions, the Company consults with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from the Company's assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the assets, expenses, liabilities and obligations related to the Company's pension and other post-retirement benefits.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition". As such, revenue is recognized when an agreement exists, the services have been provided and accepted by the customer, fees are determinable and the collection of resulting receivables is considered probable.

Revenue attributed to ratings of issued securities is recognized when the rating is issued. Revenue attributed to monitoring of issuers or issued securities is recognized over the period in which the monitoring is performed. In most areas of the ratings business, the Company charges issuers annual monitoring fees and amortizes such fees ratably over the related one-year period. In the case of commercial mortgage-backed securities, fees that are charged for future monitoring over the life of the related securities are amortized over such lives which averaged approximately 26 years as of December 31, 2004.

In areas where the Company does not separately charge monitoring fees, the Company defers portions of the rating fees that it estimates will be attributed to future monitoring activities and recognizes such fees ratably over the applicable estimated monitoring period. The portion of the revenue to be deferred is determined based on annual monitoring fees charged for similar securities or issuers and the level of monitoring effort required for a given type of security or issuer. The estimated monitoring period is determined based on factors such as the frequency of issuance by the issuers and the lives of the rated securities. Currently, the estimated monitoring periods range from three years to ten years.

Revenue from sales of research products and from credit risk management subscription products is recognized ratably over the related subscription period, which is principally one year. Revenue from licenses of credit processing software is recognized at the time the product is shipped to customers, or at such other time as the Company's obligations are complete. Related software maintenance revenue is recognized ratably over the annual maintenance period.

Amounts billed in advance of providing the related products or services are credited to deferred revenue and reflected in revenue when earned. The consolidated balance sheets reflect as current deferred revenue amounts that are expected to be recognized within one year of the balance sheet date, and as non-current deferred revenue amounts that are expected to be recognized over periods greater than one year. The majority of the balance in non-current deferred revenue relates to fees for future monitoring of commercial mortgage-backed securities.

ACCOUNTS RECEIVABLE ALLOWANCES

Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance. Adjustments to and write-offs of receivables are charged against the allowance. Moody's evaluates its estimates on a regular basis and makes adjustments to its revenue provisions and the accounts receivable allowance as considered appropriate.

OPERATING EXPENSES

Operating expenses are charged to income as incurred. These expenses include costs associated with the development and production of the Company's products and services and their delivery to customers. These expenses principally include employee compensation and benefits and travel costs that are incurred in connection with these activities.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses are charged to income as incurred. These expenses include such items as compensation and benefits for corporate officers and staff and compensation and other expenses related to sales of products. They also include items such as office rent, business insurance, professional fees and gains and losses from sales and disposals of assets.

FOREIGN CURRENCY TRANSLATION

For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end of year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these operations, currency translation adjustments are accumulated in a separate component of shareholders' equity. Transaction gains and losses are reflected in other non-operating income, net. Transaction gains were $1.9 million, $2.2 million, and $0.3 million in 2004, 2003 and 2002, respectively.

COMPREHENSIVE INCOME

Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including foreign currency translation impacts and changes in minimum pension liability. Accumulated comprehensive income is comprised of currency translation adjustments of $10.7 million and additional minimum pension liabilities of ($1.0) million in 2004 and $8.1 million of currency translation adjustments in 2003. The required disclosures have been included in the consolidated statements of shareholders' equity.

INCOME TAXES

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, cash equivalents, trade receivables and payables and bank borrowings, all of which are short-term in nature and, accordingly, approximate fair value. The fair value of the Company's notes payable, which have a fixed rate of interest, is estimated using discounted cash flow analyses based on the prevailing interest rates available to the Company for borrowings with similar maturities. The carrying amount of the Company's notes payable was $300.0 million at December 31, 2004 and 2003. Their estimated fair value was $316.7 million and $334.6 million at December 31, 2004 and 2003, respectively.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents and trade receivables.

Cash equivalents consist of investments in high quality investment grade securities within and outside the United States. By policy, the Company limits the amount it can invest with any one issuer. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds, short-term certificates of deposit or issuers of high-grade commercial paper. As of December 31, 2004, the Company did not maintain any derivative investments or engage in any hedging activities. However, the Company continues to assess the need to enter into hedging transactions to limit risk as needed.

Credit is extended to customers based on an evaluation of their financial condition. No customer accounted for 10% or more of accounts receivable at December 31, 2004 or 2003.

EARNINGS PER SHARE OF COMMON STOCK

In accordance with SFAS No. 128, "Earnings per Share", basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding during the reporting period.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Estimates are used for, but not limited to, revenue recognition, accounts receivable allowances, income taxes, contingencies, valuation of investments in affiliates, long-lived and intangible assets and goodwill, pension and other post-retirement benefits, stock options, and depreciation and amortization rates for property and equipment and computer software.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51", a revision to FIN 46. FIN 46 addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R was effective at the end of the first quarterly period ending after March 15, 2004. The Company's adoption of FIN 46R did not have an impact on its financial position, results of operations or cash flows.

In May 2004, the FASB issued FASB Staff Position ("FSP") No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act"), which supersedes FSP No. 106-1 of the same title and clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. If the effects of the Act are not considered a "significant event" pursuant to SFAS No. 106,

"Employers' Accounting for Post-retirement Benefits Other Than Pensions" the effects of the Act shall be incorporated into the next measurement of plan assets and obligations otherwise required by SFAS No. 106 following the effective date of the FSP (which was December 31, 2004 for the Company). The expected subsidy reduced the Company's accumulated post-retirement benefit obligation at December 31, 2004 by approximately $0.4 million. The adoption of FSP 106-2 had no effect on the Company's net periodic post-retirement expense in 2004. In January 2005, the Centers for Medicare and Medicaid Services published final regulations implementing major provisions of the Act and employers are generally given significant flexibility in implementing options related to the Medicare Prescription Drug program. Moody's is in the process of evaluating the impact of these regulations.

In December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004", which provides guidance under SFAS No. 109, "Accounting for Income Taxes", with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act"). The Jobs Act provides for a special one-time tax deduction relating to a portion of certain foreign earnings that are repatriated in 2004 or 2005. The Company plans to repatriate a portion of foreign earnings in 2005 and is in the process of evaluating the effects of the Jobs Act on its financial position, results of operations, and cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). Under this pronouncement, companies are required to record compensation expense for all share-based payment award transactions granted to employees, based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees", which had been provided in SFAS No. 123 as originally issued. SFAS No. 123R is effective for quarters beginning after June 15, 2005. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

NOTE 3 RECONCILIATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

Below is a reconciliation of basic weighted average shares outstanding to diluted weighted average shares outstanding:

Year Ended December 31,	2004	2003	2002
Weighted average number of shares—Basic	**148.5**	148.9	153.9
Dilutive effect of shares issuable under stock-based compensation plans	**3.8**	3.4	3.6
Weighted average number of shares—Diluted	**152.3**	152.3	157.5

There were no antidilutive options outstanding at December 31, 2004 and 2002. Options to purchase 2.2 million common shares at December 31, 2003 were outstanding but were not included in the computation of diluted weighted average shares outstanding because they were antidilutive.

NOTE 4 PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

December 31,	2004	2003
Land, building and building improvements	**$ 25.4**	$ 24.6
Office and computer equipment	**48.1**	41.6
Office furniture and fixtures	**23.0**	21.3
Internal-use computer software	**30.7**	23.7
Leasehold improvements	**35.1**	33.6
Property and equipment, at cost	**162.3**	144.8
Less: accumulated depreciation and amortization	**(117.1)**	(98.0)
Property and equipment, net	**$ 45.2**	$ 46.8

The consolidated statements of operations reflect depreciation and amortization expense related to the above assets of $19.5 million, $18.3 million, and $14.0 million for the years ended December 31, 2004, 2003, and 2002, respectively.

NOTE 5 ACQUISITIONS

KMV

On April 12, 2002, Moody's acquired the businesses comprising KMV. The acquisition expands the product offerings and customer base of Moody's credit risk assessment business, which was previously operated by Moody's Risk Management Services. The results of KMV have been included in Moody's consolidated financial statements since the acquisition date.

The aggregate purchase price of $212.6 million consisted of $209.3 million in cash payments to the sellers and $3.3 million in direct transaction costs, primarily professional fees. The purchase price was funded by using $128.3 million of Moody's cash on hand and $81.0 million of borrowings under Moody's existing bank credit lines. The Company repaid those borrowings in the second quarter of 2002.

The acquisition has been accounted for as a purchase. Shown below is the purchase price allocation, which summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets		$ 21.0
Property and equipment, net		4.6
Intangible assets:		
Customer list (12.0 year life)	$50.7	
Trade secrets (not subject to amortization)	25.5	
Other intangibles (5.2 year weighted average life)	6.3	
Total intangible assets		82.5
In-process research and development		1.1
Goodwill		118.3
Other assets		17.1
Liabilities assumed		(32.0)
Net assets acquired		$212.6

In accordance with SFAS No. 142, goodwill, which has been assigned to the Moody's KMV segment, will not be amortized. In accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", the $1.1 million allocated to acquired in-process research and development was written off immediately following the acquisition and is included in selling, general and administrative expenses for the year ended December 31, 2002. Current assets shown above include acquired cash of $7.2 million. Other assets include acquired software of $16.0 million with a life of 5 years. For income tax purposes, the excess of the purchase price over the acquired net assets is expected to be amortized over 15 years.

The following unaudited pro forma consolidated financial information, for the year ended December 31, 2002, reflects the acquisition of KMV as if it had been consummated as of the beginning of the period, after giving effect to the following adjustments: (i) elimination of transaction related charges resulting from the acquisition; (ii) amortization of acquired intangible assets and software; (iii) Moody's financing costs for the transaction, consisting of interest expense that would have been incurred on the $81.0 million of bank borrowings and interest income that would have been forgone on the balance of the purchase price; and (iv) related income tax effects.

Year Ended December 31,	2004	2003	Pro Forma 2002
Revenue	**$1,438.3**	$1,246.6	$1,038.4
Net income	**$ 425.1**	$ 363.9	$ 288.0
Diluted earnings per share	**$ 2.79**	$ 2.39	$ 1.83

The unaudited pro forma consolidated financial information should be read in conjunction with the Company's Form 8-K/A filed with the Securities and Exchange Commission on June 26, 2002.

The unaudited pro forma consolidated financial information is presented for comparative purposes only and is not intended to be indicative of the actual consolidated results of operations that would have been achieved had the transaction been consummated as of the dates indicated above, nor does it purport to indicate results that may be attained in the future.

KOREA INVESTORS SERVICE

In August 1998, the Company made a 10% cost-basis investment in Korea Investors Service ("KIS"), a Korean rating agency. In December 2001, the Company entered into a definitive agreement to increase its investment to just over 50%, at a cost of $9.6 million with a contingent payment of up to 6.9 billion Korean Won (approximately $6.8 million as of December 31, 2004) in 2005, based on KIS net income for the three-year period ended December 31, 2004. The Company currently estimates that this payment will be $3.7 million; this amount has been recorded in accrued liabilities at December 31, 2004 with a corresponding increase to goodwill. It is anticipated that this payment will be made in the first quarter of 2005.

In March 2004, KIS increased its ownership in an equity-basis investment to just over 50%, at a cost of 0.6 billion Korean Won, net of cash acquired (approximately $0.6 million). As a result, starting in March 2004 this entity is being consolidated in Moody's financial statements and $0.7 million of goodwill was recorded related to this entity.

ARGENTINE RATING AGENCIES

From 1999 through 2002, Moody's made equity investments totaling $4.4 million in two Argentine rating agencies.

In January 2002, the Argentine government announced the creation of a dual currency system in which certain qualifying transactions would be settled at an expected fixed exchange rate of 1.4 Argentine pesos to one U.S. dollar, while non-qualifying transactions would be settled using a free floating market exchange rate. In February 2002, the Argentine government announced a shift to a single free floating market exchange rate. From 1991 until February 2002, the Argentine peso had been pegged to the U.S. dollar at the rate of one to one.

As a result of the 2002 devaluation of the Argentine peso, an acquisition-related purchase price adjustment was triggered relating to Moody's equity-basis investments in the two Argentine rating agencies. The adjustment resulted in Moody's receiving additional shares in these rating agencies, which increased Moody's ownership position to over 90%. As a result, starting in January 2003 the Argentine rating agencies are being consolidated in Moody's financial statements.

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the activity in goodwill for the periods indicated:

	Year Ended December 31, 2004			Year Ended December 31, 2003		
	Moody's Investors Service	**Moody's KMV**	**Consolidated**	Moody's Investors Service	Moody's KMV	Consolidated
Beginning balance	**$2.3**	**$124.1**	**$126.4**	$2.3	$124.0	$126.3
Additions	**4.9**	**—**	**4.9**	—	—	—
Other	**0.4**	**—**	**0.4**	—	0.1	0.1
Ending balance	**$7.6**	**$124.1**	**$131.7**	$2.3	$124.1	$126.4

The following table summarizes intangible assets at the dates indicated:

December 31,	2004	2003
Customer lists (11.3 year original weighted average life)	$ 58.0	$ 57.8
Accumulated amortization	(15.9)	(10.6)
Net customer lists	$ 42.1	$ 47.2
Other amortizable intangible assets (5.6 year original weighted average life)	$ 8.2	$ 8.2
Accumulated amortization	(5.1)	(3.5)
Net other amortizable intangible assets	$ 3.1	$ 4.7
Total amortizable intangible assets	$ 45.2	$ 51.9
Indefinite-lived intangible assets	25.5	25.5
Total intangible assets	$ 70.7	$ 77.4

Indefinite-lived intangibles are trade secrets acquired with the April 2002 acquisition of KMV. Current circumstances and conditions continue to support an indefinite useful life.

Amortization expense for intangible assets subject to amortization for the years ended December 31, 2004, 2003 and 2002 was $6.9 million, $7.0 million, and $5.3 million, respectively.

Estimated future annual amortization expense for intangible assets subject to amortization is as follows:

Year Ending December 31,	
2005	$ 6.5
2006	6.2
2007	5.5
2008	4.5
2009	4.2
Thereafter	$18.3

NOTE 7 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

December 31,	2004	2003
Accounts payable	$ 2.9	$ 4.4
Accrued income taxes (see Note 10)	75.5	47.3
Accrued compensation and benefits	128.7	126.1
Accrued professional fees	9.7	6.6
Accrued interest expense	5.7	5.7
Other	48.0	38.3
Total	$270.5	$228.4

Accrued compensation and benefits included accrued incentive compensation of approximately $83 million at December 31, 2004 and $93 million at December 31, 2003. Funding and related expense for Moody's incentive compensation plans are primarily based on year-to-year growth in operating income and, to a lesser extent, earnings per share, for Moody's senior management and annual results compared to budget for the Moody's Investors Service professional staff and for Moody's KMV.

NOTE 8 PENSION AND OTHER POST-RETIREMENT BENEFITS

Moody's maintains both funded and unfunded noncontributory defined benefit pension plans in which substantially all U.S. employees of the Company are eligible to participate. The plans provide defined benefits using a cash balance formula based on years of service and career average salary. The funded plan is referred to herein as the "Moody's Retirement Plan".

The Company also provides certain healthcare and life insurance benefits for retired U.S. employees. The post-retirement healthcare plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the healthcare plans anticipates future cost-sharing changes to the written plans that are consistent with the Company's expressed intent to fix its share of costs and require retirees to pay for all future increases in plan costs in excess of the amount of the per person company contribution in the year 2005.

The plans described in the preceding two paragraphs are collectively referred to herein as the "Post-Retirement Plans".

Effective at the Distribution Date, Moody's assumed responsibility for pension and other post-retirement benefits relating to its active employees. New D&B has assumed responsibility for the Company's retirees and vested terminated employees as of the Distribution Date.

As described in Note 2, in 2004 the Company adopted FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act"). The adoption of FSP No. 106-2 resulted in a $0.4 million reduction in the Company's accumulated benefit obligation related to post-retirement healthcare plans. In addition, since the effects of the Act were not a "significant event" as defined in FAS 106, no change in net periodic post-retirement benefit expense was recorded in 2004 related to the Act.

Following is a summary of the activity related to the Post-Retirement Plans for the years ended December 31, 2004 and 2003, as well as the status of the plans at December 31, 2004. The Company uses a December 31 measurement date for its Post-Retirement Plans.

	Pension Plans		Other Post-Retirement Plans	
	2004	2003	**2004**	2003
CHANGE IN BENEFIT OBLIGATION				
Projected benefit obligation, beginning of the period	**$ (79.7)**	$(53.3)	**$(6.1)**	$(6.1)
Service cost	**(8.3)**	(6.9)	**(0.5)**	(0.4)
Interest cost	**(5.1)**	(4.1)	**(0.4)**	(0.3)
Benefits paid	**0.8**	0.6	**0.3**	0.1
Plan amendments	**(3.5)**	(0.5)	**—**	0.5
Impact of Medicare Part D	**—**	—	**0.4**	—
Curtailment charge	**—**	0.6	**—**	—
Special termination benefit charge	**—**	(1.0)	**—**	—
Actuarial gain/(loss)	**(1.0)**	(8.4)	**(0.4)**	0.5
Assumption changes	**(13.0)**	(6.7)	**(0.7)**	(0.4)
Projected benefit obligation, end of the period	**$(109.8)**	$(79.7)	**$(7.4)**	$(6.1)
CHANGE IN PLAN ASSETS				
Fair value of plan assets, beginning of the period	**$ 86.1**	$ 71.5	**$ —**	$ —
Actual return on plan assets	**10.4**	15.2	**—**	—
Benefits paid	**(0.8)**	(0.6)	**(0.3)**	(0.1)
Contributions	**—**	—	**0.3**	0.1
Fair value of plan assets, end of the period	**$ 95.7**	$ 86.1	**$ —**	$ —
RECONCILIATION OF FUNDED STATUS TO TOTAL AMOUNT RECOGNIZED				
Funded status of the plans	**$ (14.1)**	$ 6.4	**$(7.4)**	$(6.1)
Unrecognized actuarial loss	**48.6**	38.3	**1.1**	0.4
Unrecognized prior service cost	**5.3**	2.1	**0.3**	0.4
Net amount recognized	**$ 39.8**	$ 46.8	**$(6.0)**	$(5.3)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS				
Prepaid pension cost	**$ 59.7**	$ 60.2	**$ —**	$ —
Pension and post-retirement benefits liability	**(27.2)**	(15.2)	**(6.0)**	(5.3)
Intangible asset	**5.6**	1.8	**—**	—
Accumulated other comprehensive loss	**1.7**	—	**—**	—
Net amount recognized	**$ 39.8**	$ 46.8	**$(6.0)**	$(5.3)

The curtailment charge and special termination benefit charge in 2003 relate to a benefit enhancement provided under the Supplemental Executive Benefit Plan maintained by the Company. The plan amendment charge in 2004 relates to additional participants admitted to the Supplemental Executive Benefit Plan.

During 2004, the Company recorded charges to other comprehensive loss related to additional minimum pension liability adjustments totaling $1.7 million ($1.0 million net of tax). No additional minimum pension liability adjustments were recorded prior to 2004.

The accumulated benefit obligation related to the Post-Retirement Plans totaled $79.3 million and $53.7 million as of December 31, 2004 and 2003.

	Pension Plans			Other Post-Retirement Plans		
	2004	2003	2002	**2004**	2003	2002
COMPONENTS OF NET PERIODIC EXPENSE (INCOME)						
Service cost	**$ 8.3**	$ 6.9	$ 5.1	**$0.6**	$0.4	$0.3
Interest cost	**5.1**	4.1	2.9	**0.4**	0.3	0.3
Expected return on plan assets	**(8.0)**	(7.7)	(9.0)	**—**	—	—
Amortization of net actuarial loss from earlier periods	**1.4**	1.2	0.1	**—**	—	—
Amortization of unrecognized prior service costs	**0.2**	0.2	0.2	**0.1**	0.2	—
Net periodic expense (income)	**$ 7.0**	$ 4.7	$(0.7)	**$1.1**	$0.9	$0.6

The following information is for those Post-Retirement Plans with an accumulated benefit obligation in excess of plan assets:

December 31,	**2004**	2003
Projected benefit obligation	**47.6**	32.4
Accumulated benefit obligation	**27.2**	14.6
Fair value of plan assets	**—**	—

ADDITIONAL INFORMATION:

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Post-Retirement Plans	
	2004	2003	**2004**	2003
Discount rate	**5.90%**	6.25%	**5.90%**	6.25%
Rate of compensation increase	**4.00%**	3.91%	**—**	—
Cash balance accumulation/conversion rate	**5.00%**	5.00%	**—**	—

Weighted average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Plans			Other Post-Retirement Plans		
	2004	2003	2002	**2004**	2003	2002
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Expected return on plan assets	**8.35%**	8.10%	9.75%	**—**	—	—
Rate of compensation increase	**3.91%**	3.91%	4.41%	**—**	—	—
Cash balance accumulation/conversion rate	**5.00%**	5.00%	5.50%	**—**	—	—

For 2004, the Company used an assumed return on assets of approximately 8.35% for the Moody's Retirement Plan, which was determined based on explicit long-term return assumptions for each major asset class within the plan portfolio. Moody's works with third party consultants to determine assumptions for long-term rates of return for the asset classes that are included in the pension plan investment portfolio. These return assumptions reflect a long-term time horizon. They also reflect a combination of historical performance analysis and forward-looking views of the financial markets including consideration of inflation, current yields on long-term bonds and price-earnings ratios of the major stock market indices.

Assumed Healthcare Cost Trend Rates at December 31:

	2004		2003	2002
	Pre-age 65	**Post-age 65**	Pre- and post-age 65	Pre- and post-age 65
Healthcare cost trend rate assumed for the following year	**11.0%**	**13.0%**	10.0%	11.0%
Ultimate rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.0%**	**5.0%**	6.0%	6.0%
Year that the rate reaches the ultimate trend rate	**2013**	**2013**	2008	2008

The assumed health cost trend rate was modified in 2004 to better reflect different trend expectations for the medical and prescribed medication components of healthcare costs in proportion to the respective share of gross healthcare costs for pre- and post-age 65 retirees. A one percentage-point change in assumed healthcare cost trend rates would not have affected total service and interest cost and would have increased or decreased the post-retirement benefit obligation by $0.2 million.

Plan Assets

The assets of the Moody's Retirement Plan were allocated among the following categories at December 31, 2004 and 2003:

	Percentage of Plan Assets at December 31,	
Asset Category	**2004**	2003
Equity securities	**73%**	71%
Debt securities	**18%**	21%
Real estate	**9%**	8%
Total	**100%**	100%

Moody's investment objective for the Moody's Retirement Plan assets is to earn total returns that will minimize future contribution requirements over the long run within a prudent level of risk. The Company's current pension plan asset allocation targets are for approximately seventy percent of assets to be invested in equity securities, diversified across U.S. and non-U.S. stocks of small, medium and large capitalization, twenty percent in investment grade bonds and the remainder in real estate funds. The use of derivatives to leverage the portfolio or otherwise is not permitted. The Company's monitoring of the plan includes ongoing reviews of investment performance, annual liability measurements, periodic asset/liability studies and investment portfolio reviews.

Moody's other Post-Retirement Plans are unfunded and therefore have no plan assets.

Cash Flows

Expected employer contributions to the Post-Retirement Plans in 2005 are $6.2 million for pension plans and $0.3 million for other Post-Retirement Plans.

Estimated Future Benefits Payable

Estimated future benefits payments for the Post-Retirement Plans are as follows at December 31, 2004:

Year ending December 31,	Pension Plans	Other Post-Retirement Plans
2005	$ 7.5	$0.3
2006	2.4	0.4
2007	2.7	0.4
2008	2.9	0.5
2009	3.2	0.5
Next five years to December 31, 2014	36.6	3.5

Profit Participation Plan

Moody's has a profit participation plan (the "Plan") covering substantially all U.S. employees. The Plan provides for an employee salary deferral contribution and Company contributions. Employees may contribute up to 16% of their pay, subject to the federal limit. Moody's contributes an amount equal to 50% of employee contributions, with Moody's contribution limited to 3% of the employee's pay. Moody's makes additional contributions to the Plan that are based on year-to-year growth in the Company's earnings per share. Expense associated with this plan was $15.0 million, $18.3 million and $15.1 million in 2004, 2003 and 2002, respectively.

International Plans

Certain of the Company's international operations provide pension benefits to their employees in the form of defined contribution plans. Company contributions are primarily determined as a percentage of employees' eligible compensation. Expense related to these plans for the years ended December 31, 2004, 2003 and 2002 was approximately $3.8 million, $2.4 million and $1.6 million, respectively.

NOTE 9 STOCK-BASED COMPENSATION PLANS

Prior to the 2000 Distribution, certain employees of Moody's received grants of Old D&B stock options under Old D&B's 1998 Key Employees' Stock Option Plan (the "1998 Plan"). At the Distribution Date, all unexercised Old D&B stock options held by Moody's employees were converted into separately exercisable options to acquire Moody's common stock and separately exercisable options to acquire New D&B common stock, such that each option had the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price, and the same vesting provisions, option periods and other terms and conditions applicable prior to the 2000 Distribution. Old D&B stock options held by employees and retirees of Old D&B were converted in the same manner. Immediately after the 2000 Distribution, the 1998 Plan was amended and adopted by the Company.

Under the 1998 Plan, 16,500,000 shares of the Company's common stock were reserved for issuance. The 1998 Plan provides that options are exercisable not later than ten years from the grant date. The vesting period for awards under the 1998 Plan is determined by the Board of Directors at the date of the grant and has principally been four years. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. For incentive stock options granted to a shareholder of more than 10% of the Company's outstanding stock, the exercise price per share cannot be less than 110% of the fair market value of the Company's common stock at the date of grant. The 1998 Plan also provides for the granting of restricted stock.

The Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (the "2001 Plan") was approved by the Company's Board of Directors in March 2004 and by the Company's shareholders in April 2004. Under the 2001 Plan, 12,800,000 shares of common stock have been reserved for issuance. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The 2001 Plan provides that options are exercisable not later than ten years from the grant date. The vesting period for awards under the 2001 Plan is determined by the Board of Directors at the date of the grant and has been four years. Unlike the 1998 Plan, the 2001 Plan also provides that consultants to the Company or any of its affiliates are eligible to be granted options. The 2001 Plan also provides for the granting of restricted stock. The total number of shares available for grants of awards other than stock options is limited to 2,500,000 shares.

Under the 1998 and 2001 Plans, key employees of the Company may be granted shares of common stock based on the achievement of revenue growth goals or other operating objectives ("Performance Shares"). At the end of the performance period, Company performance at target will yield the targeted amount of shares, whereas Company performance above or below target will yield larger or smaller share awards, respectively. There were no Performance Share grants in 2004, 2003 and 2002. The Company recorded compensation expense of $0.2 million in 2002 relating to performance shares granted in 1999, for which the performance period ended in 2002. There were no performance shares outstanding in 2003 and 2004 and, accordingly no related compensation expense was recorded for the years ended December 31, 2004 and 2003.

The Company maintains a stock plan for its Board of Directors, the 1998 Directors Plan (the "Directors Plan"), which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. The Directors Plan provides that options are exercisable not later than ten years from the grant date. The vesting period is determined by the Board of Directors at the date of the grant and is generally one year for options and three years for restricted stock. Under the Directors Plan, 400,000 shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors Plan.

In February 2005, Moody's awarded long-term, equity-based compensation as a mix of stock options and restricted stock. The aggregate grants were approximately 1.3 million options and 0.2 million shares of restricted stock under the 2001 Plan, and approximately 0.6 million options and 0.2 million shares of restricted stock under the 1998 Plan. The options and a portion of the restricted stock vest ratably over four years. The remaining restricted stock will vest over a period of three to five years, depending on growth in the Company's operating income.

Also in February 2005, Directors of the Company were granted approximately 9,500 shares of restricted stock under the Directors Plan.

Below is a summary of restricted shares that Moody's granted in 2004 and 2003:

	2004	2003
Restricted shares granted	**0.4**	0.02
Weighted average fair value at grant date	**$65.58**	$42.04

Changes in stock options for the three years ended December 31, 2004 are summarized below:

	Number Outstanding	Weighted Average Exercise Price
Options outstanding, December 31, 2001	14.7	$23.00
Granted	3.8	40.01
Exercised	(2.5)	19.31
Surrendered or retired	(0.7)	27.43
Options outstanding, December 31, 2002	15.3	27.63
Granted	3.6	42.73
Exercised	(3.1)	23.87
Surrendered or retired	(0.6)	32.67
Options outstanding, December 31, 2003	15.2	31.78
Granted	**2.3**	**65.33**
Exercised	**(3.6)**	**27.47**
Surrendered or retired	**(0.7)**	**45.88**
Options outstanding, December 31, 2004	**13.2**	**$38.15**

Below is a summary of Moody's stock options held by Moody's employees and by New D&B employees and retirees as of each date:

	Moody's Employees	New D&B Employees and Retirees
OPTIONS OUTSTANDING AT:		
December 31, 2002	11.1	4.2
December 31, 2003	12.6	2.6
December 31, 2004	**11.6**	**1.6**

The following table summarizes additional information about stock options outstanding at December 31, 2004:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$16.16–$19.94	**0.6**	**1.9**	**$17.11**
$21.42–$23.96	**1.8**	**4.5**	**21.80**
$25.13–$28.13	**3.1**	**4.8**	**27.47**
$33.92–$39.98	**2.5**	**7.0**	**39.87**
$40.59–$43.55	**3.1**	**8.0**	**42.46**
$52.05–$87.19	**2.1**	**9.2**	**$65.26**
Total	**13.2**		

Range of Exercise Prices	Options Exercisable Number Exercisable	Options Exercisable Weighted Average Exercise Price
$16.16–$19.94	0.6	$17.11
$21.42–$23.96	1.7	21.82
$25.13–$28.13	3.1	27.47
$33.92–$39.98	1.0	39.84
$40.59–$43.55	0.6	$42.41
$52.05–$87.19	—	—
Total	7.0	

In addition, the Company also sponsors the Moody's Corporation Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees to purchase common stock of the Company on a monthly basis at 85% of its fair market value on the first trading day of the month. The employee purchases are funded through after-tax payroll deductions, which plan participants can elect at from one percent to ten percent of compensation, subject to the federal limit.

NOTE 10 INCOME TAXES

Components of the Company's income tax provision are as follows:

Year Ended December 31,	2004	2003	2002
CURRENT:			
Federal	$240.7	$199.7	$150.5
State and local	70.8	63.6	54.4
Non-U.S.	44.3	35.3	26.3
Total current	355.8	298.6	231.2
DEFERRED:			
Federal	(6.9)	(3.8)	(3.5)
State and local	(2.3)	(1.5)	1.4
Non-U.S.	(0.4)	(0.8)	(0.6)
Total deferred	(9.6)	(6.1)	(2.7)
Total provision for income taxes	$346.2	$292.5	$228.5

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income before provision for income taxes is as follows:

Year Ended December 31,	2004	2003	2002
U.S. statutory tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	5.8	6.2	7.0
U.S. taxes on foreign income	0.3	0.3	0.7
Legacy tax items	4.3	3.0	3.3
Other	(0.5)	0.1	(1.8)
Effective tax rate	44.9%	44.6%	44.2%

Income taxes paid were $300.1 million, $210.6 million and $226.6 million in 2004, 2003 and 2002, respectively. Taxes paid in 2002 included approximately $50 million of 2001 income tax payments that were deferred from 2001 due to the September 11th tragedy.

The components of deferred tax assets and liabilities are as follows:

December 31,	2004	2003
DEFERRED TAX ASSETS:		
Current:		
Accounts receivable allowances	$ 6.1	$ 6.9
Accrued compensation and benefits	4.9	5.1
Other	1.3	1.0
Total current	12.3	13.0
Non-current:		
Depreciation and amortization	8.1	5.3
Benefit plans	25.3	13.5
State taxes	1.9	1.8
Other	7.5	8.0
Total non-current	42.8	28.6
Total deferred tax assets	55.1	41.6
DEFERRED TAX LIABILITIES:		
Current:		
Prepaid expenses	(1.6)	(1.4)
Total current	(1.6)	(1.4)
Non-current:		
Prepaid pension costs	(25.3)	(25.1)
Amortization of intangible assets and capitalized software	(9.7)	(6.8)
Other	(4.8)	(0.1)
Total non-current	(39.8)	(32.0)
Total deferred tax liabilities	(41.4)	(33.4)
Net deferred tax asset	$ 13.7	$ 8.2

The current deferred tax assets, net of current deferred tax liabilities, as well as prepaid taxes of $1.0 million and $0.7 million at December 31, 2004 and 2003, respectively, are included in other current assets in the consolidated balance sheets. Non-current tax receivables of $2.6 million and $26.5 million at December 31, 2004 and 2003, respectively, are included in other assets. The net effect on non-current deferred tax assets and non-current deferred tax liabilities is included in other assets and other liabilities at December 31, 2004 and 2003, respectively. Management has determined, based on the Company's history of prior and current levels of operating earnings, that no valuation allowance for deferred tax assets should be provided as of December 31, 2004 and 2003.

At December 31, 2004, undistributed earnings of non-U.S. subsidiaries aggregated approximately $73 million. Earnings from the United Kingdom, France, Germany, Spain, Italy and Japan are or will be remitted to the U.S. on a regular basis. As such, taxes related to anticipated distributions have been provided in the consolidated financial statements. Moody's anticipates that it may benefit from the American JOBS Act of 2004 for certain non-U.S. earnings that will be remitted to the U.S. in 2005. However, since the Company has not yet determined whether it will meet the conditions for the reinvestment of the dividends in U.S. property, such benefit was not recorded as of December 31, 2004. Deferred tax liabilities have not been recognized for approximately $8 million of undistributed foreign earnings that management intends to reinvest outside the U.S. If all such undistributed earnings were remitted to the U.S., the amount of incremental U.S. federal and foreign income taxes payable, net of foreign tax credits, would be approximately $1 million.

NOTE 11 INDEBTEDNESS

In connection with the 2000 Distribution, Moody's was allocated $195.5 million of debt at September 30, 2000. Moody's funded this debt with borrowings under a $160 million unsecured bank revolving credit facility and a bank bridge line of credit.

On October 3, 2000 the Company issued $300 million of notes payable (the "Notes") in a private placement. The cash proceeds from the Notes were used in part to repay the outstanding balance on the revolving credit facility and to repay the bridge line of credit. The Notes have a five-year term and bear interest at an annual rate of 7.61%, payable semi-annually. In the event that Moody's pays all or part of the Notes in advance of their maturity (the "prepaid principal"), such prepayment will be subject to a penalty calculated based on the excess, if any, of the discounted value of the remaining scheduled payments, as defined in the agreement, over the prepaid principal. At December 31, 2004, the Notes have been classified as current liabilities since they mature in September 2005. Management is in the process of evaluating refinancing and repayment alternatives for the Notes. Interest paid under the Notes was $22.8 million for each of the years ended December 31, 2004, 2003 and 2002. Total interest expense was $23.0 million, $23.5 million and $23.5 million, respectively for the years ended December 31, 2004, 2003 and 2002.

On September 1, 2004, Moody's entered into a five-year senior, unsecured bank revolving credit facility (the "Facility") in an aggregate principal amount of $160 million that expires in September 2009. This Facility replaced the $80 million 5-year facility that was scheduled to expire in September 2005 and the $80 million 364-day facility that expired in September 2004. Interest on borrowings under the Facility is payable at rates that are based on the London InterBank Offered Rate plus a premium that can range from 17 basis points to 47.5 basis points depending on the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization ("Earnings Coverage Ratio"), as defined in the related agreement. At December 31, 2004, such premium was 17 basis points. The Company also pays quarterly facility fees, regardless of borrowing activity under the Facility. The quarterly fees can range from 8 basis points of the Facility amount to 15 basis points, depending on the Company's Earnings Coverage Ratio, and were 8 basis points at December 31, 2004. Under the Facility, the Company also pays a utilization fee of 12.5 basis points on borrowings outstanding when the aggregate amount outstanding under the Facility exceeds 50% of the Facility.

Interest paid under Moody's previous revolving credit facilities for the years ended December 31, 2003 and 2002 was $0.6 million and $0.3 million, respectively. No interest was paid under the Company's facilities for the year ended December 31, 2004 as no borrowings were outstanding during the year.

The Notes and the Facility (the "Agreements") contain covenants that, among other things, restrict the ability of the Company and its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements. The Agreements also contain financial covenants that, among other things, require the Company to maintain an interest coverage ratio, as defined in the related agreements, of not less than 3 to 1 for any period of four consecutive fiscal quarters, and an Earnings Coverage Ratio, as defined in the related agreements, of not more than 4 to 1 at the end of any fiscal quarter. At December 31, 2004, the Company was in compliance with such covenants. Upon the occurrence of certain financial or economic events, significant corporate events or certain other events constituting an event of default under the Agreements, all loans outstanding under the Agreements (including accrued interest and fees payable thereunder) may be declared immediately due and payable and all commitments under the Agreements may be terminated. In addition, certain other events of default under the Agreements would automatically result in amounts due becoming immediately due and payable and all commitments being terminated.

NOTE 12 CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 420,000,000 shares with a par value of $0.01, of which 400,000,000 are shares of common stock, 10,000,000 are shares of preferred stock and 10,000,000 are shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board of Directors. As more fully described in Note 20, on February 15, 2005 the Company's Board of Directors declared a two-for-one stock split which is subject to stockholder approval of a charter amendment to increase the Company's authorized common shares. The proposal to amend the charter will be described in the Company's annual meeting proxy statement and will be voted on by stockholders at the Annual Meeting on April 26, 2005.

RIGHTS AGREEMENT

The Company has a Rights Agreement designed to protect its shareholders in the event of unsolicited offers to acquire the Company and coercive takeover tactics that, in the opinion of the Board of Directors, could impair its ability to represent shareholder interests. Under the Rights Agreement, each share of common stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the registered holder to purchase 1/1000 of a share of a series A junior participating preferred stock, par value $0.01 per share, at a price of $100 per 1/1000 of a share, subject to adjustment. The rights will generally not be exercisable until a person or group ("Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of, 15% or more of the outstanding common stock at such time.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise and payment, shares of stock having a market value equal to two times the exercise price in the form of the Company's common stock or, where appropriate, the Acquiring Person's common stock. The rights are not currently exercisable, as no shareholder is currently an Acquiring Person. The Company may redeem the rights, which expire in June 2008, for $0.01 per right, under certain circumstances, including for a Board-approved acquirer either before the acquirer becomes an Acquiring Person or during the window period after the triggering event as specified in the Rights Agreement.

SHARE REPURCHASE PROGRAM

On May 24, 2004, the Company announced that its Board of Directors had authorized a new $600 million share repurchase program, which includes both special share repurchases and systematic share repurchases to offset shares issued under Moody's stock-based compensation plans. There is no established expiration date for this authorization. During June 2004, the Company completed its previous $450 million program, which had been authorized by the Board of Directors in October 2002.

Since becoming a public company in October 2000 and through the end of 2004, Moody's has repurchased 26.4 million shares at a total cost of $1.1 billion, including 13.0 million shares to offset issuances under employee stock plans. During 2004, Moody's repurchased 3.5 million shares at an aggregate cost of $221.3 million and 3.7 million shares were issued under employee stock plans.

DIVIDENDS

During 2004, the Company paid a quarterly dividend of 7.5 cents per share of Moody's common stock, resulting in dividends paid per share of 30 cents during the year. During 2003 and 2002, the Company paid a quarterly dividend of 4.5 cents per share of Moody's common stock, resulting in dividends paid per share of 18 cents in each year.

On December 14, 2004, the Board of Directors of the Company approved a quarterly dividend of 7.5 cents per share of Moody's common stock, payable on March 10, 2005 to stockholders of record at the close of business on February 20, 2005. On February 15, 2005, the board voted to increase the quarterly dividend per share to $0.11 before giving effect to the proposed two-for-one stock split as more fully described in Note 20, payable on June 15, 2005 to stockholders of record as of May 27, 2005. If the stock split is effected, then on a post-split basis, the dividend will be increased to 5.5 cents per share from the 3.75 cents per share that otherwise would have been paid absent the dividend increase. The continued payment of dividends at this rate, or at all, is subject to the discretion of the Board of Directors.

NOTE 13 LEASE COMMITMENTS

Moody's operates its business from various leased facilities, which are under operating leases that expire over the next eleven years. Moody's also leases certain computer and other equipment under operating and capital leases that expire over the next five years. Rent expense under operating leases for the years ended December 31, 2004, 2003 and 2002 was $15.1 million, $13.3 million and $11.3 million, respectively. Rent expense for 2002 was net of sublease rental income of $0.6 million. There was no sublease rental income in 2004 and 2003.

During 2002, Moody's acquired approximately $3.9 million of computer equipment subject to capital lease obligations. Accumulated amortization at December 31, 2004 includes approximately $2.6 million related to those capital lease obligations.

The approximate minimum rent for leases that have remaining or original noncancelable lease terms in excess of one year at December 31, 2004 is as follows:

Year Ending December 31,	Capital Leases	Operating Leases
2005	$ 1.3	$15.7
2006	—	12.2
2007	—	9.9
2008	—	9.1
2009	—	6.2
Thereafter	—	11.9
Total minimum lease payments	1.3	$65.0
Less: amount representing interest	(0.0)	
Present value of net minimum lease payments under capital leases	$ 1.3	

NOTE 14 CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by Moody's. Management periodically assesses the Company's liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is both probable that a liability has been incurred and the probable amount of loss can be reasonably estimated, the Company believes it has recorded appropriate reserves in the consolidated financial statements and periodically adjusts these reserves as appropriate. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, management is unable to make a reasonable estimate of a liability, if any. As additional information becomes available, the Company adjusts its assessments and estimates of such liabilities accordingly.

Based on its review of the latest information available, in the opinion of management, the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation will not have a material adverse effect on Moody's financial position, results of operations or cash flows, subject to the contingencies described below.

LEGACY CONTINGENCIES

To understand the Company's exposure to the potential liabilities described below, it is important to understand the relationship between Moody's and New D&B, and the relationship among New D&B and its predecessors and other parties who, through various corporate reorganizations and related contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, The Dun & Bradstreet Corporation through a spin-off separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant") (the "1996 Distribution"). Under the terms of the distribution agreement relating to the 1996 Distribution (the "1996 Distribution Agreement"), each party thereto is prohibited from distributing to its stockholders any business that had been allocated to it in connection with the 1996 Distribution, unless the distributed business delivers an undertaking agreeing to be jointly and severally liable to the other parties under the 1996 Distribution Agreement for the liabilities of the distributing parent company under the 1996 Distribution Agreement.

In June 1998, The Dun & Bradstreet Corporation through a spin-off separated into two separate public companies: The Dun & Bradstreet Corporation and R.H. Donnelley Corporation ("Donnelley") (the "1998 Distribution"). During 1998, Cognizant through a spin-off separated into two separate public companies: IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). In September 2000, The Dun & Bradstreet Corporation ("Old D&B") through a spin-off separated into two separate public companies: New D&B and Moody's, as further described in Note 1 to the consolidated financial statements.

Information Resources, Inc.

The following is a description of an antitrust lawsuit filed in 1996 by Information Resources, Inc. ("IRI"). As more fully described below, VNU N.V., a publicly traded Dutch company, and its U.S. subsidiaries, VNU, Inc., ACNielsen Corporation ("ACNielsen"), AC Nielsen (US), Inc. ("ACN (US)"), and Nielsen Media Research, Inc. ("NMR") (collectively, the "VNU Parties"), have assumed exclusive joint and several liability for any judgment or settlement of this antitrust lawsuit. As a result of the indemnity obligation, Moody's does not have any exposure to a judgment or settlement of this lawsuit unless the VNU Parties default on their obligations. However, in the event of such a default, contractual commitments undertaken by Moody's in connection with various corporate reorganizations since 1996 would require the Company to bear a portion of any amount not paid by the VNU Parties. Moreover, as described below, on February 1, 2005, the U.S. District Court for the Southern District of New York entered a final judgment against IRI dismissing IRI's claims with prejudice and on the merits.

In July 1996, IRI filed a complaint, subsequently amended in 1997, in the U.S. District Court for the Southern District of New York, naming as defendants the corporation then known as The Dun & Bradstreet Corporation (now known as R.H. Donnelly), A.C. Nielsen Company (a subsidiary of ACNielsen) and IMS International, Inc. (a subsidiary of the company then known as Cognizant). At the time of the filing of the complaint, each of the other defendants was a subsidiary of the company then known as The Dun & Bradstreet Corporation.

The amended complaint alleges various violations of United States antitrust laws under Sections 1 and 2 of the Sherman Act. The amended complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleged SRG violated an alleged agreement with IRI when it agreed to be acquired by defendants and that defendants induced SRG to breach that agreement.

IRI's antitrust claims allege that defendants developed and implemented a plan to undermine IRI's ability to compete within the United States and foreign markets in North America, Latin America, Asia, Europe and Australia/New Zealand through a series of anti-competitive practices, including: unlawfully tying/bundling services in the markets in which defendants allegedly had monopoly power with services in markets in which ACNielsen competed with IRI; entering into exclusionary contracts with retailers in certain countries to deny IRI's access to sales data necessary to provide retail tracking services or to artificially raise the cost of that data; predatory pricing; acquiring foreign market competitors with the intent of impeding IRI's efforts to expand; disparaging IRI to financial analysts and clients; and denying IRI access to capital necessary for it to compete.

IRI is seeking in excess of $650 million, which IRI also asked to be trebled. IRI has filed with the Court the report of its expert who has opined that IRI suffered damages of between $582 million and $652 million from the defendants' alleged practices. IRI also sought punitive damages in an unspecified amount.

On June 21, 2004, pursuant to a stipulation between IRI and defendants, the Court ordered that certain of IRI's claims be dismissed with prejudice from the lawsuit, including the claims that defendants tortiously interfered with the SRG acquisition. The Company believes that the dismissal of the tortious interference claims also precludes any claim for punitive damages.

On December 3, 2004, the Court entered In limine Order No. 1, which bars IRI from "arguing that Nielsen's pricing practices or discounts were illegal or anti-competitive unless it can prove they involved prices below short-run average variable cost, calculated without the inclusion of Nielsen's 'Fixed Operations' costs". On December 17, 2004, IRI issued a press release, which said in relevant part, "Without this evidence, IRI believes that little would be left of IRI's case to take to trial". IRI asked the Court to enter a final judgment against it, so that it could take an immediate appeal to the Court of Appeals for the Second Circuit. Defendants did not object to this request. On February 1, 2005 the Court entered a final judgment dismissing IRI's claims with prejudice and on February 2, 2005, the Court entered IRI's notice of appeal to the Second Circuit. The Court of Appeals for the Second Circuit has ordered that the appeal be argued no earlier than the week of June 13, 2005.

In connection with the 1996 Distribution, NMR (then known as Cognizant Corporation), ACNielsen and Donnelley (then known as The Dun & Bradstreet Corporation) entered into an Indemnity and Joint Defense Agreement (the "Original Indemnity and Joint Defense Agreement"), pursuant to which they agreed to:

- allocate potential liabilities that may relate to, arise out of or result from the IRI lawsuit ("IRI Liabilities"); and
- conduct a joint defense of such action.

In 2001, ACNielsen was acquired by VNU N.V., which assumed ACNielsen's obligations under the Original Indemnity and Joint Defense Agreement.

Under the terms of the 1998 Distribution, Old D&B assumed all potential liabilities of Donnelley (then known as The Dun & Bradstreet Corporation) arising from the IRI action and agreed to indemnify Donnelley in connection with such potential liabilities. Under the terms of the 2000 Distribution, New D&B undertook to be jointly and severally liable with Moody's for Old D&B's obligations to Donnelley under the 1998 Distribution, including for any liabilities arising under the Original Indemnity and Joint Defense Agreement and arising from the IRI action itself. However, as between New D&B and Moody's, it was agreed that under the 2000 Distribution, each of New D&B and Moody's will be responsible for 50% of any payments required to be made to or on behalf of Donnelley with respect to the IRI action under the terms of the 1998 Distribution, including legal fees or expenses related to the IRI action.

On July 30, 2004, the VNU Parties, Donnelley, Moody's, New D&B and IMS Health entered into an Amended and Restated Indemnity and Joint Defense Agreement (the "Amended Indemnity and Joint Defense Agreement").

Pursuant to the Amended Indemnity and Joint Defense Agreement, any and all IRI Liabilities incurred by Donnelley, Moody's, New D&B or IMS Health relating to a judgment (even if not final) or any settlement being entered into in the IRI action will be jointly and severally assumed, and fully discharged, exclusively by the VNU Parties. Under the Amended Indemnity and Joint Defense Agreement, the VNU Parties have agreed to, jointly and severally, indemnify Donnelley, Moody's, New D&B and IMS Health from and against all IRI Liabilities to which they become subject.

As a result, the cap on ACNielsen's liability for the IRI Liabilities, which was provided for in the Original Indemnity and Joint Defense Agreement, no longer exists and all such liabilities are the responsibility of the VNU Parties pursuant to the Amended Indemnity and Joint Defense Agreement.

In addition, the Amended Indemnity and Joint Defense Agreement provides that if it becomes necessary to post any bond pending an appeal of an adverse judgment, then the VNU Parties shall obtain the bond required for the appeal and shall pay the full cost of such bond.

In connection with entering into the Amended Indemnity and Joint Defense Agreement, Donnelley, Moody's, New D&B and IMS Health agreed to amend certain covenants of the Original Indemnity and Joint Defense Agreement to provide operational flexibility for ACNielsen going forward. In addition, the Amended Indemnity and Joint Defense Agreement includes certain amendments to the covenants of ACNielsen (which, under the Amended Indemnity and Joint Defense Agreement, are now also applicable to ACN (US), which the Company understands holds ACNielsen's operating assets), which are designed to preserve such parties' claims-paying ability and protect Donnelley, Moody's, New D&B and IMS Health. Among other covenants, ACNielsen and ACN (US) agreed that neither they nor any of their respective subsidiaries will incur any indebtedness to any affiliated person, except indebtedness which its payment will, after a payment obligation under the Amended Indemnity and Joint Defense Agreement comes due, be conditioned on, and subordinated to, the payment and performance of the obligations of such parties under the Amended Indemnity and Joint Defense Agreement. VNU N.V. has agreed to having a process agent in New York to receive on its behalf service of any process concerning the Amended Indemnity and Joint Defense Agreement.

As described above, the VNU Parties have assumed exclusive responsibility for the payment of all IRI Liabilities. However, because liability for violations of the antitrust laws is joint and several and because the rights and obligations relating to the Amended Indemnity and Joint Defense Agreement are based on contractual relationships, the failure of the VNU Parties to fulfill their obligations under the Amended Indemnity and Joint Defense Agreement could result in the other parties bearing all or a portion of the IRI Liabilities. Joint and several liability for the IRI action means that even where more than one defendant is determined to have been responsible for an alleged wrongdoing, the plaintiff can collect all or part of the judgment from just one of the defendants. This is true regardless of whatever contractual allocation of responsibility the defendants and any other indemnifying parties may have made, including the allocations described above between the VNU Parties, Donnelley, Moody's, New D&B and IMS Health.

Accordingly, and as a result of the allocations of liability described above, in the event the VNU Parties default on their obligations under the Amended Indemnity and Joint Defense Agreement, each of Moody's and New D&B will be responsible for the payment of 50% of the portion of any judgment or settlement ultimately paid by Donnelley (which is a defendant in the IRI action), which can be as high as all the IRI Liabilities.

The Company is unable to predict the outcome of the IRI action (including the appeal), or the financial condition of any of the VNU parties or the other defendants at the time of any such outcome and hence the Company cannot estimate their ability to pay the IRI Liabilities pursuant to the Amended Indemnity and Joint Defense Agreement or the amount of the judgment or settlement in the IRI action. However, provided that the VNU Parties fulfill their obligations under the Amended Indemnity and Joint Defense Agreement, the Company believes that the resolution of this matter, irrespective of the outcome of the IRI action, should not materially affect Moody's financial position, results of operations and cash flows. Accordingly, no amount in respect of this matter has been accrued in the Company's consolidated financial statements. If, however, IRI were to prevail in whole or in part in this action and if Moody's is required to pay, notwithstanding such contractual obligations, a portion of any significant settlement or judgment, the outcome of this matter could have a material adverse effect on Moody's financial position, results of operations, and cash flows.

Legacy Tax Matters

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities.

Pursuant to a series of agreements, as between themselves, IMS Health and NMR are jointly and severally liable to pay one-half, and New D&B and Moody's are jointly and severally liable to pay the other half, of any payments for taxes, penalties and accrued interest resulting from unfavorable IRS rulings on certain tax matters as described in such agreements (excluding the matter described below as "Amortization Expense Deductions" for which New D&B and Moody's are solely responsible) and certain other potential tax liabilities, also as described in such agreements, after New D&B and/or Moody's pays the first $137 million, which amount was paid in connection with the matter described below as "Utilization of Capital Losses".

In connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have, between themselves, agreed to each be financially responsible for 50% of any potential liabilities that may arise to the extent such potential liabilities are not directly attributable to their respective business operations.

Without limiting the generality of the foregoing, three specific tax matters are discussed below.

Royalty Expense Deductions During the second quarter of 2003, New D&B received an Examination Report from the IRS with respect to a partnership transaction entered into in 1993. In this Report, the IRS stated its intention to disallow certain royalty expense deductions claimed by Old D&B on its tax returns for the years 1993 through 1996 (the "Royalty Report"). In the first quarter of 2004, New D&B received a similar Examination Report (the "Second Royalty Report") relating to the first quarter of 1997.

During the second quarter of 2003, New D&B also received an Examination Report that had been issued by the IRS to the partnership, stating the IRS' intention to ignore the partnership structure that had been established in 1993 in connection with the above transaction, and to reallocate to Old D&B income and expense items that had been reported in the partnership tax return for 1996 (the "Reallocation Report"). New D&B also received a similar Examination Report (the "Second Reallocation Report") issued to the partnership with respect to the first quarter of 1997.

In June 2004, New D&B and the IRS conducted a mediation of these issues, at which they reached a basis for settlement with regard to the Royalty Report for 1995 and 1996, the Reallocation Report, and certain tax refund claims made by Old D&B related to 1995 and 1996 (the "Preliminary Settlement"). The Preliminary Settlement was subject to the execution of a formal settlement agreement. In addition, the IRS reasserted its position that certain tax refund claims made by Old D&B related to 1993 and 1994 may be offset by tax liabilities relating to the above mentioned partnership formed in 1993. New D&B disagrees with the position taken by the IRS for 1993 and 1994 and plans to file a protest with the IRS Appeals Office. If the protest is unsuccessful New D&B can either: (1) abandon its tax refund claims; or (2) challenge the IRS claim in U.S. District Court or the U.S. Court of Federal Claims. Moody's estimates that its exposure for the write-off of deferred tax assets related to these tax refund claims could be up to $9 million.

As of June 30, 2004, Moody's had adjusted its reserves for the Royalty Expense Deductions matter to reflect the Company's estimates of probable exposure for the Preliminary Settlement and the other matters discussed in the preceding paragraph. In accordance with the 1996 Distribution Agreement, New D&B was required to obtain the consent of Moody's, IMS Health and NMR as a condition to executing the formal settlement agreement, but New D&B was unable to obtain consent from IMS Health and NMR. Accordingly, New D&B and the IRS were unable to agree on the terms of a formal settlement agreement by the November 1st deadline imposed by the IRS. As a result, the IRS withdrew the Preliminary Settlement.

The Company believes that in accordance with the 1996 Distribution Agreement, IMS Health and NMR, by withholding their consent to the formal settlement agreement, would be contractually responsible to pay any excess amounts above the Preliminary Settlement that may ultimately be owing with respect to tax years 1995 and 1996. IMS Health has alleged various breaches of New D&B's obligations under the 1996 Distribution Agreement related to New D&B's management and attempted settlement of this matter. If the parties fail to resolve their dispute, Moody's understands that New D&B anticipates commencing arbitration proceedings against IMS Health and NMR. Based on our current understanding of the positions of New D&B and IMS Health, the Company believes it is likely that New D&B should prevail, but we cannot predict with certainty the outcome.

In addition, the Second Royalty Report and the Second Reallocation Report, which were not part of New D&B's preliminary settlement with the IRS, have not been resolved. Moody's estimates that its share of the potential required payment to the IRS for this matter is $0.1 million (including penalties and interest, and net of tax benefits).

Moody's has reassessed its exposure for the Royalty Expense Deductions matter taking into consideration: (1) the original Examination Reports discussed above (for which the Company's share of the required payments to the IRS could be up to $103 million, including penalties and interest, and net of tax benefits); and (2) the potential write-off of deferred tax assets (for which the Company's exposure could be up to $9 million as discussed above). Based on this assessment, in 2004, the Company increased its reserve for this matter by $16.4 million to reflect the current estimate of probable exposure. Moody's believes that the positions taken by the IRS in the Royalty Reports and the Reallocation Reports discussed above are inconsistent with each other. While it is possible that the IRS could ultimately prevail in whole or in part on one of such positions noted above, Moody's believes that it is unlikely that the IRS will prevail on both.

Amortization Expense Deductions In April 2004, New D&B received Examination Reports (the "April Examination Reports") from the IRS with respect to a partnership transaction. This transaction was entered into in 1997 and has resulted in amortization expense deductions on the tax returns of Old D&B since 1997. These deductions could continue through 2012. In the April Examination Reports, the IRS stated its intention to disallow the amortization expense deductions related to this partnership that were claimed by Old D&B on its 1997 and 1998 tax returns. New D&B disagrees with the position taken by the IRS and can either: (1) accept and pay the IRS assessment; (2) challenge the assessment in U.S. Tax Court; or (3) challenge the assessment in U.S. District Court or the U.S. Court of Federal Claims, where in either case payment of the disputed amount would be required in connection with such challenge. IRS audits of Old D&B's or New D&B's tax returns for years subsequent to 1998 could result in the issuance of similar Examination Reports, in which case New D&B would also have the aforementioned three courses of action. Should any such payments be made by New D&B related to either the April Examination Reports or any potential Examination Reports for future years, including years subsequent to the separation of Moody's from New D&B, then pursuant to the terms of the 2000 Distribution Agreement, Moody's would have to pay to New D&B its 50% share. In addition, should New D&B discontinue claiming the amortization deductions on future tax returns, Moody's would be required to repay to New D&B an amount equal to the discounted value of its 50% share of the related future tax benefits. New D&B had paid the discounted value of 50% of the future tax benefits from this transaction in cash to Moody's at the Distribution Date. Moody's estimates that the Company's current potential exposure could be up to $95 million (including penalties and interest, and net of tax benefits). This exposure could increase by approximately $3 million to $6 million per year, depending on actions that the IRS may take and on whether New D&B continues claiming the amortization deductions on its tax returns.

In the April Examination Reports, the IRS also stated its intention to disallow certain royalty expense deductions claimed by Old D&B on its 1997 and 1998 tax returns with respect to the partnership transaction. In addition, the IRS stated its intention to disregard the partnership structure and to reallocate to Old D&B certain partnership income and expense items that had been reported in the partnership tax returns for 1997 and 1998. New D&B disagrees with the positions taken by the IRS and can take any of the three courses of action described in the preceding paragraph. IRS audits of Old D&B's or New D&B's tax returns for years subsequent to 1998 could result in the issuance of similar Examination Reports for the subsequent years. Should any such payments be made by New D&B related to either the April Examination Reports or any potential Examination Reports for future years, then pursuant to the terms of the 2000 Distribution Agreement, Moody's would have to pay to New D&B its 50% share of New D&B's payments to the IRS for the period from 1997 through the Distribution Date. Moody's estimates that its share of the potential exposure to the IRS could be up to $129 million (including penalties and interest, and net of tax benefits). Moody's also could be obligated for future interest payments on its share of such liability.

New D&B had filed protests with the IRS Appeals Office regarding the April Examination Reports. In September 2004, the IRS Appeals Office remanded the case to the IRS examination office for further development of the issues. New D&B has reopened discussion of the issues with the examination office.

Moody's believes that the IRS's proposed assessments of tax against Old D&B and the proposed reallocations of partnership income and expense to Old D&B are inconsistent with each other. Accordingly, while it is possible that the IRS could ultimately prevail in whole or in part on one of such positions, Moody's believes that it is unlikely that the IRS will prevail on both.

Utilization of Capital Losses The IRS has completed its review of the utilization of certain capital losses generated by Old D&B during 1989 and 1990. On June 26, 2000, the IRS, as part of its audit process, issued a formal assessment with respect to the utilization of these capital losses.

On May 12, 2000, an amended tax return was filed by Old D&B for the 1989 and 1990 tax years, which reflected $561.6 million of tax and interest due. Old D&B paid the IRS approximately $349.3 million of this amount on May 12, 2000; 50% of such payment was allocated to Moody's and had previously been accrued by the Company. IMS Health informed Old D&B that it paid to the IRS approximately $212.3 million on May 17, 2000. The payments were made to the IRS to stop further interest from accruing, and on September 20, 2000, Old D&B filed a petition for a refund in the U.S. District Court.

In July 2004, New D&B and the IRS reached a basis for settlement of all outstanding issues related to this matter and in December 2004 executed a formal settlement agreement. New D&B received the first of three final assessments on February 15, 2005 and expects to receive the other two in the second quarter of 2005. Payment of the first assessment was made in the first quarter of 2005 and payment of the two other assessments is expected to be made in the second quarter of 2005. Moody's estimates its share of these assessments to be approximately $15 million, reflecting cash payments of approximately $6 million and the write-off of deferred tax assets of approximately $9 million. In addition, IMS Health and NMR have notified New D&B that they disagree with various aspects of New D&B's calculation of their respective shares of the payments. If the parties fail to resolve their dispute, Moody's understands that New D&B anticipates commencing arbitration proceedings against IMS Health and NMR. Moody's believes that New D&B should prevail in its position, but we cannot predict with certainty the outcome.

In 2004, Moody's increased its reserves for this matter by $14 million to reflect its current estimate of the probable exposure. Should IMS Health and NMR prevail in their position described in the prior paragraph, then Moody's estimates that its exposure for this matter could increase by up to approximately $3 million.

Summary of Moody's Exposure to Three Legacy Tax Matters The Company considers from time to time the range and probability of potential outcomes related to the three legacy tax matters discussed above and establishes reserves that it believes are appropriate in light of the relevant facts and circumstances. In doing so, Moody's makes estimates and judgments as to future events and conditions and evaluates its estimates and judgments on an ongoing basis.

During 2004, the Company recorded charges of approximately $30 million to increase its reserves for the three legacy tax matters reflecting its current estimates of the probable exposures on these matters. The Company also recorded approximately $3 million of interest expense related to these reserves. As a result, at December 31, 2004, Moody's total net legacy tax reserves were $136 million (consisting of $161 million of tax liabilities, partially offset by the expected utilization of $25 million of deferred tax assets). The $136 million of expected cash payments consists of $50 million of current liabilities (reflecting the estimated cash payments related to the Royalty Expense Deductions and Utilization of Capital Losses matters that are expected to be made over the next twelve months) and $86 million of non-current liabilities.

It is possible that the legacy tax matters could be resolved in amounts that are greater than the amounts reserved by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows. Although Moody's does not believe it is likely that the Company will ultimately be required to pay the full amounts presently being sought by the IRS, potential future outlays resulting from these matters could be as much as $354 million and could increase with time as described above. In matters where Moody's believes the IRS has taken inconsistent positions, Moody's may be obligated initially to pay its share of related duplicative assessments. However, Moody's believes that ultimately it is unlikely that the IRS would retain such duplicative payments.

NOTE 15 SEGMENT INFORMATION

The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

Moody's Investors Service consists of four rating groups—structured finance, corporate finance, financial institutions and sovereign risk, and public finance—that generate revenue principally from the assignment of credit ratings on fixed-income instruments in the debt markets, and research, which primarily generates revenue from the sale of investor-oriented credit research, principally produced by the rating groups. Given the dominance of Moody's Investors Service to Moody's overall results, the Company does not separately measure or report corporate expenses, nor are they allocated to the Company's business segments. Accordingly, all corporate expenses are included in operating income of the Moody's Investors Service segment and none have been allocated to the Moody's KMV segment.

The Moody's KMV business consists of the combined businesses of KMV, acquired in April 2002, and Moody's Risk Management Services. Moody's KMV develops and distributes quantitative credit assessment products and services for banks and investors in credit-sensitive assets, credit training services and credit processing software.

Assets used solely by Moody's KMV are separately disclosed within that segment. All other Company assets, including corporate assets, are reported as part of Moody's Investors Service.

Revenue by geographic area is generally based on the location of the customer.

Intersegment sales are insignificant and no single customer accounted for 10% or more of total revenue.

Below are financial information by segment, Moody's Investors Service revenue by business unit and revenue and long-lived asset information by geographic area, for the years ended and as of December 31, 2004, 2003 and 2002. Certain prior year amounts have been reclassified to conform to the current presentation.

Financial Information by Segment

	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002		
	Moody's Investors Service	Moody's KMV	Consolidated	Moody's Investors Service	Moody's KMV	Consolidated	Moody's Investors Service	Moody's KMV	Consolidated
Revenue	$1,310.7	$127.6	$1,438.3	$1,134.7	$111.9	$1,246.6	$941.8	$ 81.5	$1,023.3
Operating expenses	513.7	104.1	617.8	462.2	88.7	550.9	385.7	74.9	460.6
Depreciation and amortization	16.9	17.2	34.1	15.4	17.2	32.6	12.7	11.9	24.6
Operating income (loss)	780.1	6.3	786.4	657.1	6.0	663.1	543.4	(5.3)	538.1
Non-operating expense, net			(15.1)			(6.7)			(20.7)
Income before provision for income taxes			771.3			656.4			517.4
Provision for income taxes			346.2			292.5			228.5
Net income			$ 425.1			$ 363.9			$ 288.9
Total assets at December 31	$1,110.2	$265.8	$1,376.0	$ 683.9	$268.4	$ 952.3	$364.2	$266.6	$ 630.8

Moody's Investors Service Revenue by Business Unit

Year Ended December 31,	2004	2003	2002
Ratings revenue:			
Structured finance	$ 538.6	$ 460.6	$ 384.3
Corporate finance	311.5	278.8	227.7
Financial institutions and sovereign risk	208.9	181.2	155.0
Public finance	82.2	87.2	81.2
Total ratings revenue	1,141.2	1,007.8	848.2
Research revenue	169.5	126.9	93.6
Total Moody's Investors Service	$1,310.7	$1,134.7	$ 941.8

Revenue and Long-lived Asset Information by Geographic Area

	2004	2003	2002
REVENUE:			
United States	$ 911.2	$ 795.3	$ 680.8
International	527.1	451.3	342.5
Total	$1,438.3	$1,246.6	$1,023.3
LONG-LIVED ASSETS:			
United States	$ 245.2	$ 255.9	$ 269.3
International	18.7	14.7	15.4
Total	$ 263.9	$ 270.6	$ 284.7

NOTE 16 VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable allowances primarily represent adjustments to customer billings that are estimated when the related revenue is recognized. During 2003, the Company reduced its provision rates and in the fourth quarter of 2003, the Company recorded adjustments to the allowances totaling $6.0 million, of which approximately $3.0 million related to 2002 and $3.0 million related to prior quarters of 2003. In 2004, the Company further reduced its provision rates and allowance to reflect its current estimate of the appropriate level of accounts receivable allowances. Below is a summary of activity for each of the three years in the period ended December 31, 2004:

	Balance at Beginning of the Year	Additions Charged to Revenue	Write-offs and Adjustments	Balance at End of the Year
2004	**$(15.9)**	**(18.1)**	**19.4**	**$(14.6)**
2003	(16.4)	(16.4)	16.9	(15.9)
2002	(27.3)	(20.1)	31.0	(16.4)

NOTE 17 RELATED PARTY TRANSACTIONS

Moody's Corporation made grants of $7.0 million, $6.0 million and $6.0 million to The Moody's Foundation (the "Foundation") in 2004, 2003 and 2002, respectively. The Foundation carries out philanthropic activities on behalf of Moody's Corporation primarily in the areas of education and health and human services. Certain members of senior management of Moody's Corporation are on the Board of Directors of the Foundation.

NOTE 18 INSURANCE RECOVERY

In February 2003, Moody's received a $15.9 million insurance recovery related to the September 11th tragedy, for incremental costs incurred and for lost profits due to the sharp decline in debt market activity in the weeks following the disaster. Moody's had previously received a $4.0 million advance payment in 2002, resulting in a total recovery of $19.9 million. Moody's had incurred incremental costs of $6.3 million for property damage and temporary office facilities, and had fully accrued for the recovery of these costs in its financial statements. The remainder of the insurance recovery, $13.6 million, had not previously been accrued as its realizability was not sufficiently assured. As a result, in the first quarter of 2003 Moody's recorded a gain of $13.6 million, included in other non-operating income, net in the consolidated statements of operations.

NOTE 19 QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2004				
Revenue	**$331.2**	**$357.6**	**$357.9**	**$391.6**
Operating income	**182.9**	**199.5**	**197.8**	**206.2**
Net income	**103.5**	**103.5**	**95.5**	**122.6**
Basic earnings per share	**$ 0.69**	**$ 0.70**	**$ 0.65**	**$ 0.83**
Diluted earnings per share	**$ 0.68**	**$ 0.68**	**$ 0.63**	**$ 0.80**
2003				
Revenue	$ 278.2	$ 312.7	$ 305.0	$ 350.7
Operating income	149.1	176.7	161.2	176.1
Net income	91.9	100.9	85.6	85.5
Basic earnings per share	$ 0.62	$ 0.68	$ 0.57	$ 0.57
Diluted earnings per share	$ 0.61	$ 0.66	$ 0.56	$ 0.56

Basic and diluted earnings per share are computed independently for each of the periods presented. The number of weighted average shares outstanding changes as common shares are issued pursuant to employee stock plans and for other purposes or as shares are repurchased. Therefore, the sum of basic and diluted earnings per share for each of the four quarters may not equal the full year basic and diluted earnings per share.

NOTE 20 SUBSEQUENT EVENT

On February 15, 2005, the Board of Directors declared a two-for-one stock split to be effected as a special stock distribution of one share of common stock for each share of the Company's common stock outstanding and treasury shares. Stockholders of record as of the close of business on May 4, 2005 will receive one additional share of common stock for each share of the Company's common stock held on that date. Such additional shares will be distributed on May 18, 2005.

The Board of Directors' declaration of the special stock dividend distribution is subject to stockholder approval of a charter amendment to increase the Company's authorized common shares. Moody's stockholders will vote on the charter amendment at the Company's Annual Meeting, which will be held on April 26, 2005. The proposal to amend the Company's charter to increase the number of authorized shares will be more fully described in the Company's annual meeting proxy statement.

If the stock split is approved, the Company will restate its previously reported financial statements accordingly. Among other things, Moody's number of basic and diluted shares outstanding will be double the amounts currently reported in the consolidated financial statements, and earnings per share will be fifty percent of the currently reported amounts.

Also, on February 15, 2005, the Board of Directors voted to increase the quarterly dividend per share from $0.075 to $0.11 before giving effect to the aforementioned two-for-one stock split, payable on June 15, 2005 to stockholders of record as of May 27, 2005. If the stock split is effected then on a post-split basis, the dividend will be increased to 5.5 cents per share from the 3.75 cents per share that otherwise would have been paid absent the dividend increase. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board of Directors.

SELECTED FINANCIAL DATA

The Company's selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Moody's Corporation consolidated financial statements and notes thereto.

Year Ended December 31,	**2004**	2003	2002	2001	2000[4]
(amounts in millions, except per share data)					
RESULTS OF OPERATIONS[1]					
Revenue	**$1,438.3**	$1,246.6	$1,023.3	$ 796.7	$ 602.3
Expenses	**651.9**	583.5	485.2	398.2	313.8
Operating income	**786.4**	663.1	538.1	398.5	288.5
Non-operating expense, net[2]	**(15.1)**	(6.7)	(20.7)	(16.6)	(4.5)
Income before provision for income taxes	**771.3**	656.4	517.4	381.9	284.0
Provision for income taxes	**346.2**	292.5	228.5	169.7	125.5
Net income	**$ 425.1**	$ 363.9	$ 288.9	$ 212.2	$ 158.5
EARNINGS PER SHARE					
Basic	**$ 2.86**	$ 2.44	$ 1.88	$ 1.35	$ 0.98
Diluted	**$ 2.79**	$ 2.39	$ 1.83	$ 1.32	$ 0.97
WEIGHTED AVERAGE SHARES OUTSTANDING					
Basic	**148.5**	148.9	153.9	157.6	161.7
Diluted	**152.3**	152.3	157.5	160.2	163.0
DIVIDENDS DECLARED PER SHARE	**$ 0.30**	$ 0.18	$ 0.18	$ 0.18	$ 0.045

As of December 31,	**2004**	2003	2002	2001	2000[4]
BALANCE SHEET DATA					
Total assets	**$1,376.0**	$ 952.3	$ 630.8	$ 505.4	$ 398.3
Long-term debt[3]	**$ —**	$ 300.0	$ 300.0	$ 300.0	$ 300.0
Shareholders' equity (deficit)	**$ 317.5**	$ (32.1)	$ (327.0)	$(304.1)	$(282.5)

(1) The 2002 results of operations include revenue of $42.1 million, expenses of $42.8 million and an operating loss of $0.7 million related to KMV, which was acquired in April 2002.

(2) Non-operating expense, net includes $23.0 million, $23.5 million, $23.5 million, $22.9 million and $5.8 million, in 2004, 2003, 2002, 2001 and 2000 respectively, of interest expense that principally relates to the Company's $300 million of notes payable issued in October 2000. The 2003 amount also includes a gain of $13.6 million on an insurance recovery related to the September 11th tragedy.

(3) The amounts shown as long-term debt represent notes payable that mature in September 2005. These notes payable are classified as a current liability at December 31, 2004.

(4) The 2000 financial data included herein is presented as if the Company were a separate entity for the entire year, and may not necessarily reflect results of operations or financial position of Moody's had it been a separate entity prior to the Distribution Date. The 2000 results include $13.3 million of cost allocations from Old D&B through the Distribution Date, related to employee benefits, centralized services and other corporate overhead.

MOODY'S CORPORATION

DIRECTORS

John Rutherfurd, Jr.
Chairman and Chief Executive Officer
Moody's Corporation

Basil L. Anderson[1,2]
Vice Chairman
Staples, Inc.

Mary Johnston Evans[1,2]
Former Vice Chairman
AMTRAK (National Railroad
Passenger Corporation)

Robert R. Glauber[1]
Chairman and Chief Executive Officer
NASD

Ewald Kist[1,2]
Retired Chairman
ING Groep N.V. (ING Group)

Senator Connie Mack[1,2]
Senior Policy Advisor
King & Spalding LLP

Raymond W. McDaniel, Jr.
President and Chief Operating Officer
Moody's Corporation

Henry A. McKinnell, Jr., Ph.D.[1,2]
Chairman and Chief Executive Officer
Pfizer Inc.

Nancy S. Newcomb[1,2]
Retired Senior Corporate Officer,
Risk Management
Citigroup Inc.

John K. Wulff[1,2]
Non-Executive Chairman
Hercules Incorporated

Board Committees
(1) Audit
(2) Governance and Compensation

Stockholders and other stakeholders may communicate with the Board, or with a specific director or directors, by writing to them c/o the Corporate Secretary, Moody's Corporation, 99 Church Street, New York, NY 10007.

OFFICERS

John Rutherfurd, Jr.
Chairman and Chief Executive Officer

Raymond W. McDaniel, Jr.
President and Chief Operating Officer

Executive Vice President

Jeanne M. Dering
Chief Financial Officer

Senior Vice President

John J. Goggins
General Counsel

Vice Presidents

Michael D. Courtian
Investor Relations and
Corporate Finance

Jennifer Elliott
Chief Human Resources Officer

Frances G. Laserson
Corporate Communications

Randolph Roy
Treasurer

Corporate Secretary

Jane B. Clark

CORPORATE INFORMATION

CORPORATE OFFICE

99 Church Street
New York, NY 10007
Telephone: 212-553-0300
www.moodys.com

TRANSFER AGENT, REGISTRAR

The Bank of New York
Shareholder Relations Department
P. O. Box 11258
Church Street Station
New York, NY 10286
Telephone: 866-225-9470
Within the U.S.
Telephone: 610-312-5303
Outside the U.S.
Hearing Impaired: 800-936-4237
Online Shareholder
Account Information:
Website: www.stockbny.com
Email: shareowner-svcs@bankofny.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

FORM 10-K AND OTHER REPORTS; CORPORATE GOVERNANCE

The Form 10-K, along with other Moody's SEC filings and corporate governance documents are available, without charge, on http://ir.moodys.com.

The Company has filed its annual report on Form 10-K with the Securities and Exchange Commission. A copy of the Form 10-K is available, without charge, upon request to the Investor Relations Department at the Corporate Office above.

The Company has submitted to the New York Stock Exchange the Chief Executive Officer's certification that he is unaware of any violation by the Company of the NYSE's corporate governance listing standards. The Company has filed the Chief Executive Officer and Chief Financial Officer certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 required to be filed with the SEC.

COMMON STOCK INFORMATION

The Company's common stock (symbol MCO) is listed on the New York Stock Exchange.

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Moody's Corporation

Corporate Office

99 Church Street

New York, NY 10007

www.moodys.com